82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICH[redacted]

02028993

REGISTRANT'S NAME Hong Kong Construction (Holdings) Ltd

*CURRENT ADDRESS

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4029 FISCAL YEAR 12-31-01

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dlw

DATE : 5/14/02

香港建設（控股）有限公司
HONG KONG CONSTRUCTION (HOLDINGS) LIMITED

ANNUAL REPORT 2001
二零零一年度年報



HONG KONG CONSTRUCTION (HOLDINGS) LIMITED
Rooms 801-2, East Ocean Centre
98 Granville Road, Kowloon, Hong Kong.
Tel: 2369 3949
Fax: 2721 2526, 2721 5110

CONTENTS
目 錄

2	Corporate Information	公司資料
4	Chairman's Statement	主席報告書
13	Summary of Major Construction Projects	主要建築項目概要
29	Directors and Management Executives	董事及行政管理人員
36	Notice of Annual General Meeting	股東週年大會通告
41	Report of the Directors	董事會報告書
62	Report of the Auditors	核數師報告書
64	Consolidated Profit and Loss Account	綜合損益表
65	Consolidated Statement of Recognised Gains and Losses	已確認收益虧損綜合計算表
66	Balance Sheets	資產負債表
68	Consolidated Cash Flow Statement	綜合現金流量表
70	Notes to the Consolidated Cash Flow Statement	綜合現金流量表附註
73	Notes on the Financial Statements	財務報表附註
156	Principal Subsidiaries, Associates and Jointly Controlled Entities	主要附屬公司、聯營公司和合營公司
165	Five-Year Financial Summary	五年財務資料概要
167	Schedule of Major Properties	主要物業一覽表

HONORARY CHAIRMAN	**名譽主席**
YU Ching Po	于鏡波
DIRECTORS	**董事**
SHI Liwen (chairman)	石禮文(主席)
LI Xueming (deputy chairman)	李學明(副主席)
YAO Jianping (managing director)	姚建平(董事總經理)
CHEN Libo	陳立波
Michael John KENNEDY	甘邁壯
TSANG Hin Wai, Dennis	曾顯偉
JIANG Zhiquan	蔣志權
LIU Guolin	劉國林
FAN Zhongwei	范忠偉
FAN Yan Hok, Philip (non-executive director)	范仁鶴(非執行董事)
CHOI Yu Leuk (independent non-executive director)	蔡宇畧(獨立非執行董事)
LI Zhong Yuan (independent non-executive director)	李重遠(獨立非執行董事)
SOLICITORS	**律師**
Iu, Lai & Li	姚黎李律師行
AUDITORS	**核數師**
KPMG	畢馬威會計師事務所
PRINCIPAL BANKERS	**主要往來銀行**
BNP Paribas	法國國家巴黎銀行
The Bank of China (Hong Kong) Ltd	中國銀行
CITIC Ka Wah Bank Ltd	中信嘉華銀行
Commerzbank Aktiengesellschaft	德國商業銀行
DBS Kwong On Bank Ltd	DBS廣安銀行
Hang Seng Bank Ltd	恒生銀行
The Hongkong and Shanghai Banking Corporation Ltd	香港上海滙豐銀行
Sumitomo Mitsui Banking Corporation	三井住友銀行
COMPANY SECRETARY	**公司秘書**
CHIU Po Kwok, Alex	趙保國

REGISTERED OFFICE

Rooms 801-2, East Ocean Centre
98 Granville Road, Kowloon, Hong Kong
Tel: 2369 3949
Fax: 2721 2526

公司註冊辦事處

香港九龍加連威老道98號
東海商業中心801-2室
電話:2369 3949
傳真:2721 2526

E-MAIL ADDRESS

info@hkconstruction.com

電子郵箱

info@hkconstruction.com

WEBSITE ADDRESS

http://www.hkconstruction.com
http://www.irasia.com/listco/hk/hkconstruction

網址

http://www.hkconstruction.com
http://www.irasia.com/listco/hk/hkconstruction

SHARE REGISTRARS

Central Registration Hong Kong Ltd
Shops 1712-6
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

股份過戶登記處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓1712-6室



Mr Shi Liwen, *Chairman*
主席，石禮文先生

FINANCIAL REVIEW AND ANALYSIS

Results

The Group's turnover amounted to $1.833 billion, representing a decrease of 3% over last year. The Group reported a gross loss for the year of $116.5 million compared to $257.3 million for the previous year mainly arising from the additional provision for foreseeable losses of two construction contracts as a result of possible further delay in the work progress. Loss from operations for the year was $293.9 million compared to $313.7 million for the previous year. Finance costs for the year was $217.8 million, a reduction of 26% from the previous year as a result of the reduction in interest rates. A discount of $123.4 million arose from the auction of bank loans and the floating rate notes ("FRNs"). There was a deficit on revaluation of investment properties of $76.4 million and the share of losses, impairment losses and revaluation deficits of properties of associates totalled $324.9 million compared to $451.6 million for the previous year.

Consequently, the Group reported a consolidated net loss attributable to shareholders of $836.1 million for the year ended 31st December, 2001. This compares with a loss of $1.152 billion for the previous year. Loss per share decreased to $1.51 from $2.27 in 2000.

財務檢討及分析

業績

年度集團營業額為18.33億元，較上年度減少3%。本集團本年度毛損為1.165億元，而去年的毛損則為2.573億元。毛損的主要原因是由於兩項建築工程有可能進一步延誤而產生的工程虧損而作出額外準備。本年度經營虧損為2.939億元，而去年則為3.137億元。由於利率下跌，本年度融資成本較上年度下跌26%，為2.178億元。銀行貸款及浮息票據拍賣折讓為1.234億元。投資物業重估虧絀為0.764億元；應佔聯營公司虧損、耗蝕虧損和重估虧絀合共3.249億元，去年則為4.516億元。

因此，本集團截至二零零一年十二月三十一日止年度的股東應佔虧損淨額為8.361億元，而去年的虧損則為11.52億元。每股虧損由去年之2.27元減少至虧損1.51元。

Debt Restructuring

At the end of 2000, the Group faced liquidity problems and failed to repay its loans when they were due. This included an aggregate indebtedness of $1.9 billion to its bank creditors in Hong Kong and the FRNs of US$37 million due for repayment on 13th December, 2000. The Group immediately appointed KPMG Financial Advisory Services as financial adviser for its debt restructuring scheme.

In May, 2001, the Company signed a "Buy-out, Repayment and Release Deed" with a group of banks whose lending to the Company was secured by the Company's construction contracts. The Release Deed enabled the Company to have direct access to progress monies received from all construction contracts.

In June, the Company executed a standstill letter with its bank creditors in Hong Kong and the holders of the FRNs to formalise the informal standstill arrangement to grant a grace period (up to 15th January, 2002) for the Company to negotiate and agree with the participating banks on debt restructure plan which will set out the terms of repayment and interest rates for the loans under restructure. This represents the initial phase of the restructuring scheme. Pursuant to the terms of the standstill letter, the Company is required to ensure the execution and delivery by each of the obligors of a debenture granting fixed and floating charges over their respective assets.

On 30th November, 2001, the Company held a debt auction at which it invited its bank creditors in Hong Kong and the holders of the FRNs to tender for a discounted payment in settlement of the indebtedness owing to them by the Group. As a result of the auction, $176.2 million of its indebtedness had been satisfied by the payment of $52.8 million. This represented a discount of $123.4 million on the full amount.

債務重組

集團於二零零零年底出現資金問題，無法償還到期的貸款，包括當時尚欠香港的債權銀行的債務總額約為19億元，及原須於二零零零年十二月十三日到期償還的為數37,000,000美元的浮息票據本金結餘。集團即時委任畢馬威財務諮詢服務作為財務顧問著手展開債務重組的方案。

於二零零一年五月，本公司與借款予本公司而款項由本公司建築合約作抵押之多家銀行簽訂「全部購入、清償及解除契約」。該份解除契約讓公司得以直接收取所有建築合約之進度款項。

同年六月，本公司與香港的債權銀行與浮息票據持有人簽訂暫緩還款通知書，正式確立非正式暫緩還款安排，以便公司有時間（限期為二零零二年一月十五日）與參與訂約之銀行磋商及議定財務重組計劃，該計劃將定出有關重組貸款之還款條款及利率；此乃公司之重組方案的初期階段。根據暫緩還款通知書的規定，本公司必須達成由各債務人訂立以彼等之資產提供固定及浮動抵押之債券，正式暫緩還款安排始告生效。

本公司於二零零一年十一月三十日進行債務拍賣，邀請其香港的債權銀行和浮息票據持有人投標，以折讓付款方式清償集團尚欠之債務。於債務拍賣後，集團尚欠之債務其中176,200,000元因在支付52,800,000元後得以清償，較全數金額折讓為123,400,000元。

Following the debt auction and pursuant to the requirements of the standstill letter signed in June, the Group on 3rd December, 2001 executed a debenture under which it charged all of its assets and properties by way of fixed and floating charges in favour of the bank creditors in Hong Kong and the holders of the FRNs for the purpose of securing its remaining indebtedness of $1.85 billion.

於債務拍賣後及因應六月時簽訂暫緩還款通知書的規定，本集團亦於二零零一年十二月三日訂立債券以固定及浮動抵押形式將其名下及若干子公司之全部資產和物業押予債權銀行和浮息票據持有人作為其剩餘1,850,000,000元債務之抵押。

The Company and the bank creditors are currently in active negotiations to finalise the terms of the proposed restructuring of its financial obligations. The negotiations between both parties on the repayment arrangement of the indebtedness over the next five years have reached the final stage. The term sheet is close to being finalised.

本公司現正積極與債權銀行就重組其財務責任訂定條款，雙方就未來五年公司變賣資產以還債的方案作最後磋商，條款可望於短期內訂定。

Overall, we have achieved significant progress on the debt restructuring since the end of 2000, including approximately 36% reduction in total indebtedness net of pledged deposits and cash and cash equivalents and a significant reduction in potential liabilities due to the delay in progress of certain construction contracts.

總的來說，自二零零零年底以來，我們在債務重組方面已取得長足的進展，包括整體債務（扣除抵押存款和現金及現金等價物）減少了約36%和大大地減少了因延遲若干建築合約進度而產生的潛在負債。

Furthermore, during the second half of 2001, the Group received the final installment of $445,000,000 of the disposal proceeds of Yangpu Power Plant in which the Group had a 40% interest. The Group acquired the other 60% interest of this Yangpu company during the year. Part of these proceeds has been used to fund the Group's working capital and the debt auction being held on 30th November, 2001. The unutilised balance is currently being deposited with the bank security trustee.

此外，在二零零一年下半年期間，集團已收取了售賣當時本集團佔有40%權益的海南洋浦電廠445,000,000元餘款。本集團在年度內已收購其餘60%的權益。該筆款項部份已用作集團的營運資金及資助於二零零一年十一月三十日進行了的債務拍賣；剩餘部份現正存於債權銀行托管人。

Liquidity and Financial Resources

The Group's borrowings at the balance sheet date comprised Hong Kong and PRC bank loans of $1.84 billion and the FRNs of US$25.4 million. As the Group and the Company were in default of all these borrowings, these amounts became due immediately and were classified as current liabilities.

流動資金及財務資源

本集團於結算日之借貸包括香港及中國的銀行貸款18.4億元及浮息票據25,400,000美元。由於本集團及本公司已對這些票據及所有銀行借款違約，該等借貸變為即時到期，而列為流動負債。

All these borrowings are interest bearing with interest rates fixed at market rates plus margin at various intervals of time from one month to one year after the previous fixing. The majority of the borrowings are denominated in Hong Kong dollars. As of the balance sheet date the foreign currency borrowings included US$ borrowings of 12.0%, RMB borrowings of 7.7% and Japanese Yen borrowings of 4.6% approximately of the total borrowings. The Group had pledged deposits of $216.1 million and cash and cash equivalents of $433.2 million at the balance sheet date. The Group has not used financial instruments for currency hedging purposes.

上述所有借貸均於各定息日按參考市場利率釐定不同息率期由一個月至一年不等之固定息率加差距計算利息。大部份借貸以港元為單位。於結算日，外滙借貸中美元借貸約佔總借貸額之12.0%、人民幣借貸約佔7.7%及日圓借貸約佔4.6%。於結算日，本集團已抵押存款216,100,000元及現金和現金等價物433,200,000元。本集團並無利用金融工具作貨幣對沖用途。

Details of Charges on Group Assets

The Company and certain of its subsidiaries have entered into a guarantee and debenture dated 3rd December, 2001, under which all of their assets and properties were charged by way of fixed and floating charges in favour of the bank creditors and the holders of the FRNs for the purpose of securing the Hong Kong bank indebtedness and the FRNs.

集團資產抵押詳情

本公司及若干附屬公司於二零零一年十二月三日訂立一項擔保及債券；據此，本公司及若干附屬公司將其名下全部資產及物業以固定及浮動抵押形式予其債權銀行及浮息票據持有人，作為其於香港剩餘的銀行債務及浮息票據之抵押。

Gearing Ratio

The Borrowings to Equity Ratio of the Group as at 31st December, 2001 amounted to 140.8% (2000: 113.5%), being the ratio of "total borrowings and the FRNs less cash and cash equivalents and pledged deposits" divided by "shareholders' equity".

資本負債比率

本集團於二零零一年十二月三十一日之借貸對權益比率為140.8%（二零零零年：113.5%），該比率之計算方法為將「借貸及浮息票據總額減現金和現金等價物及抵押存款」除以「股東權益」。

BUSINESS REVIEW

Construction

The Group had in hand contracts valued at $6.6 billion at the end of 2001 (excluding the share of joint venture partners). They included a government contract for the construction of three schools in the territory, one government joint venture contract for Penny's Bay reclamation stage 1, three West Rail projects, the widening of Tolo Highway, improvement works at Tuen Mun Wong Chu Road, residential development at 41C Stubbs Road, construction of Science Park Phase 1A at Pak Shek Kok, Qingzhou Min Jiang Bridge in Fuzhou, Shanghai Expo Centre, Shanghai Outer Ring Tunnel project, and a Chinese government joint venture contract for main construction of the National Grand Theatre in Beijing.

For those construction contracts which experienced delay due to the financial problems, the Group has been making every effort to recover from the setbacks and the progress of the construction works has made improvements over last year. The construction works of Polytechnic University Phase VI development and two primary schools at Kowloon Tong site were completed and handed over in August 2001 while the Shatin Government Offices were completed and handed over in November 2001. The improvement works at Wong Chu Road in Tuen Mun was completed for road opening in March 2002.

業務回顧

建築

集團於二零零一年底手頭合約總值達66億元（不包括聯營夥伴的部份）。該等合約包括於本港興建三所學校的政府合約、一項竹篙灣第一期填海工程的政府合營合約、三項西鐵工程、吐露港公路擴闊工程、屯門黃珠路道路改善工程政府合約、司徒拔道四十一號C住宅項目發展、白石角的科學園第一期A的工程、位於福州的青洲閩江大橋的建設、上海新國際博覽中心、上海外環隧道工程以及中國政府批出的總承包北京國家大劇院的合營合約。

就先前受到資金困擾而令到施工延誤的若干在建項目，工程進度已較去年有所改善。理工大學第六期發展及九龍塘的兩所小學已於二零零一年八月交付使用，而沙田政府合署則於二零零一年十一月交付使用。至於屯門黃珠路道路改善工程亦於二零零二年三月竣工通車。

Subsequent to the year-end, the Group clinched a $975 million contract to build the superstructure of the residential development at the Tung Chung Station. It is the first time for more than a year that the Group has won a tender under the circumstances of debt restructuring and since the last award of the Science Park contract in July 2000. The successful bidding of this new contract undoubtedly acts as a booster to help the recovery of our construction business and it takes the value of our in-hand contracts to $7.6 billion. The Group has been actively restructuring its construction business so as to form a major source of income. It is now tendering for several private contracts and plans to bid for large-scale construction projects in both China and Macau in addition to the local projects, such as Shenzhen Convention and Exhibition Centre, Hong Kong East Rail Extension-Lok Ma Chau Spur Line and Macau-Taipa 3rd Bridge.

於年度終結後，集團獲得一項合約總值9.75億元的機鐵東涌站住宅工程項目。這是集團繼二零零零年七月投得科學園工程後及在債務重組下，在年多以來首度中標，這無疑為集團沉寂多時的建築業務注入了新的商機，而新增東涌合約將手頭合約的總值增加至76億元。集團現正積極重振建築業務，以作為主要的盈利來源，刻下正投出數個私人合約；並準備參與競投中、港、澳之大型建築項目，包括深圳會議展覽中心、香港東鐵落馬洲支線段及第三條澳氹大橋。

Property

The Group has interests in first class commercial and residential developments in Shenzhen, Guangzhou, Haikou and Beijing. The influx of foreign investors to open up the Chinese market in recent years coupled with the successful entry of China into WTO in 2001 help stabilized the Group's rental income generated from the commercial property markets in Shenzhen and Guangzhou although the property sales market remains sluggish.

In view of this, in order to increase the steady source of recurring income, the Group through a mainland joint venture is involved in the property management of Shenzhen Shun Hing Square and the result to date is satisfactory.

地產物業

集團於深圳、廣州、海口及北京都持有一級商業與住宅發展項目。近年來，外商爭相進入中國開發貿易市場，加上中國於二零零一年成功加入世界貿易組織，令到集團在深圳和廣州的商廈租賃仍有不錯的租金收入，然而，物業銷售市場仍未恢復。

有見及此，於二零零一年，集團為了增加穩定的收入來源，透過國內的合資公司，參與深圳地王的物業管理，目前成績令人滿意。

Use of Proceeds from Placement of New Shares

On 13th June, 2001, the Company respectively entered into (a) a conditional subscription agreement with Shanghai Construction (Group) General Co under which Shanghai Construction (Group) General Co agreed to subscribe for 35,000,000 new shares in the Company at a price of $1.12 per share; and (b) a placing agreement with BNP Paribas Peregrine Securities Ltd under which 65,000,000 new shares in the Company, underwritten by BNP Paribas Peregrine Securities Ltd, were placed to several independent investors at the same price of $1.12 each.

Both subscription and placing were completed in July 2001. The Group applied $40 million out of the net proceeds of approximately $108 million to repay overdue debts of subcontractors and suppliers with the balance of about $68 million as general working capital.

Change of Major Shareholder

On 13th June, 2001, China Everbright International Ltd and its subsidiary, Maddington Ltd, entered into an acquisition agreement with Shanghai Construction (Group) General Co under which Shanghai Construction (Group) General Co conditionally agreed to purchase 114,000,000 shares in the Company from Maddington Ltd at a price of $1.66 per share. The acquisition was completed in July 2001. Following the abovementioned subscription of 35,000,000 new shares and the acquisition of 114,000,000 shares from Maddington Ltd, Shanghai Construction (Group) General Co became a substantial shareholder and the single largest shareholder of the Company with a 24.51% stake in the Company while China Everbright International Ltd still holds 10.20% interests in the Company.

Employees

At the end of 2001, there were a total of approximately 424 employees employed by the Group. The employees are remunerated according to the nature of jobs, their and the Group's performance, and market conditions. Some of the employees are entitled to year end bonus and participation in the share option scheme of the Group.

配售新股份所得款項之用途

於二零零一年六月十三日，本公司分別(a)與上海建工（集團）總公司訂立認購協議；據此，上海建工（集團）總公司有條件地同意以每股作價1.12元，認購35,000,000股本公司新股份；及(b)與法國巴黎百富勤證券有限公司訂立配售協議，本公司透過法國巴黎百富勤證券有限公司包銷65,000,000股本公司新股份予數名獨立投資者，每股作價為1.12元。

認購協議和配售協議分別於同年七月完成。集團所得款項淨額約為108,000,000元，其中約40,000,000元已用於償還欠分包商及供應商之逾期款項，其餘約68,000,000元則撥作一般營運資金。

主要股東的變動

於二零零一年六月十三日，中國光大國際有限公司及其附屬公司Maddington Ltd與上海建工（集團）總公司訂立收購協議；據此，上海建工（集團）總公司有條件地同意以每股作價1.66元，向Maddington Ltd購入114,000,000股本公司股份。收購事項於同年七月完成。上海建工（集團）總公司於上文所述認購本公司35,000,000股新股份和收購Maddington Ltd持有本公司114,000,000股股份後，現已成為本公司之主要股東和單一最大股東，擁有本公司已發行股本約24.51%權益，而中國光大國際有限公司仍持有本公司10.20%權益。

僱員

於二零零一年底，集團合共約有424名僱員。僱員之薪酬按工作性質、彼等及集團之表現，以及市場情況而釐訂。部份僱員更可獲年終花紅，並參與集團之購股權計劃。

OUTLOOK

Although signs have emerged that the US economy will improve in the coming months, the speed or robustness of the economic recovery of Hong Kong is still uncertain with continuing high unemployment rate, falling property prices and deflationary pressure are expected to continue to undermine local consumer confidence and investment sentiments. The year ahead will continue to be challenging for the Group. In light of such challenging operating environment, the Group will continue the corporate strategy of restructuring the organization, streamline the operations, dispose of the non-core businesses and assets, rehabilitate the under-performing business and to maintain stringent cost control.

For the local construction business, the Group is striving for resumption of our Group C licences with the Works Bureau in respect of which we have been suspended from tendering for public works for more than a year as a result of our liquidity problems. We are confident that through our improved performance of public works contracts in hand and the support of the bank creditors, the Works Bureau will uplift our suspension from tendering in the near future. Given our leading position, expertise and experience in the local construction industry, we are very keen to get back on track and are well-prepared to pursue tenders for both public and private sectors' contracts, particularly the large scale infrastructure, urban redevelopment and transportation projects.

展望

儘管有跡象顯示未來數月美國經濟將會復甦，但本港經濟的反彈速度和力量仍難言肯定；加上本港失業率高企、物業價格下滑和通縮的壓力持續削弱本地的消費者信心和投資氣氛。對本集團而言，未來一年仍是充滿挑戰性的一年。在此惡劣的經營環境下，集團將繼續重組內部架構、精簡工序、變賣非核心業務和資產、改革表現不理想的業務及歇力控制成本。

在本地建築業務方面，我們因資金困難而被工務局停牌已超過一年，集團現正積極向工務局爭取恢復公共工程C牌。透過改善手頭上政府合約的質量，加上債權銀行的支持，我們充滿信心工務局將於不久將來准許公司復牌。憑藉著集團在業界的領導地位、專業知識和豐富經驗，我們熱切地期望建築業務早日回復正軌，並已準備就緒地投取政府及私人合約，尤其是大型基建、市區重建及交通建設規劃等項目。

The recent entry of China into the WTO and the winning of the hosting right of the 2008 Olympic Games by Beijing present infinite opportunities for local and foreign investors. Few Hong Kong construction companies have, like us, contractor licences in Guangdong, Hainan, Fuzhou and Beijing. Along with the support of our new major shareholder, Shanghai Construction (Group) General Co which is one of the largest construction companies in China, we will explore business co-operation and alliances with Shanghai Construction Group in mainland China. With all these competitive edges, we will no doubt outrival the Hong Kong based competitors in expanding construction business in China.

中國的加入世界貿易組織和北京成功奪取二零零八年奧運會主辦權為國內外的投資者帶來無限的商機。香港甚少建築公司可以在中國境內廣東、海南、福州和北京具有像我們一樣的承包工程資格，加上我們的新大股東上海建工（集團）總公司為國內最大的建築公司之一，本公司將發掘與上海建工集團的合作機會和聯盟。在以上所述的優勢下，和香港其他對手相比，集團無疑在國內拓展建築業務上有更大的把握。

To reactivate our core construction activities, we have also been implementing a series of policies to improve the quality of our construction works, to reduce operating expenses and to increase operational efficiency. More efforts will be dedicated to developing innovative construction technologies so as to regain the reputation in the industry. It is expected that our construction activities will continue to increase in the foreseeable future.

集團一方面對外致力參與本地及國內投標工作以恢復公司的核心建築業務運作，對內方面，我們亦實行一系列的措施以增進工程質量、減省成本及增加工作效率。我們將更盡力去開發建築新技術和不斷創新以恢復在業界的聲譽。集團預期建築業務在可見將來將繼續有增長。

With regards to the financial aspect, the term sheet on debt-restructuring is expected to be finalized shortly and new loan from the bank creditors will be available. The new loan will be used to finance the completion of the Group's existing construction contracts. We will then focus our time and resources on the 5-year asset disposal programme. Our target in 2002 is the disposal of certain of our assets located at Shun Hing Square and South Ocean Centre in Shenzhen as well as Silver Valley Garden in Hainan. We are now making every effort to identify and negotiate with potential buyers from various sources. In fact, some offers have been received on a number of our Hong Kong properties, such as the New East Ocean Centre and Wong King Industrial Building premises.

至於財務方面，債務重組的條款預期將於短期內落實，我們亦可獲得新的銀行貸款。新貸款將用以提供資金去完成集團現有的建築合約。此後，我們可集中更多的時間和資源於五年期的資產變現計劃。二零零二年資產處理變現的重點在深圳地王、南海中心和海南銀谷苑的若干物業。我們現正盡一切努力多方尋找和聯系接盤人。事實上，現正有買家洽談數個香港物業如新東海中心及旺景工業大廈產業。

The directors believe that the Group has already seen its most difficult time. Under the leadership of the new management, the results and performance of the Group are expected to improve in the future.

董事會相信本集團已渡過最困難的時間。在新的管理層帶領下，集團的業績和表現將有所改進。



Shatin Government Offices

(Design and Construction)

(1999-2001)

$780,000,000

Client: Architectural Services Department

The design and construction of the Shatin Government Offices is our latest effort to showcase the state-of-the-art building technology for office buildings. Designed by the world-renowned architectural firm of Nikken Sekkei Ltd of Japan, who for the first time is collaborating with our Company in a design-and-build contract, it features many innovative building systems that are new in Hong Kong. Drawing from our many years of institutional experience in being the team leader in the field of project management in design, development and construction, we can provide unparalleled expertise in all aspects of project and construction management.



沙田政府合署

(設計及建造)

(1999-2001)

$780,000,000

客戶:建築署

本公司嘗試在設計及建造沙田政府合署這個項目中提供商廈設計的最新科技。世界聞名建築師日建設計擔任此建築之設計,並由本公司引進入本港創新之建築科技及設備。本公司憑著過往在建築設計、建造管理方面的多年經驗,能夠為客戶在項目設計、發展及建造多方面上提供超卓服務。



Two Primary Schools at St. George's School Site, Kowloon Tong

(2000-2001)

$148,590,000

Client: Architectural Services Department

九龍塘聖佐治兩所小學

(2000-2001)

$148,590,000

客戶：建築署

This contract involves the construction of two nos. 24 classrooms standard primary schools which will be eight-storey and seven-storey high. The contract includes the design and construction of piled foundations.

此合約包括建造兩所標準二十四間課室小學，兩座校舍分別為八層及七層高。此合約並包括設計及打樁地基工程。



A Primary School in Area 27 and a Primary School and Secondary School in Area 101 at Tin Shui Wai

(2000-2001)

$259,950,000

Client: Architectural Services Department

天水圍27區一所小學及101區一所小學及中學

(2000-2001)

$259,950,000

客戶：建築署

Structural system design and construction of the 3 schools in area 27 and 101 at Tin Shui Wai. The innovated extruded aluminum prefabricated hand set formwork system that are new in Hong Kong can show our expertise in the system formwork construction and the environment consideration. This extruded aluminium hand set system was developed by Canti-lever in Australia under our advice and assistances.

負責設計及建造天水圍27區及101區3間學校。首次在香港使用預製鋁合金注模板施工，保證質量，推動環保。此預製鋁合金注模板乃本公司與澳洲Canti-lever商談並協助開發。


W F Joseph Lee Primary School



Science Park Phase 1A at Pak Shek Kok, New Territories

(2000-2002)

$735,950,000

Client: Architectural Services Department

The Science Park along Tolo Harbour is a major government funded project aimed at developing innovation and technology in Hong Kong. Phase 1A development involves the construction of a 6-storey office and a service building (Building 1 & 2), a 10-storey carpark building, an icon tower with fibre-optic bundles at top, a footbridge connecting the carpark building and Building 1 and 2 across a carriageway; and an underground service tunnel.

新界白石角科學園第一期A

(2000-2002)

$735,950,000

客戶：建築署

在吐露港沿岸的科學園乃大型政府撥款項目，為發展香港創新科技而成立。第一期A的發展包括建造兩座六層高寫字樓和服務式大樓（第一及二座）、一座十層高之停車場、一座圖像商塔連光纖設備以一座行人天橋連接停車場及第一及二座及一條地下設備隧道。



Tung Chung Station Development Package 3

Superstructure Works at Area 19

(2002-2004)

$975,000,000

Client: Clayton Power Enterprises Ltd and Cosmos Wide International Ltd

Project Manager: Cheung Kong Property Development Ltd

The works include the construction of a three level podium for shopping arcade, day nursery, club house, carpark; 9 numbers of transfer plates; an internal road; an emergency vehicular access (EVA) and three 53 storeys high residential towers.

The works also include the design and construction for the pre-cast facades which will be finished with wall, rendering, tiling and windows before delivered to site giving a better quality of work as well as to improve the environment by producing less construction waste.



東涌站發展項目位於第十九區第三期

(2002-2004)

$975,000,000

客戶： Clayton Power Enterprises Ltd and Cosmos Wide International Ltd

項目經理：長江物業發展有限公司

工程包括建造三層高裙樓作商場，護理中心，會所及停車場，9個大樓轉換層；三座五十三層高住宅。另包括設計及安裝大樓預製外牆連窗框組件。各外牆組件均先行粉飾，貼瓦片，安裝窗框，保證質量，減少現場施工程序和廢料，藉以推動環保。

West Rail Contract (1999-2003)

CC212 Siu Hong Station

$1,390,000,000

Client: Kowloon Canton Railway Corporation

This joint venture contract involves the construction of Siu Hong Station over the Tuen Mun River including widening of the river, construction of public transport interchanges, elevated access roads, railway viaduct approaches, 700m enclosed rail structure and other ancillary works.

All works are inclusive of fitting-out and electrical and mechanical works.

西鐵合約(1999-2003)

CC212兆康站

$1,390,000,000

客戶:九廣鐵路公司

此合營合約包括擴濶屯門河,興建兆康站及公共交通交匯處、高架鐵路橋、高架公路橋、700m隔音罩及其它附屬工程。

所有工程包括裝修及機電工程。





West Rail Contract (1999-2003)

CC213 Tuen Mun Station

$1,350,000,000

Client: Kowloon Canton Railway Corporation

This joint venture contract includes the construction of Tuen Mun Station over the Tuen Mun River including widening of the river, construction of public transport interchanges and 900m of viaduct approaches.

Other works include the demolition of Sun Fat Estate and the re-provision of a school and playground, also including other ancillary works.

All works are inclusive of fitting-out and electrical and mechanical works.

西鐵合約(1999-2003)

CC213屯門站

$1,350,000,000

客戶：九廣鐵路公司

此合營合約包括擴濶屯門河，興建屯門站及公共交通交匯處、高架鐵路橋、清拆新發村、重建學校、公園及其它附屬工程。

所有工程包括裝修及機電工程。



West Rail Contract (1999-2003)
CC202 Yuen long and Long Ping Stations
$1,700,000,000
Client: Kowloon Canton Railway Corporation

A joint venture contract to construct two stations at Yuen Long and Long Ping including reinforced concrete construction of superstructure on bored pile foundations and all finishes, station electrical and mechanical works fitting out.

Other works include utility diversions to accommodate foundations, temporary and permanent road diversions, diversion of existing footbridges and construction of new footbridges. At Long Ping the works include the reconstruction of a large box culvert at the existing nullah.

西鐵合約(1999-2003)
CC202元朗及朗屏站
$1,700,000,000
客戶:九廣鐵路公司

此合營合約為建築各兩層高之元朗站及朗屏站,灌注樁地基,包括裝修及機電工程、附屬工程包括道路、行人天橋及在朗屏站之一段明渠改箱涵工程。





Penny's Bay Reclamation Stage I

(2000-2003)

$3,980,000,000

Client: Civil Engineering Department

The Company is undertaking this joint venture contract with dredging expert Ballast Ham Group from Holland. The project involves dredging and reclamation to form some 200 hectares of land and is a major infrastructure project relating to the establishment of Disneyland on Lantau.

竹篙灣第一期填海工程

(2000-2003)

$3,980,000,000

客戶：土木工程署

本公司此項工程的合營夥伴是荷蘭挖泥專家Ballast Ham集團。此項目需於大嶼山挖泥填海達二百公頃，是為興建迪士尼樂園的主要基建項目。



Widening of Tolo Highway between Ma Liu Shui Interchange and Island House Interchange (1999-2002)

$860,000,000

Client: Highways Department

This main contract for the widening of Tolo Highway is a major civil works contract involving the construction of roads, drainage, and highway structures; marine works including dredging and reclamation; excavation and landscaping.



吐露港高速公路擴闊工程
馬料水交匯處至舊政務司官邸交匯處路段

(1999-2002)

$860,000,000

客戶：路政署

此總承包合約是一項龐大的土木工程合約，工程包括道路、排水、挖淤泥、填海、園林設計以及公路結構等。

Improvement and Noise Mitigation Works
at Wong Chu Road and
its Associated Interchanges,
Tuen Mun New Town
(1998-2002)
$598,400,000
Client: Territory Development Department

This major civil works project is carried out by a joint venture between Hong Kong Construction (Holdings) Ltd and AMEC International Construction Ltd. Works include the construction of a dual two-lane carriageway, the widening of a slip road, the realignment of a section of Wong Chu Road, the extension of a pedestrian subway and extensive viaduct enclosures for noise mitigation. The completed road network will help alleviate heavy traffic arising from the proposed development of the Tuen Mun river trade terminal and a fourth industrial estate.



屯門黃珠路及有關交滙處
道路改善及隔音工程
(1998-2002)
$598,400,000
客戶：拓展署

此項大型土木工程項目由香港建設（控股）有限公司與英國AMEC建築集團合營總承包。工程包括道路的加建及擴闊、行人隧道擴闊以及廣泛隔音等。竣工後新的道路網絡將有助疏導繁忙交通。建議中的屯門內河碼頭以及第四個工業村的發展預期將大量增加該區路面交通。



National Grand Theatre, Beijing

(2000-2003)

RMB3,000,000,000 (estimated)

Client: Ministry of Culture, China

Designed by French architect Paul Andreu, the National Grand Theatre, located on the west side of the Great Hall of the People in Tiananmen Square, will be a splendid structure set amidst a man-made lake. It will have a gross construction area of 180,000 sq.m.. The design encompasses multi-level halls and theatres, exhibition areas, shops, restaurants and carparks. One of the distinguishing features of the architecture is a 60m-long transparent underwater passageway linking the main entrance and the grand theatre's reception lobby.

The Company is undertaking this joint venture main contract with Beijing Urban Construction Group and Shanghai Construction Group of China.

北京國家大劇院

(2000-2003)

人民幣3,000,000,000元（估計）

客戶：中國文化部

國家大劇院位於天安門廣場人民大會堂西側，由法國名建築師Paul Andreu設計，總建築面積達十八萬平方米，場地設計包括多層演奏廳及劇院、展覽館、商店、餐廳及停車場等，該建築物其中一個設計特色是劇院座落於一個人工大水池，有一條六十米長的水底透明通道，連接正門入口與劇院大堂。

本公司的合營夥伴有北京城建集團及上海建工集團。





Fabrication of Tunnel Element
建設中的沉埋管

Shanghai Outer Ring Tunnel

(2000-2002)

RMB1,100,000,000 (estimated)

Client: Construction Commission of the Shanghai Municipal Government, China

Shanghai Outer Ring river crossing is a 8-lane road link tunnel under the Huangpu River, linking "Wusong" at Puxi with "Sanchagang" at Pudong. The tunnel, including both the end cut and cover sections with the central immersed tunnel, is 1,370m long.

There are seven immersed tunnel elements forming the 736m tunnel, each element being 43m wide, 9.55m high and of variable length from 100m to 108m. The heaviest element weighing approximately 43,000 tons makes this the largest immersed tunnel in Asia.

The 7 immersed tunnel elements were constructed at the casting basins adjacent to the site and then towed to site, sunk into the pre-dredged trench and jointed under water.

The Outer Ring Tunnel is a "BOT" project. The Franchise was awarded to "Aijian" Group for the tunnel design, construction and operation.

The construction contract including design and construction of the works was awarded to the Joint Venture consisting of the Company together with three other local companies.

Within the Joint Venture, the Company is responsible for the most challenging part of the works including the towing and sinking of the elements and the foundation construction. To carry out this work successfully and to overcome all the difficulties, we employed the most advanced construction techniques.



Marine Works-Towing and Sinking Preparation of Element
沉埋管的拖運及沉放準備工作

上海外環隧道

(2000-2002)

人民幣1,100,000,000元（估計）

客戶：中國上海市建委

上海外環隧道是一條穿越黃浦江的8車道公路隧道，它西連吳淞、東與三岔港連接，全長1,370m。

這條隧道的江中段有736m，採用的是沉埋隧道施工法。沉埋隧道施工法即將在塢內制作好的7節沉埋管在塢內起浮、拖運至沉放地、沉放到事先挖掘好的基槽內，在水下完成管段對接，使之連成一條隧道。

每一節沉埋管段截面寬43m、高9.55m，長度為100m-108m、重量約43,000吨，是亞洲最大的沉埋管。

本公司與上海的三家建築公司組成聯合體，從BOT體制的愛建集團承包了這個項目的設計與施工。

本公司在此項目中承擔了難度最大的沉埋管拖運、沉放及基礎施工，採用了最新技術開展著施工。



West Elevation of Exhibit Halls (Far View)
一至五號展廳的西側面遠景



Steel Structures for Exhibit Halls
展廳鋼結構

Shanghai New International Expo Center

(2000-2002)

RMB437,900,000 (estimated)

Client: Shanghai New International Expo Center Co Ltd

Shanghai New International Expo Center was a major project in Pudong, Shanghai in year 2001. The structure is designed by USA architect Murphy/Jahn Inc. Phase I of the project includes 5 Nos. of Exhibit Hall, 1 No. of Entry Hall and Link Halls between all the Halls. The total construction area is about 76,000m². The concrete raft is supported by concrete piles. The primary structure system of the roof consists of simply supported steel girders with short cantilevers both ends. Each girder has a center span of 72m. The roof is covered with fiberglass membrane. The external wall are built by glass/metal facade.

上海新國際博覽中心

(2000-2002)

人民幣437,900,000元(估計)

客戶:上海新國際博覽中心有限公司

上海新國際博覽中心工程是二零零一年度上海市浦東重點工程之一,整個建築是由美國建築設計師墨菲•楊設計,工程由五個展廳和一個入口大廳組成,展廳與展廳、展廳與入口大廳之間以連接廳相連,總建築面積約為76,000m²。本工程基礎為樁基筏板基礎,上部結構為大空間變截面鋼結構梁,跨度達72m,梁、柱採用鉸接結構體系。屋面採用半透光的玻璃纖維膜材料,外牆採用玻璃幕牆和金屬幕牆。



East Elevation of Entry Hall and Exhibit Halls
入口廳和展廳的東側面



Inside of Hall No. 5
五號展廳內景





Qingzhou Min Jiang Bridge, Fuzhou

(1998-2002)

RMB401,000,000 (estimated)

Client: Fuzhou Guang Min Road & Bridge Construction & Development Co Ltd

This main contract is for the construction of a 6-lane double-tower cable-stayed bridge with a 605m main span across the Min River similar to the Kap Shui Mun Bridge in Hong Kong (also designed and built by the Group). It is 1,193m long and 29m wide, with bridge towers rising 180.5m above the sea level. The Bridge as part of the Tung San National Route which crosses the Min Jiang River.



福州青洲閩江大橋

(1998-2002)

人民幣401,000,000元（估計）

客戶：福州光閩路橋建設開發有限公司

此總承包合約包括建造橫跨福州閩江的六線行車橋，該橋與香港的汲水門橋（由本集團設計及建造）同樣是斜拉橋，主跨達605米，橋長1,193米，寬29米，橋塔高達180.5米，是國道同三線跨越閩江的大橋。

DIRECTORS

Mr SHI Liwen, 64, was appointed an executive director and the Company's chairman on 6th July, 2001. Mr Shi graduated from civil engineering department of Nanjing Institute of Technology in the 1950s and is a senior engineer in professor grade. He was the former director of Construction Works Bureau of Shanghai, director of Construction Works Management Bureau of Shanghai, and president and general manager of Shanghai Construction (Group) General Co.. Mr Shi is presently a member of the Ninth National People's Congress of the PRC, vice-chairman of China Building Association, standing vice president of Shanghai Building Union, consultant of Shanghai Construction (Group) General Co. and chairman of S C G (H. K.) Ltd.

Mr LI Xueming, 54, is the Company's deputy chairman. Formerly a vice-president of China Aerospace International Holdings Ltd, Mr Li is currently an executive director and deputy general manager of China Everbright Holdings Co Ltd.

Mr YAO Jianping, 53, was appointed the managing director on 6th July, 2001. Mr Yao has postgraduate qualification and holds a master degree in business administration from La Trobe University of Australia. He is a senior economist. Mr Yao was the former general manager of Shanghai Construction Co., Ltd. and project manager of the main contractor of the 88-storey Jin Mou Tower in Shanghai. At present, he is a director of Shanghai Construction (Group) General Co.

Mr CHEN Libo, 52, ceased to be the Company's chief executive officer and a deputy chairman but remains as an executive director on 6th July, 2001. A graduate of China's Northeastern University of Finance (formerly the Liaoning Institute of Finance), Mr Chen is a China expert with valuable experience in finance and corporate affairs. He was previously the vice-president of China Construction Bank's Pudong Branch.

董事

石禮文先生現年六十四歲，於二零零一年七月六日獲委任為本公司執行董事兼董事會主席。石先生於五十年代畢業於南京工學院土木系專業，具有教授級高級工程師職稱。彼曾任上海市建築工程局局長，上海市建築工程管理局局長，上海建工（集團）總公司總經理、董事長。現為九屆全國人大代表，中國建築業協會副會長，上海建築業聯合會常務副理事長，上海建工（集團）總公司顧問，上海建工集團（香港）有限公司董事長。

李學明先生現年五十四歲，是本公司副主席。曾任航天科技國際集團有限公司副總裁，現為中國光大集團有限公司執行董事兼副總經理。

姚建平先生現年五十三歲，於二零零一年七月六日被委任為董事總經理。姚先生擁有研究生學歷，持有澳洲La Trobe大學工商管理碩士學位，具有高級經濟師職稱。曾任上海建工股份有限公司總經理，上海88層金茂大廈總承包項目經理。現任上海建工（集團）總公司董事。

陳立波先生現年五十二歲，於二零零一年七月六日不再擔任本公司副主席兼行政總裁，但彼仍為執行董事。陳先生卒業東北財經大學（前稱遼寧財經學院），是中國事務專家，在財務及公司事務方面有豐富經驗，曾任中國建設銀行浦東分行副行長。

Mr Michael John KENNEDY, 61, general manager of construction, joined the Board on 20th April, 2001. Mr Kennedy is a Chartered Civil Engineer and has been with the Company since 1977. He has previously been the Company's technical director of the construction department acting as the technical coordinator for all the construction activities of the Company. Mr Kennedy is a Registered Professional Engineer and a Fellow of both the United Kingdom Institution of Civil Engineers and the Hong Kong Institution of Engineers.

甘邁壯先生現年六十一歲，本公司工程營業部總經理，於二零零一年四月二十日加入董事會。甘先生是一位特許土木工程師，於一九七七年加入本公司；彼先前為本公司技術總監，主管所有工程項目的技術統籌。甘先生是一位註冊專業工程師，亦是英國土木工程師學會及香港工程師學會的資深會員。

Mr TSANG Hin Wai, Dennis, 50, joined the Company as a project director in May 1995 and as the head of buildings department in April 1999. He was a special assistant to managing director of the Company from January 2001 and has become an executive director of the Company since 20th April, 2001. Mr Tsang is a member of the United Kingdom Institution of Civil Engineers and the Hong Kong Institution of Engineers.

曾顯偉先生現年五十歲，於一九九五年五月加入本公司為項目總監，一九九九年四月晉升為建築部樓宇工程總監，二零零一年一月轉任董事總經理特別助理，自二零零一年四月二十日起出任本公司執行董事。曾先生是英國土木工程師學會及香港工程師學會會員。

Mr JIANG Zhiquan, 51, joined the Board on 6th July, 2001. Mr Jiang has postgraduate qualification and holds a master degree in business administration from the University of Hong Kong. He is a senior economist. He was former vice president and general manager of Shanghai Construction (Group) General Co. At present, he is the president of Shanghai Construction (Group) General Co. and Shanghai Construction Co., Ltd. Mr Jiang has extensive experience in management of conglomerate and in such areas as construction technology, and construction economics and management.

蔣志權先生現年五十一歲，於二零零一年七月六日加入董事會。蔣先生擁有研究生學歷和持有香港大學工商管理碩士學位，具有高級經濟師職稱。曾任上海建工(集團)總公司副董事長、總經理。現任上海建工(集團)總公司和上海建工股份有限公司董事長。蔣先生在管理特大型企業、建築施工技術、建築經濟與管理方面擁有豐富的經驗。

Mr LIU Guolin, 51, joined the Board on 6th July, 2001. Mr Liu graduated from Shanghai University of Finance & Economics majoring in infrastructure financing and is a senior accountant. At present, Mr Liu is a director and general accountant of Shanghai Construction (Group) General Co. and vice president of Shanghai Construction Co., Ltd. He has extensive experience in finance and corporate matters.

劉國林先生現年五十一歲，於二零零一年七月六日加入董事會。劉先生畢業於上海財經大學基建財務專業，具有高級會計師職稱。現任上海建工(集團)總公司董事、總會計師，上海建工股份有限公司副董事長。彼在財務及公司事務方面有豐富的管理經驗。

Mr FAN Zhongwei, 49, joined the Board on 6th July, 2001. Mr Fan has postgraduate qualification and holds a master degree in business administration from La Trobe University of Australia. He is a senior economist. At present, he is a director of Shanghai Construction (Group) General Co. and Shanghai Construction Co., Ltd. He has extensive knowledge and experience in management of construction budgeting and human resources.

范忠偉先生現年四十九歲，於二零零一年七月六日加入董事會。范先生擁有研究生學歷，持有澳洲La Trobe大學工商管理碩士學位，具有高級經濟師職稱。現任上海建工（集團）總公司和上海建工股份有限公司董事。彼在建築經濟綜合管理及人力資源管理方面有廣泛的知識和經驗。

Mr FAN Yan Hok, Philip, 52, a non-executive director of the Company since November 1999. Mr Fan is presently an executive director and general manager of China Everbright International Ltd. He holds a bachelor's degree in industrial engineering, a master's degree in operations research from Stanford University and a master's degree in management science from Massachusetts Institute of Technology.

范仁鶴先生現年五十二歲，自一九九九年十一月起出任本公司非執行董事。范先生現任中國光大國際有限公司執行董事兼總經理。彼持有史丹福大學頒授之工程學士銜及統籌學碩士銜，以及麻省理工學院管理科學碩士銜。

INDEPENDENT NON-EXECUTIVE DIRECTORS

Dr CHOI Yu Leuk, 62, was appointed an independent non-executive director of the Company on 28th August, 2000. Dr Choi has previously worked in the Hong Kong Government as Head of Strategic Planning Unit, Deputy Director of Territory Development and Civil Engineering Departments, and Director of Buildings Department. His 40-year experience in civil engineering and urban development management includes the formulation of Hong Kong's first Territorial Development Strategy, the development of Tseung Kwan O New Town, and Hong Kong's building control. Dr Choi is a fellow of the Hong Kong Institution of Engineers and the United Kingdom Institution of Civil Engineers. He holds PhD and other degrees respectively from Cornell, Hong Kong, London and New South Wales universities.

Dr LI Zhong Yuan, 40, was appointed an independent non-executive director of the Company on 4th May, 2001. Dr Li is the chairman of the Hong Kong-listed Techcap Holdings Ltd. He received his PhD in Mathematics from the University of Michigan at Ann Arbor, the United States and once worked as an instructor in Mathematics at the Massachusetts Institute of Technology, where he was consecutively awarded research grants from the National Science Foundation. Dr Li has extensive working experience in a number of major international investment banks, including Bankers Trust, Salomon Brothers and IBJ Asia Limited and has extensive experience in capital raising and risk management. Since late 1996, he has been in charge of building up capital markets and derivative businesses in multi-asset classes in Northern Asia and was a director of Rabobank International before setting up a financial and technology investment firm.

獨立非執行董事

蔡宇略博士現年六十二歲，於二零零零年八月二十八日出任本公司獨立非執行董事。蔡博士歷任香港政府的策略規劃組主任、拓展署和土木工程署副署長、以及屋宇署署長。彼擁有四十年的土木工程與城市建設管理經驗，曾負責制訂首份全港發展策略、推行將軍澳新市鎮拓展計劃及監管全港建築事務。蔡博士是香港工程師學會與英國土木工程師學會的資深會員；持有康乃爾大學哲學博士學位及香港、倫敦、新南威爾斯大學的其他學位。

李重遠博士現年四十歲，於二零零一年五月四日出任本公司獨立非執行董事。李博士現是香港上市之科達集團(控股)有限公司之主席。彼於美國安那寶市密芝根大學取得數學哲學博士學位，曾出任麻省理工學院數學系講師，屢獲美國國家科學基金會之研究獎金。李博士曾任職多間國際大型投資銀行，包括美國信孚銀行、所羅門兄弟及日本興業銀行，在集資及風險管理方面累積豐富經驗。自一九九六年底以來，彼一直負責在北亞地區建立有關多類資產之資本市場及衍生工具業務，曾擔任荷蘭合作銀行國際之董事，其後更自行成立一間財經及科技投資公司。

MANAGEMENT EXECUTIVES

Mr CHIU Po Kwok, Alex, 45, group financial controller, general manager-finance department and company secretary. Mr Chiu is a fellow of the Association of Chartered Certified Accountants and a member of the Hong Kong Society of Accountants and Certified General Accountants' Association of Canada.

Mr YIN Keding, 38, deputy financial controller and deputy general manager-finance department, holds an economics degree from Shanghai University of Finance and Economics and is an accountant. Prior to joining the Company in July 2001, Mr Yin worked for Shanghai Construction (Group) General Co. as finance manager of the overseas business department.

Mr JIANG Yibo, 45, joined the Company in July 2001 as assistant general manager, deputy general manager-construction department and project director. Mr Jiang holds a master's degree in business administration and is a senior engineer. He was previously the deputy general manager of Shanghai No. 1 Construction Co., Ltd and is experienced in management of large construction projects.

Mr SIN Tsun Chau, 49, head of buildings-construction department. Mr Sin, a chartered builder, joined the Company in 1993. He has a master's in construction management and a master's in business administration, and 30 years' experience in project management.

Mr TANG Sau Wai, Tom, 44, head of civils-construction department. Mr Tang is a Registered Professional Engineer and a member of both the United Kingdom Institution of Civil Engineers and the Hong Kong Institution of Engineers.

行政管理人員

趙保國先生現年四十五歲，為集團財務總監、資產財務部總經理兼公司秘書。是英國特許公認會計師公會資深會員，亦是香港會計師公會及加拿大公認會計師公會之會員。

尹克定先生現年三十八歲，於二零零一年七月加入本公司為財務副總監兼資產財務部副總經理。尹先生持有上海財經大學經濟學學士學位，具有會計師職稱，曾任上海建工（集團）總公司海外事業部財務經理。

姜亦波先生現年四十五歲，於二零零一年七月加入本公司為助理總經理、工程營業部副總經理兼項目總監。姜先生持有工商管理碩士學位，具有高級工程師職稱，曾任上海市第一建築有限公司副總經理，具有大型工程施工管理經驗。

單進就先生現年四十九歲，為本公司工程營業部建築工程總監。單先生為特許營造師，於一九九三年加入本公司，持有工程管理碩士及工商管理碩士學位，在項目工程管理有三十年經驗。

鄧守偉先生現年四十四歲，為本公司工程營業部土木工程總監。鄧先生是一位註冊專業工程師，亦是英國土木工程師學會及香港工程師學會會員。

Mr Hiroshi YOSHIDA, 62, technical director – construction department. Mr Yoshida received his bachelor of science degree from the Tohoku University in Japan and was a civil engineer with Kumagai Gumi Co Ltd in Tokyo, with extensive experience in bridge, tunnel and subway construction. He came to Hong Kong in 1976 and joined the Company in 1982.

吉田宏先生現年六十二歲，為本公司工程營業部技術總監，持有日本東北大學的理學士學位。曾任職熊谷組株式會社東京總部土木工程師，在橋樑、隧道及地鐵興建方面擁有豐富經驗，一九七六年來港，一九八二年加入本公司參與各項主要項目。

Mr C John CHAMPION, 55, contracts manager, joined the Company in July 2001. Mr Champion is a Chartered Civil Engineer and a member of the Chartered Institute of Arbitrators, the Hong Kong Institution of Engineers and the United Kingdom Institution of Civil Engineers. Prior to joining the Company, he was a contracts/project manager for 18 years in Hong Kong and his earlier experience includes 15 years in the construction industry in England, Nigeria, Sudan and Micronesia.

C John CHAMPION先生現年五十五歲，於二零零一年七月加入本公司為工程合約總監，是一位特許土木工程師，亦是英國仲裁學會、香港工程師學會及英國土木工程師學會會員。加入本公司之前，彼已先後在英格蘭、尼日利亞、蘇丹和密克羅尼西亞建築界工作了十五年及在本港當了工程合約經理／項目經理十八年。

Mr MAK Yu Man, 55, deputy head of civils-construction department. Mr Mak, a graduate of the Hong Kong Baptist College (now known as Hong Kong Baptist University), joined the Company in 1975. He is a corporate member of both the Hong Kong Institution of Engineers and the Institution of Engineers, Australia. He is currently a Registered Professional Engineer in Hong Kong and Australia with extensive experience in highways, bridges, tunnels and railways construction.

麥汝文先生現年五十五歲，為本公司工程營業部土木工程副總監。畢業於香港浸會學院（現稱香港浸會大學），一九七五年加入本公司，現為香港及澳洲工程師學會會員，是香港及澳洲註冊的專業土木工程師，在高速公路、橋樑、隧道及鐵路興建方面擁有豐富經驗。

Mr LU Jianchu, 48, joined the Company in July 2001 as assistant general manager, and head of administration and human resources department. Mr Lu has postgraduate qualification and is a senior economist. He was previously the deputy general manager of Shanghai No. 3 Construction Co., Ltd and is familiar with management of human resources and administrative matters.

陸建初先生現年四十八歲，於二零零一年七月加入本公司為助理總經理兼行政人事部總監，具有研究生學歷和高級經濟師職稱，曾任上海市第三建築有限公司副總經理，熟悉公司人事行政管理事務。

Mr WU Guoqing, 56, joined the Company in July 2001 as assistant general manager, assisting the managing director to manage the corporate affairs. Having a post-secondary qualification and is a senior economist, Mr Wu was previously the deputy general manager of the overseas business department of Shanghai Construction (Group) General Co. and has many years of overseas experience in construction management.

吳國慶先生現年五十六歲，於二零零一年七月加入本公司為助理總經理，協助處理公司行政事宜。吳先生具有大專學歷和高級經濟師職稱，曾任上海建工（集團）總公司海外事業部副總經理，擁有多年海外工程建設管理經驗。

NOTICE IS HEREBY GIVEN that the twenty-ninth annual general meeting of the Company will be held at Private Rooms III-IV, Hotel Inter-Continental Hong Kong, 18 Salisbury Road, Kowloon, Hong Kong on Thursday, 6th June, 2002 at 10:30 a.m. for the following purposes:–

1. To receive and adopt the audited financial statements and the reports of the directors and auditors for the year ended 31st December, 2001.

2. To re-elect the retiring directors.

3. To authorise the board of directors to fix the remuneration of the directors.

4. To re-appoint KPMG as auditors of the Company and to authorise the directors to fix their remuneration.

5. As special business, to consider and, if thought fit, to pass the following resolutions:–

(A) As Ordinary Resolution No. 1

"**THAT**:–

(a) subject to paragraph (c) of this resolution, the exercise by the directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the directors of the Company to make or grant offers, agreements and options during the Relevant Period which would or might require the exercise of such powers after the end of the Relevant Period;

茲通告本公司謹定於二零零二年六月六日(星期四)上午十時三十分假香港九龍梳士巴利道18號香港洲際酒店三至四號貴賓廳舉行第二十九屆股東週年大會，商議下列事項：—

一、 省覽及採納截至二零零一年十二月三十一日止年度之經審核財務報表及有關年度之董事會及核數師報告。

二、 重選退任之董事。

三、 授權董事會釐定董事酬金。

四、 續聘畢馬威會計師事務所為本公司之核數師並授權董事會釐定其酬金。

五、 作為特別事項，考慮及酌情通過下列決議案：—

(甲) 為第一項普通決議案

「**動議**：—

(a) 在本決議案(c)段之規限下，一般性及無條件授予本公司董事一般性權力，使其可於有關期間(見下文定義)內行使本公司之權力，以配發、發行及處理本公司股本中之額外股份，以及作出或授予可能需要行使該項權力之建議、協議及認股權；

(b) 本決議案(a)段所述之批准將授權本公司董事於有關期間內作出或授予或須於有關期間結束後行使該項權力之建議、協議及認股權；

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the share capital of the Company; or (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Memorandum and Articles of Association of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution:–

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Articles of Association of the Company to be held; and

(c) 本公司董事根據本決議案(a)段之批准所配發或同意有條件或無條件配發（無論是否依據認股權或其他方式而配發）及發行之股本總面值，不得超過於本決議案通過日期本公司已發行股本面值總額百份之二十，惟根據下列方式所配發及發行者除外：(i)配售新股（見下文定義）；(ii)本公司依據現時所採納以便向本公司及／或其任何附屬公司之行政人員及／或僱員授出或發行股份或可認購本公司股份之認股權計劃或類似安排而發行股份；或(iii)任何按照本公司組織大綱及章程以配發代替本公司全部或部份股息而設之以股代息或類似安排而配發之股份，而上述批准亦須受此相應限制；及

(d) 就本決議案而言：－

「有關期間」乃指本決議案通過之日期起至下列任何較早之日期止之期間：－

(一) 本公司下屆股東週年大會結束時；

(二) 任何適用法例或本公司之組織章程規定本公司必須舉行下屆股東週年大會期限屆滿之日；及

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(B) As Ordinary Resolution No. 2

"THAT:-

(a) subject to paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the share capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

（三） 本決議案所述之授權遭本公司股東於股東大會撤銷或修訂之日。

「配售新股」指本公司董事於所訂定之期間，向於指定記錄日期名列股東名冊之本公司股東，按其當時持股比例提出股份配售建議（惟本公司董事有權可就零碎股份或於考慮任何本港以外地區之法律，或任何認可管制機構或任何證券交易所之規定而產生之任何限制或責任後，作出其認為必要或權宜之取消權利或其他安排）。」

（乙） 為第二項普通決議案

「動議：—

(a) 在本決議案(b)段之規限下，一般性及無條件批准本公司董事於有關期間（見下文定義）內行使本公司之一切權力，在符合一切適用之法例以及不時經修訂之香港聯合交易所有限公司（「聯交所」）證券上市規則或任何就此事項而須獲香港證券及期貨事務監察委員會及聯交所認可之任何其他證券交易所之規定，購回本公司股本中每股面值港幣1.00元之股份；

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) of this resolution shall not exceed 10 per cent of the aggregate nominal amount of share capital of the Company in issue at the date of passing this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution:–

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:–

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Articles of Association of the Company to be held; and

(iii) the date upon which the authority set out in this resolution is revoked or varied by way of ordinary resolution of the shareholders of the Company in general meeting."

(C) As Ordinary Resolution No. 3

"**THAT**, subject to the passing of Ordinary Resolution Nos. 1 and 2 set out in the notice convening this meeting, the general mandate granted to the directors of the Company to allot, issue and deal with additional shares pursuant to Resolution No. 1 set out in the

(b) 本公司根據本決議案(a)段之批准，將於有關期間購回之股份面值總額，須不得超過於本決議案通過當日之已發行股本面值總額百分之十，而本決議案(a)段所述之授權亦應受此限制；及

(c) 就本決議案而言：—

「有關期間」乃指本決議案通過之日期起至下列任何較早之日期止之期間：—

（一） 本公司下屆股東週年大會結束時；

（二） 任何適用法例或本公司之組織章程規定公司須舉行下屆股東週年大會期限屆滿之日；及

（三） 本決議案所述之授權遭本公司股東於股東大會撤銷或修訂之日。」

(丙) 為第三項普通決議案

「**動議**在本大會通告所載之第一項及第二項普通決議案獲通過之情況下，本公司董事根據本大會通告所載之第一項普通決議案所配發或同意有條件或無條件配發之本公司股本面值總額，須加回本公司根據第二項

notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 2 set out in the notice convening this meeting, provided that such amount of shares shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

普通決議案授權予董事所回購之本公司股份之面值總額，惟該數額不得超過本決議案通過當日本公司已發行股本面值總額百分之十。」

On behalf of the Board
CHIU PO KWOK, ALEX
Secretary

承董事會命
趙保國
秘書

Hong Kong, 22nd April, 2002

香港，二零零二年四月二十二日

Registered Office:–
Rooms 801-2
East Ocean Centre
98 Granville Road
Kowloon, Kong Kong

註冊辦事處：—
香港九龍
加連威老道98號
東海商業中心
801-2室

Notes:–

(a) A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote on his behalf. A proxy need not also be a member of the Company.

(b) To be valid, the Form of Proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Registered Office of the Company at Rooms 801-2, East Ocean Centre, 98 Granville Road, Kowloon, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting.

(c) The Transfer Books and the Register of Members of the Company will be closed from Monday, 3rd June, 2002 to Thursday, 6th June, 2002, both days inclusive, during which period no transfer of shares will be registered.

(d) To qualify for the attendance of the annual general meeting, all unregistered transfers, accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Central Registration Hong Kong Ltd at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 31st May, 2002.

附註：—

(甲) 凡有權出席上述大會及投票之本公司股東，均有權委任不多於兩名代表出席，並於投票表決時代其投票。受委代表毋須為本公司之股東。

(乙) 代表委任表格連同經簽署之授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書或授權文件副本，最遲須於上述會議或其續會指定舉行時間四十八小時前交回本公司於香港九龍加連威老道98號東海商業中心801-2室之註冊辦事處，方為有效。

(丙) 本公司將由二零零二年六月三日(星期一)至二零零二年六月六日(星期四)(首尾兩天包括在內)暫停辦理股份過戶登記手續，該段期間內將不會進行任何股份之過戶登記。

(丁) 為符合出席股東週年大會之資格，股份過戶文件連同有關股票，必須於二零零二年五月三十一日(星期五)下午四時前送交本公司股份過戶登記處香港皇后大道東183號合和中心17樓中央證券登記有限公司，辦理過戶手續。

The directors submit herewith their annual report together with the audited financial statements for the year ended 31st December, 2001.

董事會仝人謹將截至二零零一年十二月三十一日止年度之報告書及經審核之財務報表送呈台覽。

PRINCIPAL ACTIVITIES

主要業務

The principal activities of the Company are construction and property development/investment. The principal activities and other particulars of the subsidiaries are set out in pages 156 to 159 on the financial statements.

本公司的主要業務是承建工程及物業發展或投資。附屬公司的主要業務及其他詳情載於第156頁至第159頁之財務報表內。

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial year are set out in note 3 on the financial statements.

本財政年度內，本公司及其附屬公司的主要業務及業務之地域性分析列於財務報表附註3。

MAJOR CUSTOMERS AND SUPPLIERS

主要客戶及供應商

The information in respect of the group's turnover and purchases attributable to the major customers and suppliers respectively during the financial year is as follows:

在本財政年度內，本集團主要客戶及供應商分別佔本集團營業額及購貨額的資料如下：

		Percentage of the group's total 佔本集團總額比率	
		Turnover 營業額	Purchases 購貨額
The largest customer	最大客戶	68.02%	
Five largest customers in aggregate	五大客戶總和	94.77%	
The largest supplier	最大供應商		15.53%
Five largest suppliers in aggregate	五大供應商總和		36.86%

The largest supplier is SCG (HK) Ltd ("SCG (HK)"), a wholly-owned subsidiary of Shanghai Construction (Group) General Co ("SCG (Group)", a substantial shareholder of the company). Messrs Yao Jianping, Jiang Zhiquan, Liu Guolin and Fan Zhongwei are interested in SCG (Group) as directors. Mr. Shi Liwen is interested in SCG (HK) as the chairman.

最大供應商是上海建工集團(香港)有限公司(「上海建工(香港)」),為本公司的主要股東上海建工(集團)總公司(「上海建工(集團)」)之全資附屬公司。姚建平先生、蔣志權先生、劉國林先生及范忠偉先生為上海建工(集團)的董事。石禮文先生為上海建工(香港)的董事長。

Apart from the foregoing, at no time during the year have the directors, their associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5% of the Company's share capital) had any interest in these major customers and suppliers.

除了以上,本公司的董事、其聯繫人或任何股東(據董事會所知擁有5%或以上的本公司股本者),並無在年度內任何時間擁有這些主要客戶及供應商的任何權益。

FINANCIAL STATEMENTS

財務報表

The loss of the group for the year ended 31st December, 2001 and the state of the company's and the group's affairs as at that date are set out in the financial statements on pages 64 to 164.

本集團截至二零零一年十二月三十一日止年度之虧損和本公司及本集團於該日之財務狀況,均列於第64頁至第164頁之財務報表內。

No interim dividend has been paid during the year. The directors do not recommend the payment of a final dividend in respect of the year ended 31st December, 2001.

本年度並無派發中期股息。董事會不建議派發截至二零零一年十二月三十一日止年度之末期股息。

FIXED ASSETS

固定資產

Movements in fixed assets during the year are set out in note 12 on the financial statements.

本年度內固定資產之變動列於財務報表附註12。

SHARE CAPITAL

股本

Details of the movements in share capital of the Company during the year are set out in note 26 on the financial statements.

有關本公司於年內股本變動的詳情載於財務報表附註26。

DIRECTORS

The directors during the financial year were:

SHI Liwen	(chairman, appointed on 6th July, 2001)
LI Xueming	(deputy chairman)
YAO Jianping	(managing director, appointed on 6th July, 2001)
CHEN Libo	(ceased as deputy chairman and chief executive officer on 6th July, 2001 but remained as director)
Michael John KENNEDY	(appointed on 20th April, 2001)
TSANG Hin Wai, Dennis	(appointed on 20th April, 2001)
JIANG Zhiquan	(appointed on 6th July, 2001)
LIU Guolin	(appointed on 6th July, 2001)
FAN Zhongwei	(appointed on 6th July, 2001)
CHOI Yu Leuk	(independent non-executive director)
LI Zhong Yuan	(independent non-executive director, appointed on 4th May, 2001)
FAN Yan Hok, Philip	(non-executive director)
WANG Mingquan	(resigned as director and chairman on 6th July, 2001)
LI Xiaoru, Rupert	(resigned as director and managing director on 6th July, 2001)
WANG Zhongze	(resigned as director and chief financial officer on 6th July, 2001)
MU Shicheng	(resigned on 6th July, 2001)
CHEN Xiaoping	(ceased as deputy chief executive officer on 10th July, 2001 and resigned as director on 30th August, 2001)
ZHU Yanlan	(appointed on 6th July, 2001 and resigned on 30th August, 2001)
David Ronald SUFF	(resigned on 1st May, 2001)

董事會

本財政年度之董事會成員為：

石禮文	（於二零零一年七月六日被委任為主席）
李學明	（副主席）
姚建平	（於二零零一年七月六日被委任為董事總經理）
陳立波	（於二零零一年七月六日不再擔任副主席兼行政總裁，但仍為董事）
甘邁壯	（於二零零一年四月二十日委任）
曾顯偉	（於二零零一年四月二十日委任）
蔣志權	（於二零零一年七月六日委任）
劉國林	（於二零零一年七月六日委任）
范忠偉	（於二零零一年七月六日委任）
蔡宇畧	（獨立非執行董事）
李重遠	（於二零零一年五月四日被委任為獨立非執行董事）
范仁鶴	（非執行董事）
王明權	（於二零零一年七月六日辭任董事及主席）
李孝如	（於二零零一年七月六日辭任董事及董事總經理）
王中澤	（於二零零一年七月六日辭任董事及財務總裁）
穆世誠	（於二零零一年七月六日辭任）
陳小平	（於二零零一年七月十日不再擔任副行政總裁，並於同年八月三十日辭任董事）
朱妍蘭	（於二零零一年七月六日被委任，並於同年八月三十日辭任）
沙傅•達偉	（於二零零一年五月一日辭任）

In accordance with article 116 of the Company's articles of association, Messrs Chen Libo and Fan Yan Hok, Philip are due to retire from the board by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

根據本公司組織章程第一百一十六條規定，陳立波先生及范仁鶴先生將在即將召開的股東週年大會中自董事會輪值告退，惟願膺選連任。

Messrs Shi Liwen, Fan Zhongwei, Jiang Zhiquan and Liu Guolin have been appointed to the board after the date of the last annual general meeting, retire at the forthcoming annual general meeting in accordance with article 117 of the Company's articles of association and, being eligible, offer themselves for re-election.

石禮文先生、范忠偉先生、蔣志權先生及劉國林先生於上一屆的股東週年大會日期後獲委任入董事會，根據本公司組織章程第一百一十七條規定，將在即將召開的股東週年大會中告退，惟願膺選連任。

DIRECTORS' SERVICE CONTRACTS

董事服務合約

The terms of appointment of the non-executive directors are for a period of one year renewable at each year end.

非執行董事的任期為一年，並於每個年度終結時續約。

No director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

所有擬於即將召開之股東週年大會上重選連任之董事與本公司或其任何附屬公司並無訂立不可於一年內不可在不予賠償情況下終止之服務合約（法定賠償除外）。

SHARE OPTION SCHEME

優先認股計劃

The company has a share option scheme which was adopted on 22nd January 1998 ("Adoption Date") whereby the directors of the company at any time within 10 years after the Adoption Date are authorised, at their discretion, to invite employees of the group, including directors of any company in the group, to take up options to subscribe for shares of the company. The exercise price of options was determined by the board and was the higher of the nominal value of the shares and 80% of the average of the closing prices of the shares on The Stock Exchange of Hong Kong Ltd for the five business days immediately preceding the date of the grant. The options vest after 6 months and are exercisable for various periods of not exceeding 9½ years commencing 6 months after the date on which the grant of the option is accepted, or up to 21st January, 2008, whichever is earlier.

本公司於一九九八年一月二十二日（「採納日」）採納一項優先認股計劃；據此，本公司董事可於採納日十年內獲授權酌情邀請本集團的僱員（包括任何本集團公司的董事）接受認股權，以認購本公司股份。認股權的行使價由董事釐定，並以股份的票面值和股份於截至認股權授予日期前五日營業日在香港聯合交易所有限公司錄得的平均市價的80%兩者中的較高數額為準。認股權在授予六個月後開始生效，並可於授予認股權接受日期後六個月起計不多於九年六個月的期間內或至二零零八年一月二十一日行使，以較早者為準。

SHARE OPTION SCHEME *(continued)*

The maximum number of shares in respect of which options may be granted under the share option scheme may not exceed 10% of the issued share capital of the company from time to time excluding any shares issued pursuant to the scheme.

At 31st December, 2001, the directors and employees of the company had the following interests in options to subscribe for shares of the company (market value per share at 31st December, 2001 is HK$0.81) granted at nominal consideration under the share option scheme of the company. Each option gives the holder the right to subscribe for one share.

優先認股計劃 *(續)*

優先認股計劃下可認購的股份總數，不得超過本公司不時已發行股本的10%；但不包括按照計劃的條款發行的股票。

於二零零一年十二月三十一日，本公司董事及僱員根據本公司的優先認股計劃，以象徵式的價款獲授予可認購本公司股份（於二零零一年十二月三十一日的每股市價為港幣0.81元）的認股權，因而擁有下列權益。持有人有權憑每項認股權認購1股股份。

		Date of grant 賦予日期	Exercise price per share 每股行使價 HK$ 港幣	Number of options outstanding at 1st January, 2001 於二零零一年一月一日尚未行使之認股權數目	Number of options cancelled during the year 於本年內取消之認股權數目	Number of options outstanding at 31st December, 2001 於二零零一年十二月三十一日尚未行使之認股權數目
Directors	**董事**					
CHEN Libo	陳立波	20/5/1998	3.48	4,000,000	–	4,000,000
		18/6/1998	2.29	2,000,000	–	2,000,000
		28/9/1998	1.48	3,000,000	–	3,000,000
Michael John KENNEDY	甘邁壯	20/5/1998	3.48	600,000	–	600,000
Employees	**僱員**	20/5/1998	3.48	7,920,000	–	7,920,000
		18/6/1998	2.29	950,000	–	950,000
		28/9/1998	1.48	1,000,000	–	1,000,000
Other participants	**其他參與者**	20/5/1998	3.48	14,400,000	(6,400,000)	8,000,000
		18/6/1998	2.29	6,000,000	(4,000,000)	2,000,000
		28/9/1998	1.48	3,500,000	(1,500,000)	2,000,000
		12/6/1999	2.94	500,000	(500,000)	–

DIRECTORS' INTERESTS IN SHARES AND SHARE OPTIONS

董事之股份及認股權權益

At 31st December, 2001, the directors had the following interests in the share capital and options of the Company (within the meaning of the Securities (Disclosure of Interests) Ordinance):

於二零零一年十二月三十一日，董事持有本公司的股份及認股權（屬於《證券（披露權益）條例》定義內）之權益如下：

(i) Shares

(i) 股份

Name of director 董事姓名		Number of ordinary shares 普通股數目 Personal interests 個人權益
CHEN Libo	陳立波	3,800,000

(ii) Options to subscribe for shares of HK$1.00 each in the Company granted under the share option scheme of the Company

(ii) 根據本公司的優先認股計劃所賦予認購本公司每股面值港幣1.00元之股份的認股權

Name of director	董事姓名	Date of grant 賦予日期	Exercise price per share 每股行使價 HK$ 港幣	Consideration paid for the options granted 支付賦予的認股權代價 HK$ 港幣	Number of options exercised during the year 於本年內已行使之認股權數目	Number of options outstanding at 31st December, 2001 於二零零一年十二月三十一日尚未行使之認股權數目
CHEN Libo	陳立波	20/5/1998	3.48	1	-	4,000,000
		18/6/1998	2.29	1	-	2,000,000
		28/9/1998	1.48	1	-	3,000,000
Michael John KENNEDY	甘邁壯	20/5/1998	3.48	1	-	600,000

DIRECTORS' INTERESTS IN SHARES AND SHARE OPTIONS *(continued)*

(ii) Options to subscribe for shares of HK$1.00 each in the Company granted under the share option scheme of the Company *(continued)*

The options are held by the directors under personal interests and exercisable for six and a half years after the expiry of six months from the respective dates of acceptance of the grant of the offers by the directors.

During the year, no directors exercised any share options to subscribe for shares in the Company.

Apart from the foregoing, none of the directors had any interests in the securities of the Company and its associated corporations as at 31st December, 2001.

Apart from the foregoing, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

董事之股份及認股權權益 *(續)*

(ii) 根據本公司的優先認股計劃所賦予認購本公司每股面值港幣1.00元之股份的認股權 *(續)*

認股權是董事以個人權益持有，並可在董事接受所賦予認股權的各有關日期六個月後的六年半內行使。

在本年度內，並無任何董事行使任何認股權，以認購本公司股份。

除上列所載外，於二零零一年十二月三十一日，本公司並無任何董事持有本公司及各相聯法團證券之任何權益。

本公司或其任何附屬公司均沒有在本年度內作出收購本公司或任何其他公司股份或債券的安排，以使本公司董事或其配偶或未滿十八歲的子女取得利益。

SUBSTANTIAL SHAREHOLDERS' INTERESTS

主要股東權益

As at 31st December, 2001, the Company has been notified of the following interests in the Company's issued shares, other than interests of the directors, amounting to 10% or more of the ordinary shares in issue:

於二零零一年十二月三十一日，本公司獲告知下列本公司已發行股份的權益（除董事權益外），其佔本公司已發行普通股10%或以上：

		Number of ordinary shares 普通股數目	Percentage of total issued shares 所佔總發行股本百分比
China Everbright International Ltd *(Note)*	中國光大國際有限公司（附註）	62,007,000	10.20%
China Everbright Holdings Co Ltd *(Note)*	中國光大集團有限公司（附註）	62,007,000	10.20%
Shanghai Construction (Group) General Co	上海建工（集團）總公司	149,000,000	24.51%

Note: Out of the 62,007,000 ordinary shares, 60,000,000 ordinary shares are beneficially owned by Maddington Ltd and 2,007,000 ordinary shares are held by China Everbright Securities Investments Ltd, both of which are wholly-owned subsidiaries of China Everbright International Ltd. China Everbright International Ltd is a company listed on The Stock Exchange of Hong Kong Ltd and is indirectly owned as to approximately 69.01% by China Everbright Holdings Co Ltd through its direct and indirect wholly-owned subsidiaries, namely, Guildford Ltd, Datten Investments Ltd and Everbright Investment & Management Ltd.

Both parties are considered to have deemed interests in the same shares.

附註： 這62,007,000股普通股分別由Maddington Ltd受益擁有60,000,000股及中國光大證券投資有限公司受益擁有2,007,000股；這兩家公司均為中國光大國際有限公司之全資擁有附屬公司。而中國光大國際有限公司是一家在香港聯合交易所有限公司上市的公司，並由中國光大集團有限公司透過其直接及間接全資擁有的附屬公司Guildford Ltd、Datten Investments Ltd及光大投資管理有限公司間接擁有其約69.01%的權益。

雙方在相同股份中被視為擁有權益。

CONNECTED TRANSACTIONS

1. On 15th April, 1998, the Company entered into a construction contract with Shanghai 21st Century Real Estate Co., Ltd, a fellow subsidiary of China Everbright International Ltd ("China Everbright") (and therefore an associate of China Everbright for the purpose of the Listing Rules). Pursuant to the construction contract, the Company was appointed by Shanghai 21st Century Real Estate Co., Ltd (the "Property Owner") as the main contractor for the construction of a 89,000 square metre (total floor area), 49-storey single tower commercial building to be named Shanghai 21st Century Tower located in Lu Jia Zui, Shanghai, China.

   The construction cost is estimated to be approximately HK$1,000 million. Construction commenced in the third quarter of the year 1998 and is originally expected to be completed by the first quarter of the year 2001. The Company is to receive a fee which will be equal to the total construction cost actually incurred plus 10% of the actual construction cost as profit. In the event that the final construction cost is less than the estimated HK$1,000 million, any cost savings will be shared equally between the Company and Shanghai 21st Century Real Estate Co., Ltd.

   During the first quarter of 2000, the Property Owner has decided to postpone the development of the building after the completion of foundation work and the Directors believe that the Company can receive the total construction cost incurred plus 10% of the actual construction cost as profit. At 31st December, 2001, the total progress billing for the project was HK$98.8 million.

關連交易

1. 於一九九八年四月十五日，本公司與中國光大國際有限公司(「光大國際」)同系附屬公司Shanghai 21st Century Real Estate Co., Ltd.(「上海廿一世紀」)(按上市規則之定義為光大國際之聯繫人士)簽訂建造合同。根據該建造合同，本公司獲上海廿一世紀(「物業擁有人」)委聘為總承包商，承接位於中國上海市陸家嘴一幢商業樓宇之建造工程；該樓宇樓高49層，總建築面積為89,000平方米，將取名上海廿一世紀中心大廈。

   該項目之總建造成本估計約為港幣1,000,000,000元。建造工程已於一九九八年第三季動工，原定於二零零一年首季落成。本公司所收取之費用為建造工程之實際總建造成本，另加實際建造成本之10%作為利潤。倘最終之建造成本低於估計之港幣1,000,000,000元，省下之一切成本將由本公司與上海廿一世紀均分。

   於二零零零年第一季該項目的地基工程完成後，物業擁有人決定延遲發展該樓宇。董事會相信本公司可以收到總建造成本另加實際建造成本之10%為利潤。於二零零一年十二月三十一日，該項目按進度開發的賬單數額總共為港幣98,800,000元。

CONNECTED TRANSACTIONS *(continued)*

2. On 24th April, 1998, a shareholders' agreement was entered into between the Company and China Everbright whereby the Company agreed to subscribe for 20% of the issued share capital of Greenway Venture Ltd ("Greenway") with the remaining 80% owned by China Everbright. The Company's commitment to inject capital/loan into Greenway in accordance with the shareholders' agreement was approximately HK$265 million.

   The principal activities of Greenway are to invest in a co-operative joint venture (the "CJV") in China. The CJV is established under the laws of China to develop, construct, operate and maintain a toll bridge and a toll road and related facilities in Fuzhou, China. Greenway is responsible for providing the full amount of the capital investment for the project. The return on investment in the CJV has been guaranteed by the PRC party of the CJV, a state-owned enterprise of the PRC.

   Due to the reduction during the last quarter of 1999 of the scale of the project and the amount of the investment in the CJV, the Company's revised commitment to inject capital/loan into Greenway was HK$140 million. At 31st December, 2001, the amount of capital/loan injected by the Company was HK$46.1 million and the amount of outstanding commitment to inject capital/loan into Greenway by the Company was HK$93.9 million.

關連交易 *(續)*

2. 於一九九八年四月二十四日，本公司與光大國際訂立股東協議，同意認購Greenway Venture Ltd（「Greenway」）之若干股份，使本公司持有Greenway已發行股本20%，而光大國際則持有餘下之80%。根據該股東協議，本公司承諾注資／貸款予Greenway大約港幣265,000,000元。

   Greenway主要活動乃投資於按照中國法律成立之合作經營企業。該合作經營企業從事發展、建設、經營及維修位於中國福州市之收費橋樑及收費公路以及其相關措施。Greenway將負責該投資項目之全部投資額。該合營企業的投資回報率由合營企業的中方投資者（為一家中國國有企業）作出保證。

   在一九九九年第四季，由於該項目的規模及投資於合作經營企業的數額減少了，故此，本公司承諾注資／貸款予Greenway經修訂後為港幣140,000,000元。於二零零一年十二月三十一日，本公司已注資／貸款予Greenway約港幣46,100,000元，而本公司尚餘承諾注資／貸款予Greenway的數額則為港幣93,900,000元。

CONNECTED TRANSACTIONS *(continued)*

3. On 13th June, 2001, the Company entered into a conditional subscription agreement with Shanghai Construction (Group) General Co. ("Shanghai Construction"), a substantial shareholder of the Company after acquisition of 114,000,000 shares in the Company from Maddington Ltd on 6th July, 2001. Pursuant to the subscription agreement, Shanghai Construction agreed to further subscribe for 35,000,000 new shares in the Company at a price of HK$1.12 per share. The subscription was completed on 26th July, 2001 and Shanghai Construction holds 149,000,000 shares in aggregate in the Company representing about 24.51% of the issued share capital of the Company. The net proceeds from the subscription have been fully utilized by the Company to repay the debts and as general working capital.

4. The Company has applied for and the Stock Exchange of Hong Kong granted on 29th October, 2001 conditional waivers to the Company from strict compliance with the requirements of disclosure as stipulated in Chapter 14 of the Listing Rules in connection with the Company's future ongoing connected transactions in respect of construction contracts and/or joint venture contracts for construction projects with Shanghai Construction group and China Everbright group, whereas both parties are existing substantial shareholders of the Company, on each occasion they arise.

關連交易 *(續)*

3. 上海建工(集團)總公司(「上海建工」)於二零零一年七月六日完成向Maddington Ltd購入本公司114,000,000股股份後而成為本公司主要股東。於二零零一年六月十三日，本公司與上海建工簽訂有條件認購協議。根據該認購協議，上海建工同意以每股港幣1.12元的價格再認購本公司35,000,000股新股。認購事項於二零零一年七月二十六日完成，而上海建工現總共持有本公司149,000,000股股份，佔本公司已發行股本約24.51%之權益。本公司已將認購淨額用作償還債項及撥作一般營運資金。

4. 於二零零一年十月二十九日，本公司獲香港聯交所有條件豁免就日後每次與上海建工集團和中國光大集團(兩者均為本公司現有主要股東)進行有關建築項目及／或成立合營企業以承接建築項目之關連交易時須嚴格遵守上市規則第14章之規定。

CONNECTED TRANSACTIONS (continued)

The participation of the Company (with 30% interest) and China Everbright Holdings Co Ltd (with 20% interest) with two other independent third parties as joint venturers of HK ACE Joint Venture on 2nd June, 1999 which acts as the main contractors for the two construction projects of KCRC West Rail Contract No. CC-212 Siu Hong Station and Contract No. CC-213 Tuen Mun Station which are considered as ongoing connected transactions for the Company and China Everbright Group, and are covered by the waiver.

In accordance with the terms of the above conditional waiver, the independent non-executive directors have reviewed and confirmed that the terms of these two ongoing connected transactions continued to be in accordance with the waiver conditions stipulated by the Stock Exchange of Hong Kong.

關連交易（續）

本公司（佔30%權益）和中國光大集團有限公司（佔20%權益）連同兩位獨立第三者於一九九九年六月二日成立HK ACE Joint Venture以承建九廣鐵路西鐵工程合約編號CC-212兆康站及合約編號CC-213屯門站之兩項建築工程被視為本公司和中國光大集團之持續關連交易及須遵守豁免之條件。

根據以上有條件豁免的條款，本公司之獨立非執行董事已審閱和確認該兩項持續關連交易之條款符合香港聯交所授予豁免之條件。

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance to which the Company or its subsidiaries was a party, in which a director of the Company had a material interest, subsisted at the end of the year or at any time during the year.

董事的合約權益

本公司及各附屬公司於本年度終結時或本年度內任何時間，並無訂立任何令董事佔重大權益之重要合約。

DIRECTORS' INTERESTS IN COMPETING BUSINESSES

China Everbright is a related group of the Company and is carrying on a variety of businesses through its different chains of group companies. One of its business activities is property development/investments.

Besides, Shanghai Construction group is a substantial shareholder as well as a sub-contractor and a joint venture partner for certain construction projects of the Company.

China Everbright's nominated directors to the Company including Mr Wang Mingquan, Mr Wang Zhongze, Mr Chen Xiaoping and Ms Zhu Yanlan (all resigned during the year 2001) together with Mr Li Xueming and Mr Fan Yan Hok, Philip, and Shanghai Construction group's nominated directors comprising Mr Shi Liwen, Mr Yao Jianping, Mr Jiang Zhiquan, Mr Liu Guolin and Mr Fan Zhongwei are all deemed to be interested in the business which may compete with the Company's business as they are also directors and senior management of certain China Everbright and Shanghai Construction group companies.

Having considered that the Company itself has its own management supervising the daily operation and making financial and business decisions, the Company can operate its business independently from China Everbright and Shanghai Construction group.

董事在競爭業務的權益

中國光大為本公司的關連集團及透過不同系列的集團公司經營多元化的業務，當中包括物業發展／投資。

此外，上海建工集團是本公司的主要股東及若干工程的分包商和合營夥伴。

鑑於中國光大所委派進入本公司董事局的王明權先生、王中澤先生、陳小平先生及朱妍蘭女士（全部已於二零零一年辭職）以及李學明先生和范仁鶴先生和上海建工集團所指派的石禮文先生、姚建平先生、蔣志權先生、劉國林先生和范忠偉先生為若干中國光大或上海建工集團公司的董事及高層管理人員，因此，他們被視為在中國光大和上海建工集團的業務中佔有權益，與本公司的業務可能構成競爭。

然而，本公司擁有本身的管理層管理日常業務運作及作出財務和商業決策，本公司能夠獨立地經營其業務。

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of its listed securities during the financial year.

購回、出售或贖回上市證券

本公司或各附屬公司於本財政年度內並無購回、出售或贖回其任何上市證券。

BANK LOANS AND OTHER BORROWINGS

Particulars of bank loans and other borrowings of the Company and the group at 31st December, 2001 are set out in notes 29 and 30 on the financial statements.

銀行貸款及其他借款

本公司及本集團於二零零一年十二月三十一日之銀行貸款及其他借款詳情，列於賬項附註29及30。

FIVE YEAR SUMMARY

A summary of the results and of the assets and liabilities of the group for the last five financial years is set out on pages 165 and 166 of the annual report.

五年概要

本集團過去五個財政年度之業績、資產及負債概要已在第165頁及第166頁列報。

LIQUIDITY

As of the balance sheet date, the Group's unpledged cash and bank deposits were HK$433.2 million (2000: HK$69.8 million). The directors anticipate that the group will utilise the available cash balances, the proceeds from its construction contracts and future sales of properties, and rental income together with any new loans which is expected to be available from the bank creditors to meet its funding requirements of its major construction contracts and working capital requirements in both Hong Kong and China.

現金流動

截至二零零一年十二月三十一日止，本集團未抵押的現金及銀行存款合共為433,200,000元（二零零零年：69,800,000元）。董事會預料本集團將從可用現金結餘，建築工程和將來物業出售的收入、租金收入和預期可以從債權銀行獲得新的借款來應付香港和中國的主要建築工程和日常營運的資金需要。

PROPERTIES

Particulars of the group's major investment properties, properties held for development and properties held for sale are shown on pages 167 and 168 of the annual report.

物業

本集團之主要投資物業、持有作發展用途之物業及作銷售用途之物業詳情已在第167頁及第168頁列報。

RETIREMENT SCHEMES

The group operates a non-contributory defined benefit retirement scheme which covers local permanent employees. The scheme is administered by independent trustees with its assets held separately from those of the group. The scheme is funded by contributions from the group in accordance with an independent actuary's recommendation based on triennial actuarial valuations. The scheme is applicable to all employees who have joined the Group prior to 1st January, 2000.

退休金計劃

本集團為本地長期僱員設有一項毋須供款的既定收益退休金計劃。此項退休金計劃是由獨立受託人管理，而退休金計劃的資產是與本集團的資產分開持有。退休金計劃是由本集團根據精算師按照每三年的精算估值所提供的建議作出供款。此項退休金計劃適用於二零零零年一月一日前加入本集團之員工。

RETIREMENT SCHEMES *(continued)*

The latest actuarial valuation of the scheme was at 1st November, 2000 and was prepared by independent actuaries, Mr Calvin Wu and Ms Joyce Lam, a fellow and an associate of the Society of Actuaries of the United States of America respectively, using the projected unit credit funding method. The main assumptions used in the valuation were an investment return of 6% per annum and salary increases of 6% per annum. At that date, the market value of the scheme's assets was HK$44.1 million. As recommended by the actuaries, the contribution rate of the group was 10% of the members' basic salaries with effect from 1st November, 2000 until the next valuation date no later than 1st November, 2003.

As from 1st December, 2000, the Group also operates a Mandatory Provident Fund Scheme (the "MPF scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under this jurisdiction of the Hong Kong Employment Ordinance and not previously covered by the defined benefit retirement scheme. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000.

退休金計劃 *(續)*

退休金計劃最近期的精算估值是在二零零零年十一月一日由獨立精算師，亦為美國精算師公會會員Calvin Wu先生和Joyce Lam女士，採用預計單位信貸法進行。估值所用的主要假設為每年有6%的投資回報和6%的薪金增長。於該日，是項計劃之資產市值為港幣44,100,000元。正如精算師所建議，由二零零零年十一月一日起至下一個估值日期（而此估值日期不得超過二零零三年十一月一日）為止，本集團的供款比率為參與計劃的成員基本薪金的10%。

由二零零零年十二月一日起，本集團已根據香港《強制性公積金計劃條例》的規定設立一項強制性公積金退休福利計劃（「強積金計劃」）。該計劃是供根據香港《僱傭條例》受僱及沒有加入毋須供款的既定收益退休金計劃的僱員而設。強積金計劃是由獨立的信託人管理。根據強積金計劃，僱主和僱員均須按照僱員相關入息的5%向計劃作出供款；但每月的相關入息上限為港幣2萬元。

CODE OF BEST PRACTICE

The Company has complied throughout the year with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Ltd in Appendix 14 to the Listing Rules except that the Company has only one independent non-executive director following Mr David Yung's resignation on 3rd October, 2000. On 4th May, 2001, Dr Li Zhong Yuan was appointed as another independent non-executive director.

最佳應用守則

本公司在整個年度內均有遵行香港聯合交易所有限公司《證券上市規則》附錄14所列的最佳應用守則，惟自榮智謙先生於二零零零年十月三日辭任後，本公司祇有一名獨立非執行董事。李重遠博士已於二零零一年五月四日被委任為另一名獨立非執行董事。

PRACTICE NOTE 19 TO THE LISTING RULES

The Company itself and through its subsidiaries have entered into contractual joint venture agreements with several joint venture members and have undertaken substantial investments for development of certain properties and infrastructure projects, and construction works. Pursuant to these agreements, investments were made to joint venture companies in the form of capital and advances in proportion to the respective joint venture members' capital contribution ratios or in accordance with the terms of the joint venture agreements. These investments were classified under the headings "Interest in jointly controlled entities" and "Interest in associates" in the consolidated balance sheet of the Company and its subsidiaries (the "Group"). Details of such investments as at 31st December, 2001 are disclosed below:

上市規則第十九項應用指引

本公司本身及透過其附屬公司與數位合營業務夥伴簽訂合約合營協議，並承諾相當數額之投資以發展若干物業、基建項目及建築工作。根據該等協議，各合營業務夥伴須按各自之出資比例或按合營協議之條款，以資本及墊款方式注資合營業務公司。有關投資在本公司及其附屬公司（「本集團」）之綜合資產負債表中列入「合營公司權益」及「聯營公司權益」兩項內。有關投資截至二零零一年十二月三十一日之詳情現披露如下：

Affiliated companies 聯屬公司	% interest attributable to the Group 本集團應佔權益百分率	Amounts due from affiliated companies 應收聯屬公司款項	Guarantee given for facilities utilised by affiliated companies 為聯屬公司融資所作出的擔保款項	Annual interest rate on advances 墊款年息率
		HK$ Million 港幣百萬元	HK$ Million 港幣百萬元	
Karbony Investment Ltd	40%	848.0	108.7	Interest free 免息
Hong Kong Construction SMC Development Ltd 香港建設蜆殼發展有限公司	40%	108.8	–	Interest free 免息
Hainan Yangpu Land Development Co. Ltd 海南洋浦土地開發有限公司	30%	4.3	1,053.7	Interest free 免息

PRACTICE NOTE 19 TO THE LISTING RULES *(continued)* 上市規則第十九項應用指引 *(續)*

Affiliated companies 聯營公司	% interest attributable to the Group 本集團應佔權益百分率	Amounts due from affiliated companies 應收聯營公司款項	Guarantee given for facilities utilised by affiliated companies 為聯營公司融資所作出的擔保款項	Annual interest rate on advances 墊款年息率
		HK$ Million 港幣百萬元	*HK$ Million 港幣百萬元*	
Hainan Yangpu Merchant Co Ltd 海南洋浦招商有限公司	25%	26.6	–	Interest free 免息
Hong Kong Construction Kam Lung Ltd	50%	466.8	–	Interest free 免息
Right Choice International Ltd	27.5%	244.4	–	Interest free 免息
Dorboy Investment Ltd 禧發投資有限公司	50%	399.4	–	Interest free 免息
Quick Wealth Investments Ltd 快富投資有限公司	50%	429.5	–	Partial interest free/ Partial bearing interest at HK$ prime rate 部分免息／部分按港元優惠利率
First Choice International Development Ltd 富財國際發展有限公司	25%	121.3	–	Interest free 免息

PRACTICE NOTE 19 TO THE LISTING RULES *(continued)* **上市規則第十九項應用指引** *(續)*

Affiliated companies 聯屬公司	% interest attributable to the Group 本集團應佔權益百分率	Amounts due from affiliated companies 應收聯屬公司款項	Guarantee given for facilities utilised by affiliated companies 為聯屬公司融資所作出的擔保款項	Annual interest rate on advances 墊款年息率
		HK$ Million 港幣百萬元	*HK$ Million 港幣百萬元*	
Forsum Ltd 科森有限公司	36.25%	5.4	–	Interest free 免息
Greenway Venture Ltd	20%	46.2	–	Interest free 免息
Hong Kong Construction Maeda-Yokogawa-Hitachi Joint Venture	25%	0.3	–	Interest free 免息
Hainan Zhong-Gu Property Co Ltd 海南中谷物業有限公司	50%	193.3	–	Interest-bearing at 10% per annum 年息10厘
Hong Kong Construction-AMEC Joint Venture	55%	79.4	–	Interest free 免息
Hong Kong Construction-Maeda-CRABC Joint Venture	34%	37.7	–	Interest free 免息
HK ACE Joint Venture	30%	30.7	–	Interest free 免息
AMEC-Hong Kong Construction CC-202 Joint Venture	35%	1.4	–	Interest free 免息
		3,043.5	1,162.4	

PRACTICE NOTE 19 TO THE LISTING RULES *(continued)*

Notes:

- The advances are unsecured, without fixed repayment terms and are repayable in cash out of the net cash surplus from operation of the affiliated companies.
- The advances made were funded by internal resources and by bank borrowings for general working capital purposes.
- There is no committed capital injection and committed amount to be advanced to the affiliated companies by the Group.
- Save for those mentioned above, no guarantee has been given by the Group for facilities granted to the above mentioned affiliated companies.

As at 31st December, 2001, total committed capital injections, advances made, committed advances to be made to affiliated companies and guarantees given by the Group for facilities utilised by affiliated companies, in aggregate, amounted to approximately HK$4,205.9 million which represented approximately 391.1% of the net asset value of the Group as at 31st December, 2001.

As at 31st December, 2001, the guarantee given of HK$1,053.7 million is in respect of a syndicated loan extended to Hainan Yangpu Land Development Company Limited by one of the company's subsidiaries, Yangpu Power (Hainan) Co Ltd ("YP (Hainan)") which became a subsidiary of the group during the year (formerly an associate). Subsequent to the year end, YP (Hainan) has been liquidated and accordingly this guarantee has lapsed.

As the circumstances giving rise to this disclosure will probably continue to exist, the Board will ensure that the required details will be disclosed in the subsequent interim reports and annual reports providing adequate and sufficient information to allow investors to make an informed assessment of the financial position of the Group.

上市規則第十九項應用指引 *(續)*

附註：

- 墊款均無抵押及無固定還款期，還款方式是從聯屬公司業務之現金盈餘淨額中以現金償還。
- 已付墊款乃以用作一般營運資金之內部資源及銀行借貸撥付。
- 本集團沒有對聯屬公司作出注入資本承諾及承諾提供貸款。
- 除上文所述者外，本集團並無就授予上述聯屬公司之融資作出任何擔保。

於二零零一年十二月三十一日，承諾注資總額、已付墊款、已承諾將支付予聯屬公司之墊款及由本集團為聯屬公司融資所作出的擔保合共約達港幣4,205,900,000元，佔本集團截至二零零一年十二月三十一日之資產淨值約391.1%。

於二零零一年十二月三十一日，本公司其中一間附屬公司（前為聯營公司並於年度內成為本集團的一間附屬公司），洋浦電力（海南）有限公司，為海南洋浦土地開發有限公司一筆港幣1,053,700,000元的銀團貸款提供擔保。於結算日以後，洋浦電力（海南）有限公司已被註銷，因此，該項擔保現已失效。

由於導致上述披露的情況將會繼續存在，董事會將確保所需資料將在其後的中期報告及年報繼續披露，以提供充足的資料供投資者對本集團的財務狀況作出知情的評審。

PRACTICE NOTE 19 TO THE LISTING RULES *(continued)*

A proforma combined balance sheet of the affiliated companies as at 31st December, 2001 is presented below:

上市規則第十九項應用指引（續）

截至二零零一年十二月三十一日，聯屬公司之備考合併資產負債表如下：

		Combined total 合併總數	
		HK$million 港幣百萬元	HK$million 港幣百萬元
Fixed assets	**固定資產**		
Investment properties	投資物業		3,276.5
Hotel properties	酒店物業		725.2
Others	其他		47.0
			4,048.7
Land and properties under development	**發展中土地及物業**		2,205.2
Interest in jointly controlled entities	**合營公司權益**		1,271.1
Other non-current assets	**其他非流動資產**		1,439.8
Current assets	**流動資產**		
– Properties held for sale	－作銷售用途的物業	1,002.7	
– Other current assets	－其他流動資產	1,113.2	
			2,115.9
Total assets	**總資產**		11,080.7
Share capital	股本	1,223.4	
Reserves	儲備	(1,391.0)	
			(167.6)
Non-current liabilities	**非流動負債**		
– Advances from shareholders	－股東墊款	6,163.8	
– Bank and other loans	－銀行及其他貸款	1,326.4	
– Other non-current liabilities	－其他非流動負債	3.4	
			7,493.6
Current liabilities	**流動負債**		
– Amounts due to shareholders/ joint venturers	－應付股東／合營者款項	985.6	
– Current portion of bank loans	－銀行貸款之流動部分	348.9	
– Other current liabilities	－其他流動負債	2,420.2	
			3,754.7
Equity and liabilities	**股東資金及總負債**		11,080.7

Attributable interest of the affiliated companies to the Group as at 31st December, 2001 amounted to a deficit of HK$682.4 million.

於二零零一年十二月三十一日，本集團佔有聯屬公司的虧損共港幣682,400,000元。

AUDIT COMMITTEE

The audit committee comprises two independent non-executive directors and one non-executive director with written terms of reference in accordance with the requirements of the Listing Rules, and reports to the board of directors. The audit committee has reviewed the Company's annual results for the year of 2001.

審核委員會

審核委員會成員包括兩名獨立非執行董事及一名非執行董事，是根據上市規則的規定而成立，其職權範圍並以書面列出和向董事會滙報。審核委員會已審閱了本公司二零零一年度全年業績。

AUDITORS

KPMG retire and, being eligible, offer themselves for reappointment. A resolution for the reappointment of KPMG as auditors of the Company is to be proposed at the forthcoming annual general meeting.

核數師

畢馬威會計師事務所即將告退，惟願膺選連任。由畢馬威會計師事務所連任本公司核數師的決議將於下次股東週年大會上提出。

By order of the board
YAO JIANPING
Managing Director

Hong Kong, 22nd April, 2002

承董事會命
姚建平
董事總經理

香港，二零零二年四月二十二日

KPMG

AUDITORS' REPORT TO THE SHAREHOLDERS OF HONG KONG CONSTRUCTION (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 64 to 164 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's and the group's circumstances, consistently applied and adequately disclosed.

致香港建設(控股)有限公司各股東核數師報告書

(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第64頁至第164頁按照香港公認會計原則編製的財務報表。

董事及核數師的責任

香港《公司條例》規定董事須編製真實與公平的財務報表。在編製這些財務報表時,董事必須貫徹採用合適的會計政策,作出審慎及合理的判斷和估計,並說明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果,對這些財務報表提出獨立意見,並向股東報告。

意見的基礎

我們是按照香港會計師公會頒布的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證,亦包括評估董事於編製財務報表時所作的主要估計和判斷,所釐定的會計政策是否適合貴公司及貴集團的具體情況,以及有否貫徹運用並足夠披露這些會計政策。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

我們在策劃和進行審核工作時，是以取得一切我們認為必須的資料及解釋為目標，使我們能獲得充分的憑證，就財務報表是否存在重大的錯誤陳述，作合理的確定。在提出意見時，我們亦已衡量財務報表所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

FUNDAMENTAL UNCERTAINTY

In forming our opinion we have considered the adequacy of the disclosures made in the financial statements concerning the continued support of the group's bankers and the ability of the group to obtain sufficient external funding. The financial statements have been prepared on a going concern basis, the validity of which depends upon the ongoing support of the group's bankers and the successful outcome of the group's restructuring plan. The financial statements do not include any adjustments that would result from a failure to obtain such support and to implement the restructuring plan. Details of the circumstances relating to this fundamental uncertainty are described in note 1(b) to the financial statements. We consider that the fundamental uncertainty has been adequately accounted for and disclosed in the financial statements and our opinion is not qualified in this respect.

重大不確定性

在提出意見時，我們已考慮到貴集團之銀行債權人的繼續支持以及貴集團取得充分的外來資金的能力之披露是否足夠。財務報表乃按持續基準編制，其準確性有賴貴集團銀行債權人的持續性支持及貴集團之重組計劃最後取得的成果。有關這重大不確定性的詳情已在財務報表附註(1)(b)內敍述。此份財務報表不包括貴集團可能沒有債權人支持以及重組計劃失敗的任何調整。我們認為已就重大不確定性作出適當的披露，故此，在此方面之意見並無保留。

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the company and of the group as at 31st December, 2001 and of the group's loss and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

意見

我們認為，上述的財務報表均真實與公平地反映貴公司及貴集團於二零零一年十二月三十一日的財政狀況和貴集團截至該日止年度的虧損及現金流量，並已按照香港《公司條例》適當地編製。

KPMG
Certified Public Accountants

Hong Kong, 22nd April, 2002

畢馬威會計師事務所
執業會計師

香港，二零零二年四月二十二日

CONSOLIDATED PROFIT AND LOSS ACCOUNT
綜合損益表

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

		Note 附註	**2001 二零零一年 $ Million 百萬元**	2000 二零零零年 $ Million 百萬元
Turnover	**營業額**	2	**1,833.4**	1,892.5
Cost of sales	銷售成本		**(1,949.9)**	(2,149.8)
Gross loss	毛損		**(116.5)**	(257.3)
Other revenue	其他收入	4	**30.9**	133.9
Other net income	其他收益淨額	5(a)	**21.2**	12.4
Distribution costs	分銷成本		**(3.7)**	(7.0)
Administrative expenses	行政費用		**(110.3)**	(107.0)
Other operating expenses	其他經營費用	5(b)	**(115.5)**	(88.7)
Loss from operations	經營虧損	3	**(293.9)**	(313.7)
Finance costs	融資成本	5(c)	**(217.8)**	(293.8)
Discount on auction of bank loans and floating rate notes	銀行貸款及浮息票據拍賣折讓	1(b)	**123.4**	–
Deficit on revaluation of investment properties	投資物業重估虧絀		**(76.4)**	–
Share of profits less losses of associates	應佔聯營公司溢利減虧損		**(125.4)**	(133.8)
Share of impairment losses and property revaluation deficits of associates	應佔聯營公司物業耗蝕虧損及重估虧絀		**(199.5)**	(317.8)
Share of profits less losses of jointly controlled entities	應佔合營公司溢利減虧損		**(11.0)**	(112.8)
Loss from ordinary activities before taxation	**除税前正常業務虧損**	5	**(800.6)**	(1,171.9)
Taxation	税項	8(a)	**(35.5)**	19.1
Loss attributable to shareholders	**股東應佔虧損**	9 & 27(a)	**(836.1)**	(1,152.8)
Loss per share	**每股虧損**	10		
Basic/Diluted	**基本／攤薄**		**(150.6) cents**	(227.0) cents

The notes on pages 73 to 164 form part of these financial statements.

第73頁至第164頁的附註屬本財務報表一部分。

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES
已確認收益虧損綜合計算表

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

		Note 附註	**2001** **二零零一年** ***$ Million*** ***百萬元***	2000 二零零零年 *$ Million* *百萬元*
Deficit on revaluation of investment properties	投資物業重估虧絀	*27(a)*	**(24.6)**	(33.3)
Exchange differences on translation of financial statements of foreign entities	換算海外公司財務報表的滙兑差額	*27(a)*	**0.1**	(4.6)
Write off of capital reserve	資本儲備註銷	*27(a)*	**(300.0)**	–
Deficit on revaluation of non-trading securities	非買賣證券的重估虧絀	*27(a)*	**(3.8)**	(5.7)
Net losses not recognised in the profit and loss account	**未確認在損益表的淨虧損**		**(328.3)**	(43.6)
Net loss for the year	年度淨虧損		**(836.1)**	(1,152.8)
Less: Realisation of revaluation reserve on disposal of investment properties	*減:* 出售投資物業的重估儲備變現	*27(a)*	**19.0**	(13.0)
Realisation of exchange reserve on disposal of a subsidiary	出售一間附屬公司的滙兑儲備變現	*27(a)*	**(2.4)**	–
Impairment loss on non-trading securities	非買賣證券投資的耗蝕虧損	*27(a)*	**20.0**	–
Realisation of revaluation reserve on disposal of non-trading securities	出售非買賣證券投資的重估儲備變現	*27(a)*	**–**	5.4
Total recognised losses	**已確認虧損總額**		**(1,127.8)**	(1,204.0)

The notes on pages 73 to 164 form part of these financial statements.

第73頁至第164頁的附註屬本財務報表一部分。

At 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

			The group 本集團		The company 本公司	
		Note 附註	2001 二零零一年 $ Million 百萬元	2000 二零零零年 $ Million 百萬元	2001 二零零一年 $ Million 百萬元	2000 二零零零年 $ Million 百萬元
ASSETS	**資產**					
Non-current assets	**非流動資產**					
Fixed assets	固定資產					
– Investment properties	一投資物業		**454.3**	552.6	**12.8**	14.3
– Other property, plant and equipment	一其他物業、機器及設備		**41.2**	46.1	**30.1**	31.9
		12	**495.5**	598.7	**42.9**	46.2
Properties held for development	作發展用途的物業	13	**397.0**	397.0	**–**	–
Investments in subsidiaries	於附屬公司的投資	15	**–**	–	**691.1**	1,039.7
Interest in associates	聯營公司權益	16	**2,069.7**	2,880.1	**1,525.3**	2,077.0
Interest in jointly controlled entities	合營公司權益	17	**149.5**	267.8	**128.7**	185.9
Non-current receivables	非流動應收款項		**61.7**	113.3	**53.1**	100.4
Other non-current financial assets	其他非流動財務資產	18	**22.1**	25.9	**13.4**	14.2
Pledged deposits	抵押存款	24(a)	**18.9**	17.2	**6.1**	6.1
			3,214.4	4,300.0	**2,460.6**	3,469.5
Current assets	**流動資產**					
Properties held for sale	作銷售用途的物業	19	**123.0**	198.6	**–**	–
Trading securities	作買賣用途的證券	20	**0.3**	0.3	**–**	–
Trade and other receivables	應收賬款及其他應收款	21	**985.9**	1,766.8	**695.3**	1,476.8
Pledged deposits	抵押存款	24(b)	**197.2**	228.9	**147.2**	63.9
Cash and cash equivalents	現金及現金等價物	23	**433.2**	69.8	**290.9**	17.7
			1,739.6	2,264.4	**1,133.4**	1,558.4
TOTAL ASSETS	**資產總額**		**4,954.0**	6,564.4	**3,594.0**	5,027.9

At 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

			The group 本集團		The company 本公司	
		Note 附註	**2001 二零零一年 $ Million 百萬元**	2000 二零零零年 $ Million 百萬元	**2001 二零零一年 $ Million 百萬元**	2000 二零零零年 $ Million 百萬元
EQUITY AND LIABILITIES	**股東權益及負債**					
Capital and reserves	**資本及儲備**					
Share capital	股本	26	**607.9**	507.9	**607.9**	507.9
Reserves	儲備	27	**467.4**	1,587.0	**(232.1)**	606.0
			1,075.3	2,094.9	**375.8**	1,113.9
Minority interests	**少數股東權益**	28	**79.1**	66.9	**–**	–
Non-current liabilities	**非流動負債**					
Amounts due to subsidiaries	應付附屬公司款項	15	**–**	–	**322.5**	547.6
Amounts due to associates	應付聯營公司款項	16	**37.7**	37.9	**37.7**	34.5
Amounts due to jointly controlled entities	應付合營公司款項	17	**11.9**	92.9	**–**	82.1
Creditors and accrued expenses	應付賬款及應計費用		**193.1**	195.8	**60.9**	50.0
			242.7	326.6	**421.1**	714.2
Current liabilities	**流動負債**					
Trade and other payables	應付賬款及其他應付款	25	**1,447.4**	1,486.2	**1,116.9**	1,184.4
Bank loans and overdraft	銀行貸款及透支	29	**1,837.0**	2,252.6	**1,629.9**	1,979.2
Floating rate notes	浮息票據	30	**206.2**	288.6	**–**	–
Taxation	稅項	8(b)	**66.3**	48.6	**50.3**	36.2
			3,556.9	4,076.0	**2,797.1**	3,199.8
TOTAL EQUITY AND LIABILITIES	**股東權益及負債總額**		**4,954.0**	6,564.4	**3,594.0**	5,027.9

Approved and authorised for issue by the board of directors on 22nd April, 2002.

董事會於二零零二年四月二十二日核准並許可發出。

SHI LIWEN
YAO JIANPING
Directors

石禮文
姚建平
董事

The notes on pages 73 to 164 form part of these financial statements.

第73頁至第164頁的附註屬本財務報表一部分。

CONSOLIDATED CASH FLOW STATEMENT
綜合現金流量表

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

		Note 附註	**2001 二零零一年 *$ Million 百萬元***	2000 二零零零年 *$ Million 百萬元*
Net cash inflow/(outflow) from operating activities	**經營業務現金流入／(流出)淨額**	a	**252.9**	(32.5)
Returns on investments and servicing of finance	**投資回報及融資成本**			
Interest received	已收利息		**19.4**	125.6
Interest paid	已付利息		**(80.8)**	(244.5)
Dividends received from investments in securities	已收投資證券股息		**-**	0.2
Dividends received from associates	已收聯營公司股息		**1.2**	1.2
Profit distribution from jointly controlled entities	已收合營公司利潤派發		**173.9**	20.2
Net cash inflow/(outflow) from returns on investments and servicing of finance	**投資回報及融資成本現金流入／(流出)淨額**		**113.7**	(97.3)
Taxation	**税項**			
Hong Kong profits tax refunded/(paid)	退回／(已付)香港利得稅		**4.8**	(4.5)
PRC tax paid	已付中國税項		**(2.1)**	(0.1)
Net tax refund/(paid)	**退回／(已付)稅金淨額**		**2.7**	(4.6)
Investing activities	**投資業務**			
Payment for purchase of fixed assets	購入固定資產付款		**(1.4)**	(8.0)
Payment for purchase of a subsidiary	收購一間附屬公司付款	b	**(104.5)**	-
Amount received on acquisition of further interest in an associate	收購聯營公司權益所得款項		**20.6**	-
Proceeds from sale of fixed assets	出售固定資產所得款項		**-**	48.9
Proceeds from sale of non-trading securities	出售非買賣證券所得款項		**-**	12.5
Decrease/(increase) in net advances to associates	予聯營公司淨貸款減少／(增加)		**398.6**	(23.8)
(Increase)/decrease in net advances to jointly controlled entities	予合營公司淨貸款(增加)／減少		**(20.6)**	96.2
Net repayment of loans	償還貸款淨額		**-**	0.3
Net cash inflow from investing activities	**投資業務現金流入淨額**		**292.7**	126.1

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

		Note 附註	**2001 二零零一年 $ Million 百萬元**	2000 二零零零年 $ Million 百萬元
Net cash inflow/(outflow) before financing	融資前現金流入／（流出）淨額		**662.0**	(8.3)
Financing	融資	d		
Net proceeds from share placement	股份配售收入淨額		**108.2**	–
Repayment of floating rate notes	償還浮息票據		**(27.1)**	–
Net repayment of loans	償還貸款淨額		**(387.4)**	(178.1)
Net cash outflow from financing	融資現金流出淨額		**(306.3)**	(178.1)
Increase/(decrease) in cash and cash equivalents	現金及現金等價物增加／（減少）		**355.7**	(186.4)
Cash and cash equivalents at 1st January	於1月1日的現金及現金等價物		**46.2**	232.6
Cash and cash equivalents at 31st December	於12月31日的現金及現金等價物		**401.9**	46.2
Analysis of the balances of cash and cash equivalents	現金及現金等價物結餘分析			
Deposits with banks and other financial institutions	銀行及其他財務機構存款		**23.9**	–
Cash at bank and in hand	銀行存款及現金		**409.3**	69.8
Bank overdraft	銀行透支		**(31.3)**	(23.6)
			401.9	46.2

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

(a) Reconciliation of loss from operations to net cash inflow/(outflow) from operating activities

(a) 經營虧損與經營業務現金流入/(流出)淨額的調節

		2001 二零零一年 $ Million 百萬元	2000 二零零零年 $ Million 百萬元
Loss from operations	經營虧損	**(293.9)**	(313.7)
Depreciation	折舊	**2.7**	3.0
Interest income	利息收入	**(11.6)**	(103.7)
Dividend income from investments in securities	投資證券股息收入	**-**	(0.2)
Loss on disposal of non-trading securities	出售非買賣證券虧損	**-**	5.5
Loss/(profit) on disposal of fixed assets	出售固定資產虧損/(溢利)	**0.8**	(3.7)
Loss from disposal of a subsidiary	出售附屬公司虧損	**16.6**	-
Provision for bad and doubtful debts	呆壞賬準備	**3.9**	31.8
Provision for properties held for sales	作銷售用途的物業準備	**46.8**	48.6
Impairment loss on properties held for own use	持作自用的物業耗蝕虧損	**2.6**	1.4
Impairment of goodwill on acquisition of further interest in an associate	收購聯營公司權益所產生的商譽耗蝕	**4.7**	-
Impairment loss on non-trading securities	非買賣證券耗蝕虧損	**20.0**	-
Net increase in gross amount due from/to customers for contract work	應收/應付客戶合約工程總額增加淨額	**(113.5)**	(12.6)
Decrease in properties held for sale	作銷售用途的物業減少	**1.3**	4.3
Decrease in non-current receivables	非流動應收款減少	**51.6**	125.4
Decrease in debtors, deposits and prepayments	應收賬款、按金及預付款減少	**785.3**	175.9
Decrease in trading securities	買賣證券減少	**-**	0.6
(Decrease)/increase in creditors and accrued expenses	應付賬款及應計費用(減少)/增加	**(259.0)**	119.3
Decrease in non-current creditors and accruals	非流動應付賬款及應計費用減少	**(2.7)**	(115.1)
Realisation of revaluation reserve on disposal	物業出售時變現的重估儲備	**-**	2.3
Exchange adjustments	外滙調整	**(2.7)**	(1.6)
Net cash inflow/(outflow) from operating activities	經營業務現金流入/(流出)淨額	**252.9**	(32.5)

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

(b) Purchase of a subsidiary (formerly an associate)

(b) 收購一間附屬公司(前為聯營公司)

		$ Million *百萬元*
Net assets acquired	所購入的資產淨值	
Fixed assets	固定資產	0.1
Cash at bank and in hand	銀行存款及現金	43.5
Other current assets	其他流動資產	564.1
Current liabilities	流動負債	(175.3)
Others	其他	(19.0)
		413.4
Amount of net assets attributable to the group as an associate	作為聯營公司時集團應佔的資產淨值	(165.4)
		248.0
Satisfied by:	償付方式:	
Cash at bank and in hand acquired	購入時的銀行存款及現金	43.5
Settlement through current account	經往來賬結算	100.0
Net outflow of cash and cash equivalents	現金及現金等價物流出淨額	104.5
		248.0

(c) Disposal of a subsidiary

(c) 出售一間附屬公司

		$ Million *百萬元*
Net assets disposed of	出售淨資產	
Properties held for sale	作銷售用途的物業	25.6
Other net current assets	其他流動淨資產	16.6
		42.2
Loss on disposal	出售虧損	(16.6)
		25.6
Satisfied by:	償付方式:	
Settlement through current account	經往來賬結算	25.6

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

(d) Analysis of changes in financing

(d) 融資變動分析

		Share capital (including share premium) 股本（包括股份溢價） $ Million 百萬元	Floating rate notes 浮息票據 $ Million 百萬元	Loans (net of pledged deposits) 貸款（扣除抵押存款） $ Million 百萬元
Balance at 1st January, 2000	於2000年1月1日結餘	1,869.3	287.6	2,312.6
Net cash flows from financing	融資現金流量淨額	–	–	(178.1)
Exchange adjustment	滙兌調整	–	1.0	–
Balance at 31st December, 2000	於2000年12月31日結餘	1,869.3	288.6	2,134.5
Balance at 1st January, 2001	於2001年1月1日結餘	1,869.3	288.6	2,134.5
Net cash flows from financing	融資現金流量淨額	108.2	(27.1)	(387.4)
Exchange adjustment	滙兌調整	–	(0.1)	–
Discount on debt auction	債務拍賣折讓	–	(69.7)	(53.7)
Interest capitalisation	利息資本化	–	14.5	16.2
Balance at 31st December, 2001	**於2001年12月31日結餘**	**1,977.5**	**206.2**	**1,709.6**

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the group is set out below.

(b) Basis of preparation of the financial statements

(i) Going concern basis

On 1st December, 2000, the company requested its bankers for an informal standstill arrangement on the payment of all Hong Kong bank loan principal and interest totalling approximately $1.9 billion, pending the approval by the group's bankers of a formal debt restructuring plan. The company has also requested a similar standstill arrangement with the holders of the floating rate notes ("the FRNs") with outstanding principal balance of US$37 million issued by Hong Kong Construction (Capital) Limited, a wholly-owned subsidiary of the company. The FRNs were due for repayment on 13th December, 2000. In accordance with the terms of the issue of the FRNs and the bank facility agreements, the group was in default of the FRNs and all its bank borrowings.

1. 主要會計政策

(a) 遵例聲明

本財務報表是按照香港會計師公會頒布的所有適用的《會計實務準則》及詮釋、香港公認會計原則及香港《公司條例》的規定編製。本財務報表同時符合適用的《香港聯合交易所有限公司證券上市規則》披露規定。以下是本集團採用的主要會計政策概要。

(b) 財務報表的編製基準

(i) 持續經營基準

二零零零年十二月一日，本公司要求本集團的往來銀行就所有香港貸款本金及利息（約1,900,000,000元）的付款，於該等銀行尚未審批一個正式的債務重組計劃前作出非正式的暫緩還款安排。此外，本公司亦要求與持有本公司一家全資附屬公司—Hong Kong Construction (Capital) Limited所發出的浮息票據持有者作出類似的暫緩還款安排，該浮息票據的結餘為37,000,000美元。浮息票據於二零零零年十二月十三日到期付款。根據發行浮息票據及銀行貸款協議的條款，本集團已對這些票據及所有其銀行借款違約。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) Basis of preparation of the financial statements *(continued)*

(i) Going concern basis (continued)

On 11th June, 2001, the company and certain of its subsidiaries entered into a standstill letter with its bank creditors and the holders of the FRNs to formalise the standstill arrangement which represents the initial phase of the restructuring proposal for the group. The formal standstill arrangement became effective on 3rd December, 2001 and remained in place until 15th January, 2002, and thereafter automatically renewed on a monthly basis subject to the agreement by all the bank creditors and the holders of the FRNs.

On 13th June, 2001, the company entered into:

(a) a share subscription agreement with Shanghai Construction (Group) General Co ("SCG") under which SCG conditionally agreed to subscribe for 35,000,000 new ordinary shares of the company at the price of $1.12 per share; and

1. 主要會計政策（續）

(b) 財務報表的編製基準（續）

(i) 持續經營基準（續）

本公司已於二零零一年六月十一日與其債權銀行及浮息票據之持有人訂立一項暫緩還款通知書以正式確立暫緩還款安排。而暫緩還款安排乃本集團之重組方案之初期階段。正式暫緩還款安排已於二零零一年十二月三日生效，並有效至二零零二年一月十五日止。屆時在債權銀行及浮息票據之持有人一致同意下，正式暫緩還款安排將自動按月延續。

於二零零一年六月十三日，本公司：

(a) 與上海建工（集團）總公司（「上海建工」）訂立股份認購協議；據此，上海建工有條件地同意認購35,000,000股新普通股股份，每股作價1.12元；及

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) Basis of preparation of the financial statements *(continued)*

(i) Going concern basis (continued)

(b) a share placing and underwriting agreement with BNP Paribas Peregrine Securities Ltd ("BNP") under which BNP conditionally agreed to place 65,000,000 new ordinary shares of the company with independent placees at the price of $1.12 per share on a fully underwritten basis.

The 100,000,000 new ordinary shares were allotted in July 2001 which resulted in additional net proceeds of approximately $108.2 million available to the group. Furthermore, the disposal of the Yangpu power plant in which the group had a 40% interest for a consideration of $1,000 million was completed during the year resulting in substantial external funding to the group.

1. 主要會計政策（續）

(b) 財務報表的編製基準（續）

(i) 持續經營基準（續）

(b) 與法國巴黎百富勤證券有限公司（「巴黎百富勤」）訂立股份配售及包銷協議；據此，巴黎百富勤有條件地同意按全數包銷基準向獨立承配人配售65,000,000股新普通股股份，每股作價1.12元。

此100,000,000新普通股已於二零零一年七月分配，並為本集團帶來共約108,200,000元的額外資金。此外，以1,000,000,000元的價款出售本集團擁有40%股份的洋浦發電廠已於年內完成，並為本集團帶來龐大的外來資金。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) Basis of preparation of the financial statements *(continued)*

(i) Going concern basis (continued)

On 30th November, 2001, the company held a debt auction ("the Debt Auction") at which it invited its bank creditors in Hong Kong and the holders of the FRNs to tender for a discounted payment in full settlement of the indebtedness owed to them by the group. The total value of the bank loans and the FRNs in respect of which tenders were accepted pursuant to the Debt Auction totalled $176.2 million. The group paid a net amount of $52.8 million to the bank creditors and the holders of the FRNs in full satisfaction of the relevant indebtedness, representing a total discount of $123.4 million on the full amounts.

1. 主要會計政策（續）

(b) 財務報表的編製基準（續）

(i) 持續經營基準（續）

本公司於二零零一年十一月三十日進行債務拍賣（「債務拍賣」），邀請其香港債權銀行及浮息票據持有人投標，以折讓付款形式清償本集團尚欠彼等之全部債務。根據債務拍賣接獲標書所涉及之銀行貸款及浮息票據總值為176,200,000元。本公司已向債權銀行及浮息票據持有人支付淨額款項52,800,000元以清償有關債務，較全數金額折讓123,400,000元。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) Basis of preparation of the financial statements *(continued)*

(i) Going concern basis (continued)

Subsequent to the Debt Auction and pursuant to the standstill letter signed between the group and the bank creditors, the group executed a guarantee and debenture on 3rd December, 2001 incorporating fixed and floating charges over all of the undertaking, property and assets of the company and certain of its subsidiaries ("the Guarantee and Debenture") as security for the remaining bank indebtedness in Hong Kong and the FRNs.

The directors are currently in active negotiations with the group's bankers to finalise the terms of a proposed financial restructuring and a plan to gradually dispose of certain of its property interests. The directors believe that the ongoing support from its bankers will continue and the measures to be taken under the debt restructuring plan and assets disposal programme when agreed will enable the group to continue in operational existence in the foreseeable future.

1. 主要會計政策 *(續)*

(b) 財務報表的編製基準 *(續)*

(i) 持續經營基準(續)

於進行債務拍賣後,並根據本集團與債權銀行簽訂的暫緩還款通知書,本集團於二零零一年十二月三日執行一項擔保及債券;據此,本集團以固定及浮動抵押形式將公司及部份附屬公司名下全部資產及物業作為其於香港的剩餘銀行債務及浮息票據之抵押。

董事會正積極跟本集團的銀行債權人商議,以商定財務重組計劃之條款及一個逐步出售若干物業權益的計劃。董事會相信,其往來銀行將會提供持續的支援。當債務重組計劃及資產出售計劃簽訂後,根據該計劃所採用的措施,將會有助本集團在可見的將來持續經營。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) Basis of preparation of the financial statements *(continued)*

(i) Going concern basis (continued)

Accordingly, the directors are satisfied that it is appropriate to prepare the financial statements on a going concern basis, notwithstanding the group's financial position as at 31st December, 2001. Should the group be unable to continue in business as a going concern, adjustments would have to be made to restate the values of assets to their recoverable amounts, to provide for any further liabilities which might arise and to reclassify non-current assets and liabilities as current assets and liabilities, respectively. The effect of these adjustments have not been reflected in the financial statements.

(ii) The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties, and the marking to market of certain investments in securities as explained in the accounting policies set out below.

1. 主要會計政策 *(續)*

(b) 財務報表的編製基準 *(續)*

(i) 持續經營基準(續)

有鑑於此,董事會認為,儘管本集團於二零零一年十二月三十一日的財政狀況未如理想,但以持續經營基準編製財務報表仍是適當的。假如本集團未能以持續經營企業狀況下繼續經營業務,則本財務報表需要作出調整以重報資產價值為可收回數額,就任何其他可能出現的負債提撥準備,以及將非流動資產及負債重新分類為流動資產及負債。這些調整的影響並未在財務報表中反映出來。

(ii) 除投資物業按重估值,以及部份證券投資按市值入賬(見下文所載的會計政策)外,本財務報表是以歷史成本作為編製基準。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(c) Subsidiaries

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the group, directly or indirectly, holds more than half of the issued capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated financial statements, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in accordance with the accounting policy for non-trading securities as stated under note 1(f)(ii) below.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

1. 主要會計政策 *(續)*

(c) 附屬公司

按照香港《公司條例》，附屬公司是指本集團直接或間接持有其過半數已發行股本，或控制其過半數投票權，或控制其董事會組成的公司。當本公司有權直接或間接支配附屬公司的財務及經營政策，並藉此從其業務中取得利益，均視為受本公司控制。

集團於受控制附屬公司的投資均在綜合財務報表中綜合計算。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或受控制附屬公司是長期在嚴格限制條件下經營，以致其向本集團轉移資金的能力嚴重受損，則這些投資會按公平價值記入綜合資產負債表。公平價值的變動於產生時根據財務報表附註1(f)(ii)提及非買賣證券之會計政策處理。

集團內部往來的餘額和集團內部交易及其產生的未變現溢利，均在編製綜合財務報表時全數抵銷。集團內部交易所產生的未變現虧損的抵銷方法與未變現溢利相同，但抵銷額只限於沒有證據顯示已轉讓資產已耗蝕。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(c) Subsidiaries *(continued)*

In the company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(k)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the company, in which case, it is stated at fair value with changes in fair value recognised in accordance with the accounting policy for non-trading securities as stated under note 1(f)(ii) below.

(d) Associates and jointly controlled entities

An associate is an entity in which the group or company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the group or company and other parties, where the contractual arrangement establishes that the group or company and one or more of the other parties share joint control over the economic activity of the entity.

1. 主要會計政策 *(續)*

(c) 附屬公司 *(續)*

本公司資產負債表所示於附屬公司的投資，是按成本減去任何耗蝕虧損（見附註1(k)）後入賬。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或附屬公司是長期在嚴格限制條件下經營，以致其向本公司轉移資金的能力嚴重受損，則這些投資會按公平價值入賬。公平價值的變動會在產生時根據財務報表附註1(f)(ii)提及非買賣證券之會計政策處理。

(d) 聯營公司及合營公司

聯營公司是指本集團或本公司可以對其管理層發揮重大影響力的實體，包括參與其財務及經營決策，但不是控制或聯合控制管理層。

合營公司是指本集團或本公司與其他方根據合約安排經營的實體。有關的合約安排確定，本集團或本公司與一名或以上的其他方共同控制該實體的經濟活動。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(d) Associates and jointly controlled entities *(continued)*

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the group's share of the associate's or the jointly controlled entity's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor or venturer, in which case, it is stated at fair value with changes in fair value recognised in accordance with the accounting policy for non-trading securities as stated under note 1(f)(ii) below. The consolidated profit and loss account reflects the group's share of the post-acquisition results of the associates and jointly controlled entities for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(e).

Unrealised profits and losses resulting from transactions between the group and its associates and jointly controlled entities are eliminated to the extent of the group's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case, they are recognised immediately in the profit and loss account.

1. 主要會計政策 *(續)*

(d) 聯營公司及合營公司 *(續)*

於聯營公司或合營公司的投資是按權益法記入綜合財務報表，並且先以成本入賬，然後就本集團佔該聯營公司或合營公司淨資產在收購後的變動作出調整。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或聯營公司或合營公司是長期在嚴格限制條件下經營，以致其向本集團轉移資金的能力嚴重受損，則這些投資會按公平價值入賬。公平價值的變動會於產生時根據財務報表附註1(f)(ii)提及非買賣證券之會計政策處理。綜合損益表反映出年內本集團所佔聯營公司及合營公司於收購後的業績，包括按照附註1(e)於本年度列支或計入的正商譽或負商譽的任何攤銷。

本集團與聯營公司及合營公司之間交易所產生的未變現損益，均按本集團於聯營公司或合營公司所佔的權益比率抵銷；但假如未變現虧損顯示已轉讓資產出現耗蝕，則這些未變現虧損會即時在損益表內確認。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(d) Associates and jointly controlled entities *(continued)*

In the company's balance sheet, its investments in associates and jointly controlled entities are stated at cost less impairment losses (see note 1(k)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor or venturer, in which case, it is stated at fair value with changes in fair value recognised in accordance with the accounting policy for non-trading securities as stated under note 1(f)(ii) below.

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the group's share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries, associates and jointly controlled entities:

– for acquisitions before 1st January, 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses (see note 1(k)); and

1. 主要會計政策 *(續)*

(d) 聯營公司及合營公司 *(續)*

本公司資產負債表所示於聯營公司及合營公司的投資，是按成本減去耗蝕虧損(見附註1(k))後入賬。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或聯營公司或合營公司是長期在嚴格限制條件下經營，以致其向本集團轉移資金的能力嚴重受損，則這些投資會按公平價值入賬。公平價值的變動會於產生時根據財務報表附註1(f)(ii)提及非買賣證券之會計政策處理。

(e) 商譽

編製綜合財務報表時產生的正商譽是指投資成本超過本集團佔所收購可分資產及負債公平價值的數額。就控制附屬公司、聯營公司及合營公司而言：

– 對於二零零一年一月一日前作出的收購，正商譽與儲備抵銷，並且減去耗蝕虧損(見附註1(k))之數；及

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(e) Goodwill *(continued)*

- for acquisitions on or after 1st January, 2001, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Positive goodwill for controlled subsidiaries is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see note 1(k)). The cost of positive goodwill less any accumulated amortisation and any impairment losses (see note 1(k)) for associates and jointly controlled entities is included in the carrying amount of the interest in associates or jointly controlled entities.

Negative goodwill arising on acquisitions of controlled subsidiaries, associates and jointly controlled entities represents the excess of the group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

- for acquisitions before 1st January, 2001, negative goodwill is credited to a capital reserve; and

1. 主要會計政策 *(續)*

(e) 商譽 *(續)*

- 對於二零零一年一月一日或之後作出的收購，正商譽是按其預計可用年限，以直線法在綜合損益表內攤銷。受控制附屬公司的正商譽是以成本減去任何累計攤銷及任何耗蝕虧損（見附註1(k)）後，記入綜合資產負債表。對於聯營公司及合營公司而言，正商譽是以成本減去任何累計攤銷及任何耗蝕虧損（見附註1(k)）後，計入聯營公司或合營公司權益中。

收購受控制附屬公司、聯營公司及合營公司所產生的負商譽是指本集團佔所收購可分資產及負債公平價值超過收購成本的數額。負商譽的入賬方法如下：

- 對於二零零一年一月一日前作出的收購，負商譽計入資本儲備；及

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(e) Goodwill *(continued)*

- for acquisitions on or after 1st January, 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

In respect of any negative goodwill arising on or after 1st January, 2001 not yet recognised in the consolidated profit and loss account:

- for controlled subsidiaries, such negative goodwill is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill; and

1. 主要會計政策（續）

(e) 商譽（續）

- 對於二零零一年一月一日或之後作出的收購，假如負商譽關乎在收購計劃中確定及可以可靠地計算，但尚未確認的預計未來虧損及支出，便會在未來虧損及支出確認時，在綜合損益表內確認。任何尚餘的負商譽（但以所收購非貨幣資產公平價值為限）則按應計折舊／攤銷的非貨幣資產的加權平均可用年限，在綜合損益表內確認。然而，如尚餘的負商譽數額高於所收購非貨幣資產公平價值，這部份負商譽便會立即在綜合損益表內確認。

對於任何在二零零一年一月一日或以後產生而尚未在綜合損益表內確認的負商譽：

- 如為受控制附屬公司，有關的負商譽會在綜合資產負債表內列示為資產的減項，與正商譽屬於同一個資產負債表類別；及

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

1. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

(e) **Goodwill** *(continued)*

– for associates and jointly controlled entities, such negative goodwill is included in the carrying amount of the interests in associates or jointly controlled entities.

On disposal of a controlled subsidiary, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on group reserves is included in the calculation of the profit or loss on disposal.

(f) **Other investments in securities**

The group's and the company's policies for investments in securities other than investments in subsidiaries, associates and jointly controlled entities are as follows:

(i) Trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

1. **主要會計政策**（續）

(e) **商譽**（續）

– 如為聯營公司及合營公司，有關的負商譽會計入聯營公司或合營公司權益中。

如於年內出售受控制附屬公司、聯營公司或合營公司，以往未在綜合損益表中攤銷或以往作為集團儲備變動處理的應佔購入商譽的數額，均在計算出售的溢利或虧損時包括在內。

(f) **其他證券投資**

本集團及本公司就證券投資（於附屬公司、聯營公司及合營公司的投資除外）的政策如下：

(i) 買賣證券是以公平價值記入資產負債表。公平價值的變更在產生時會在損益表中確認。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(f) Other investments in securities *(continued)*

(ii) Non-trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the investment revaluation reserve until the security is sold, collected, or otherwise disposed of, or until there is objective evidence that the security is impaired, at which time the relevant cumulative gain or loss is transferred from the investment revaluation reserve to the profit and loss account.

(iii) Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iv) Profits or losses on disposal of investments in securities are accounted for in the profit and loss account as they arise. In the case of non-trading securities, the profit or loss includes any amount previously held in the investment revaluation reserve in respect of that security.

1. 主要會計政策 *(續)*

(f) 其他證券投資 *(續)*

(ii) 非買賣證券是以公平價值記入資產負債表。公平價值的變更均在投資重估儲備內確認，直至出售及贖回該證券後或有客觀根據指該證券減損時，期間所累積盈利或虧損會由投資重估儲備轉至損益表中確認。

(iii) 當某情況及事件下令到減損不再存在，並有具說服力的憑證顯示新的情況及事件將持續下去，因減損而由投資重估儲備撥入損益表均需撥回。

(iv) 出售投資證券之損益在其產生時於損益表內確認。而出售非買賣證券之損益則包括任何於以往年度該證券記入投資重估儲備的數額。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(g) Fixed assets

(i) Fixed assets are carried in the balance sheets on the following basis:

- investment properties with an unexpired lease term of more than 20 years are stated in the balance sheet at their open market value, which is assessed annually by external qualified valuers; and

- properties held for own use and other fixed assets are stated in the balance sheet at cost less aggregate depreciation (see note 1(j)) and impairment losses (see note 1(k)).

(ii) Changes arising on the revaluation of investment properties are generally dealt with in investment properties revaluation reserves. The only exceptions are as follows:

- when a deficit arises on revaluation, it will be charged to the profit and loss account, if and to the extent that it exceeds the amount held in the reserve in respect of the portfolio of investment properties immediately prior to the revaluation; and

1. 主要會計政策 *(續)*

(g) 固定資產

(i) 固定資產是按下列基準記入資產負債表內：

- 尚餘租賃期超過二十年的投資物業按每年經由外聘的合資格估值師所評估的公開市值記入資產負債表；及

- 持作自用的物業及其他固定資產以成本減去累計折舊(參閱附註1(j))及耗蝕虧損(參閱附註1(k))後記入資產負債表。

(ii) 重估投資物業所產生的變動一般是撥入儲備，但下列情況則除外：

- 如果出現重估虧損，而且有關的虧損額超過就該投資物業組合在截至重估前計入儲備的數額，便會在損益表列支；及

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(g) Fixed assets *(continued)*

– when a surplus arises on revaluation, it will be credited to the profit and loss account, if and to the extent that a deficit on revaluation in respect of the portfolio of investment properties had previously been charged to the profit and loss account.

(iii) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

1. 主要會計政策 *(續)*

(g) 固定資產 *(續)*

– 如果以往曾將投資物業組合的重估虧損在損益表列支，則在出現重估盈餘時，便會撥入損益表計算。

(iii) 在超過現有資產原先評估的表現水平的未來經濟效益很可能流入企業時，則與固定資產有關而且已獲確認的其後支出便會加入資產的賬面金額。所有其他其後支出則在產生的期間確認為支出。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(g) Fixed assets *(continued)*

(iv) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the fixed asset and are recognised in the profit and loss account on the date of retirement or disposal. On disposal of an investment property, the related portion of surpluses or deficits previously taken to the investment properties revaluation reserve is also transferred to the profit and loss account for the year. For all other fixed assets, any related revaluation surplus is transferred from the revaluation reserve to retained profits.

(h) Other properties

(i) Properties held for development

Properties held for development are stated at cost less any impairment losses (see note 1(k)).

1. 主要會計政策 *(續)*

(g) 固定資產 *(續)*

(iv) 報廢或出售固定資產所產生的損益以估計淨出售所得淨額與資產的賬金額之間的差額釐定，並於報廢或出售日在損益表內確認。出售投資物業時，早前記入投資物業重估儲備的有關盈餘或虧損部分亦會轉入該年度的損益表內。就所有其他固定資產而言，任何相關的重估盈餘會由重估儲備轉入保留溢利。

(h) 其他物業

(i) 作發展用途之物業

作發展用途之物業是按成本減去任何耗蝕虧損後入賬（參閱附註1(k))。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(h) Other properties *(continued)*

(ii) Properties under development

Properties under development are stated at specifically identified cost, including borrowing costs capitalised, aggregate cost of development, material and supplies, wages and other direct expenses, less any impairment losses (see note 1(k)).

(iii) Properties held for sale

Properties held for sale are stated at the lower of cost and the estimated net realisable value. In the case of properties developed by the group, cost is determined by apportionment of the total development costs for that development project, including borrowing costs capitalised, attributable to the unsold properties. Net realisable value is the estimated selling price less costs to be incurred in selling the property.

1. 主要會計政策 *（續）*

(h) 其他物業 *（續）*

(ii) 發展中物業

發展中物業是按成本（包括資本化借貸成本、累計發展成本、物料及供應品、工資及其他直接開支）減去任何耗蝕虧損後入賬（參閱附註1(k)）。

(iii) 作銷售用途的物業

作銷售用途的物業按成本及估計可變現淨值兩者中的較低者入賬。就本集團發展的物業而言，成本按未售出物業應佔該發展項目的總發展成本（包括資本化借貸成本）的比例釐定。可變現淨值是以估計售價減去將於出售物業時產生的成本後所得之數。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(h) Other properties *(continued)*

(iv) Profit recognition on pre-sales of properties under development

The estimated profit on pre-sales of properties under development is recognised over the course of development when the outcome of the development can be reasonably foreseen. The profit recognised on the pre-sold properties is determined by the apportionment of the estimated profit over the entire period of construction to reflect the progress of the development and is calculated by reference to the proportion of development costs incurred up to the accounting date to the estimated total development costs to completion, but is limited to the amount of sales deposits received and due allowances are made for contingencies.

1. 主要會計政策（續）

(h) 其他物業（續）

(iv) 預售發展中物業的溢利確認

預售發展中物業的估計溢利是在發展項目成果可合理預計時在發展期內確認。預售物業確認的溢利是按整段建築期間估計溢利的分配比例來釐定，以反映物業發展的進度，並參考截至該會計日期止所產生的發展成本佔估計完工時總發展成本的份額而計算，但以所收銷售訂金並計及或然負債的金額為限。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Operating leases charges

Where the group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

(j) Depreciation

(i) No depreciation is provided on investment properties with an unexpired lease term of over 20 years.

(ii) No depreciation is provided on properties under development/held for development.

1. 主要會計政策（續）

(i) 經營租賃費用

假如本集團透過經營租賃使用資產，則根據租賃作出的付款在租賃期所涵蓋的會計期間內，以等額在損益表扣除；但如有其他基準能更清楚地反映租賃資產所產生的收益模式則除外。經營租賃協議所涉及的激勵措施均在損益表中確認為租賃淨付款總額的組成部份。或有租金在其產生的會計期內在損益表中扣除。

(j) 折舊

(i) 尚餘租賃期超過二十年的投資物業不計提任何折舊。

(ii) 發展中物業／作發展用途的物業不計提任何折舊。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(j) Depreciation *(continued)*

(iii) Depreciation is calculated to write off the cost of other fixed assets over their estimated useful lives as follows:

- leasehold land is depreciated on a straight-line basis over the remaining term of the lease;

- buildings are depreciated on a straight-line basis over the shorter of their estimated useful lives, being 50 years from the date of completion, and the unexpired terms of the leases; and

- other fixed assets, comprising machinery and equipment, vehicles, vessels, and fixtures and fittings are depreciated on a straight-line basis over their anticipated useful lives of 4 to 10 years.

1. 主要會計政策（續）

(j) 折舊（續）

(iii) 其他固定資產的折舊是按其預計可用年限沖銷其成本；計算方法如下：

- 租賃土地按尚餘租賃期以直線法計算折舊；

- 建築物按預計可用年限（即落成日期起計五十年）或尚餘租賃期兩者中的較短期間，以直線法計算折舊；及

- 其他固定資產包括機器及設備、汽車、船隻、裝修及裝置，按其預計可用年限四至十年以直線法計算折舊。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(k) Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- property, plant and equipment;
- investments in subsidiaries, associates and joint ventures (except for those accounted for at fair value under notes 1(c)&(d));
- properties held for development; and
- positive goodwill (whether taken initially to reserves or recognised as an asset).

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

1. 主要會計政策（續）

(k) 資產耗蝕

董事在每個結算日審閱內部和外來的信息以確定下列資產有否出現耗蝕跡象，或是以往確認的耗蝕虧損不復存在或已經減少：

- 物業、機器及設備；
- 於附屬公司、聯營公司及合營公司的投資（根據附註1(c)及(d)所述，以公平價值列賬的公司除外）；
- 作發展用途的物業；及
- 正商譽（不論是在產生時與儲備抵銷或確認為資產）。

如果發現有耗蝕跡象，便會估計該資產的可收回數額。當資產的賬面金額高於可收回數額時，便會確認耗蝕虧損。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(k) Impairment of assets *(continued)*

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently.

1. 主要會計政策 *(續)*

(k) 資產耗蝕 *(續)*

(i) 計算可收回數額

資產的可收回數額以其銷售淨價和使用價值兩者中的較高數額為準。在評估使用價值時，會使用除稅前折讓率將估計未來現金流量折讓至現值。該折讓率應是反映市場當時所評估的貨幣時間價值和該資產的獨有風險。如果資產所產生的現金流入基本上不獨立於其他資產所產生的現金流入，則以能獨立產生現金流入的最小資產類別來釐定可收回數額。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(k) Impairment of assets *(continued)*

(ii) Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

1. 主要會計政策 *(續)*

(k) 資產耗蝕 *(續)*

(ii) 耗蝕虧損逆轉

倘若用以釐定可收回數額的估計發生有利變化，便會將資產耗蝕虧損逆轉；但商譽除外。至於商譽的耗蝕虧損是由性質獨特及預計不會出現的特殊外界因素所造成，而且可收回數額的增加明顯是與該特殊因素逆轉有關，才會將耗蝕虧損逆轉。

所逆轉的耗蝕虧損以假設沒有在往年確認耗蝕虧損而應已釐定的資產賬面金額為限。所逆轉的耗蝕虧損在確認逆轉的年度內計入損益表。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(l) Construction contracts

The accounting policy for contract revenue is set out at note 1(p)(ii). When the outcome of a construction contract can be estimated reliably, contract costs are recognised as expenses by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

Construction contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as the "Gross amount due from customers for contract work" (as an asset) or the "Gross amount due to customers for contract work" (as a liability), as applicable. Progress billings not yet paid by the customer are included in the balance sheet under "Debtors, deposits and prepayments". Amounts received before the related work is performed are included in the balance sheet, as a liability, as "Advances received".

1. 主要會計政策 *(續)*

(l) 建築合約

合約收入的會計政策載列於附註1(p)(ii)。如果能夠可靠地估計建築合約的結果，合約成本會參照結算日的合約完成程度確認為支出。如果合約總成本可能超過總收入，便會即時將預期損失確認為支出。如果不能可靠地估計建築合約的結果，則合約成本在其產生的期間內確認為支出。

結算日的在建工程合約所產生的成本淨額加上已確認溢利，再減去已確認虧損及按進度開列的賬單數額，記入資產負債表，並按適用的情況在資產負債表中以「應收客戶合約工程總額」(作為資產)或「應付客戶合約工程總額」(作為負債)列示。客戶尚未償付的進度付款則記入資產負債表的「應收賬款、按金及預付款」內。已在進行相關工程前收取的款項，記入資產負債表的「已收預付款」(作為負債)內。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(m) Cash equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired. For the purposes of the cash flow statement, cash equivalents would also include bank overdrafts and advances from banks repayable within three months from the date of the advance.

(n) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystalise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

1. 主要會計政策（續）

(m) 現金等價物

現金等價物是指短期和流動性極高的投資項目，這些投資可以在毋須通知的情況下容易地換算為已知的現金數額，並在購入後三個月內到期。就編製現金流量表而言，現金等價物也包括銀行透支及須於貸款日起計三個月內償還的銀行貸款。

(n) 遞延稅項

遞延稅項是就收益及支出的會計與稅務處理方法之間，由所有重大時差產生而相當可能於可見未來實現的稅項影響，以負債法計提準備。

未來的遞延稅項利益只會在合理保證可實現時才會確認。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(o) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the company or group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

1. 主要會計政策 *(續)*

(0) 準備及或有負債

倘若本公司或本集團須就已發生的事件承擔法律或推定義務，而履行該義務預期會導致含有經濟效益的資源外流，並可作出可靠的估計，便會就該時間或數額不定的負債計提準備。如果貨幣時間價值重大，則按預計履行義務所需資源的現值計列準備。

倘若含有經濟效益的資源外流的可能性不大，或是無法對有關數額作出可靠的估計，便會將該義務披露為或有負債；但假如這類資源外流的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的潛在義務，亦會披露為或有負債；但假如這類資源外流的可能性極低則除外。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(p) Revenue recognition

Provided it is probable that the economic benefits will flow to the group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) Sale of properties

Revenue arising from properties held for sale is recognised upon the signing of the sale and purchase agreements or the issue of an occupation permit by the relevant government authorities, whichever is the later. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under "Creditors and accrued expenses".

(ii) Contract revenue

When the outcome of a construction contract can be estimated reliably:

– revenue from a fixed price contract is recognised using the percentage of completion method, measured by reference to the percentage of contract costs incurred to date to estimated total contract costs for the contract; and

1. 主要會計政策 *(續)*

(p) 收入確認

收入是在經濟效益可能會流入本集團，以及能夠可靠地計算收入和成本（如適用）時，根據下列方法在損益表內確認：

(i) 銷售物業

持作銷售用途物業所產生的收入在簽訂買賣協議或有關政府部門發出入伙紙（以較後的日期為準）時確認。在確認收入當日前就出售物業所收取的訂金及分期付款則記入資產負債表的「應付賬款及應計費用」內。

(ii) 合約收入

當建築合約的結果能夠可靠地估計時：

– 固定價格合約的收入會以完工百分比法確認，並根據有關合約截至結算日已產生的成本所佔合約估計總成本的百分比計算；及

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

1. **SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

(p) **Revenue recognition** *(continued)*

(ii) Contract revenue (continued)

– revenue from a cost plus contract is recognised by reference to the recoverable costs incurred during the period plus the fee earned, measured by the proportion that costs incurred to date bear to the estimated total costs of the contract.

When the outcome of a construction contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

(iii) Rental income from operating leases

Rental income receivable under operating leases is recognised in the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

1. **主要會計政策**（續）

(p) **收入確認**（續）

(ii) 合約收入（續）

– 成本加成合約的收入是按期內已產生的可收回成本，加上根據有關合約截至本期間已產生的成本佔合約估計總成本的比率計算的收費收入來確認。

如果不能可靠地估計建築合約的結果，則只會根據已產生的合約成本可能收回的程度來確認收入。

(iii) 經營租賃的租金收入

經營租賃的應收租金收入在租賃期所涵蓋的會計期間內，以等額在損益表確認；但如有其他基準能更清楚地反映租賃資產所產生的收益模式則除外。經營租賃協議所涉及的激勵措施均在損益表中確認為應收租賃淨付款總額的組成部分或有租金在其產生的會計期間內確認為收入。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(p) Revenue recognition *(continued)*

(iv) *Dividends*

- dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.
- dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(v) Interest income from bank deposits and other advances is accrued on a time-apportioned basis by reference to the principal outstanding and at the rate applicable.

(q) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

The results and balance sheet items of foreign enterprises are translated into Hong Kong dollars at the rate of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

On disposal of a foreign enterprise, the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of the profit or loss on disposal.

1. 主要會計政策*（續）*

(p) 收入確認*（續）*

(iv) *股息*

- 非上市投資的股息收入在股東收取款項的權利確立時確認。
- 上市投資的股息收入在投資項目的股價除息時確認。

(v) 銀行存款及其他預付款的利息收入以時間比例為基準，按尚餘本金及適用利率計算。

(q) 外幣換算

年內的外幣交易按交易日的滙率換算為港元。以外幣為單位的貨幣性資產及負債則按結算日的滙率換算為港元。滙兑盈虧均撥入損益表處理。

海外企業的業績及資產負債表項目按結算日滙率換算為港幣。所產生的滙兑差額作為儲備變動處理。

在出售海外企業時，與該海外企業有關的累計滙兑差額在計算出售的溢利或虧損時包括在內。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(r) Retirement costs

The group operates a defined benefit retirement scheme and the regular cost of providing retirement benefits is charged to the profit and loss account over the expected service lives of the members of the scheme on the basis of level percentages of pensionable pay.

Contributions to the Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are charged to the profit and loss account when incurred.

(s) Borrowing costs

Borrowing costs are expensed in the profit and loss account in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

1. 主要會計政策 *(續)*

(r) 退休計劃成本

本集團設有一項界定福利退休計劃。支付退休福利的經常性成本以應計退休金的平均百分比為基礎，在退休計劃成員的預計服務年期內計入損益表列支。

根據香港《強制性公積金計劃條例》的規定作出的強制性公積金供款，均於產生時在損益表列支。

(s) 借貸成本

除直接用作收購、建設或生產需要相當長時間才可投入原定用途或銷售的資產的借貸成本予以資本化外，借貸成本均在產生的期間內在損益表列支。

屬於合資格資產成本一部分的借貸成本在資產產生開支、借貸成本產生及使資產投入原定用途或銷售所必須的準備工作進行期間開始資本化。在使合資格資產投入原定用途或銷售所必須的絕大部分準備工作終止或完成時，借貸成本便會暫停或停止資本化。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(t) Related parties

For the purposes of these financial statements, parties are considered to be related to the group if the group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(u) Segment reporting

A segment is a distinguishable component of the group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the group's internal financial reporting, the group has chosen geographical segment information as the primary reporting format and business segment information as the secondary reporting format.

1. 主要會計政策（續）

(t) 關連人士

就本財務報表而言，如果本集團能夠直接或間接監控另一方人士或對另一方人士的財務及經營決策發揮重大的影響力，或另一方人士能夠直接或間接監控本集團或對本集團的財務及經營決策發揮重大的影響力，或本集團與另一方人士均受制於共同的監控或共同的重大影響下，有關人士即被視為本集團的關連人士。關連人士可以是個別人士或其他實體。

(u) 分部報告

分部指本集團內可明顯區分的組成部分，並且負責提供單項產品或服務（業務分部），或在一個特定的經濟環境中提供產品或服務（地區分部）。每個分部所承擔的風險和所獲享的回報，均與其他分部有別。

按照本集團的內部財務報告模式，本集團選擇以地區分部為報告分部信息的主要形式，而業務分部則是次要的分部報告形式。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

1. SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(u) Segment reporting *(continued)*

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets include properties held for sale, trade receivables and property, plant and equipment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses and minority interests.

1. 主要會計政策（續）

(u) 分部報告（續）

分部收入、支出、經營成果、資產及負債包含直接歸屬某一分部，以及可按合理的基準分配至該分部的項目的數額。例如，分部資產可能包括作銷售用途的物業、應收賬款及物業、機器及設備。分部收入、支出、資產及負債包含須在編製綜合財務報表時抵銷的集團內部往來的餘額和集團內部交易；但同屬一個分部的集團企業之間的集團內部往來的餘額和交易則除外。

分部資本開支指期內購入預計可於超過一個會計期間使用的分部資產（包括有形及無形資產）所產生的成本總額。

未能分配至分部的項目主要包括財務及企業、帶息貸款、借款、企業和融資支出及少數股東權益。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

2. TURNOVER

The principal activities of the group are construction and property development and investment.

Turnover represents revenue from construction contracts, rental income and proceeds from sale of properties. The amount of each significant category of revenue recognised in turnover during the year is as follows:

2. 營業額

本公司的主要業務是建築工程及物業發展和投資。

營業額包括來自建築合約收入、租金收入和出售物業所得款項。年內營業額中各項已確認的重要收入類別的數額如下：

		2001 二零零一年 $ Million 百萬元	2000 二零零零年 $ Million 百萬元
Revenue from construction contracts	建築合約收入	**1,814.0**	1,867.4
Rental income	租金收入	**18.8**	22.2
Proceeds from sale of properties	出售物業所得款項	**0.6**	2.9
		1,833.4	1,892.5

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

3. SEGMENT REPORTING

Segment information is presented in respect of the group's geographical and business segments. Information relating to geographical segment based on the location of customers is chosen as the primary reporting format because this is more relevant to the group in making operating and financial decisions.

Geographical segments by the location of customers and by the location of assets

The group's business is managed on a geographical basis and participates in two principal economic environments namely the People's Republic of China ("the PRC") and Hong Kong.

When presenting information on the basis of geographical segments, segment information is based on the geographical location of customers unless otherwise stated. Segment assets analysed by the geographical location of the assets are the same as segment assets analysed by the geographical location of customers, accordingly this information is not separately disclosed.

3. 分部報告

分部資料是按本集團的地區和業務分部作出呈述。由於以客戶的所在地為計算基準的地區分部資料對本集團的經營及財務決策意義較大，故已選為報告分部資料的主要形式。

以客戶所在地及資產所在地為計算基準的地區分部

本集團之業務以地區性劃分，並主要在中華人民共和國（「中國」）及香港經營。

以地區分部呈報資料時，除非特別註明，否則分部資料是以客戶所在地呈報。因以資產所在地分析和以客戶所在地分析的分部資產相同，有關的資料並未分別呈報。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

3. SEGMENT REPORTING *(continued)*

3. 分部報告（續）

		Hong Kong 香港		The People's Republic of China 中國		Unallocated 未能分類		Consolidated 綜合	
		2001 二零零一年 $ Million 百萬元	2000 二零零零年 $ Million 百萬元	**2001 二零零一年 $ Million 百萬元**	2000 二零零零年 $ Million 百萬元	**2001 二零零一年 $ Million 百萬元**	2000 二零零零年 $ Million 百萬元	**2001 二零零一年 $ Million 百萬元**	2000 二零零零年 $ Million 百萬元
Location of customers	**客戶所在地**								
Revenue from external customers	外間客戶之收入	**1,736.9**	1,722.6	**96.5**	169.9	**-**	-	**1,833.4**	1,892.5
Other revenue	其他收入	**-**	-	**10.0**	20.1	**20.9**	113.8	**30.9**	133.9
Total revenue	總收入	**1,736.9**	1,722.6	**106.5**	190.0	**20.9**	113.8	**1,864.3**	2,026.4
Segment (loss)/profit	分部（虧損）／利潤	**(130.7)**	(244.5)	**24.1**	7.3			**(106.6)**	(237.2)
Unallocated operating income and expenses	未能分類之經營收入及支出							**(187.3)**	(76.5)
Loss from operations	經營虧損							**(293.9)**	(313.7)
Finance costs	融資成本							**(217.8)**	(293.8)
Discount on auction of bank loans and floating rate notes	銀行貸款及浮息票據拍賣折讓							**123.4**	-
Deficit on revaluation of investment properties	投資物業重估虧絀							**(76.4)**	-
Share of profits less losses of associates and jointly controlled entities	應佔聯營公司及合營公司溢利減虧損	**55.3**	(82.9)	**(191.7)**	(163.7)			**(136.4)**	(246.6)
Share of property impairment losses and revaluation deficits of associates	應佔聯營公司物業耗蝕虧損及重估虧絀	**-**	-	**(199.5)**	(317.8)			**(199.5)**	(317.8)
Taxation	稅項							**(35.5)**	19.1
Loss attributable to shareholders	股東應佔虧損							**(836.1)**	(1,152.8)
Depreciation & amortisation for the year	本年度折舊及攤銷	**1.1**	1.0						
Significant non-cash expenses (other than depreciation & amortisation)	重大非現金支出（折舊及攤銷除外）	**67.3**	258.0	**25.3**	(35.6)				

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

3. SEGMENT REPORTING *(continued)*

3. 分部報告 *(續)*

		Hong Kong 香港		The People's Republic of China 中國		Unallocated 未能分類		Consolidated 綜合	
		2001 二零零一年	2000 二零零零年	**2001 二零零一年**	2000 二零零零年	**2001 二零零一年**	2000 二零零零年	**2001 二零零一年**	2000 二零零零年
		$ Million 百萬元	*$ Million 百萬元*	***$ Million 百萬元***	*$ Million 百萬元*	***$ Million 百萬元***	*$ Million 百萬元*	***$ Million 百萬元***	*$ Million 百萬元*
Segment assets	分部資產	**633.4**	647.7	**1,116.5**	1,330.7			**1,749.9**	1,978.4
Interest in associates and jointly controlled entities	對聯營公司及合營公司投資	**53.9**	135.9	**2,165.3**	3,012.0			**2,219.2**	3,147.9
Unallocated assets	未能分類資產							**984.9**	1,438.1
Total assets	總資產							**4,954.0**	6,564.4
Segment liabilities	分部負債	**(650.6)**	(817.1)	**(215.1)**	(297.9)			**(865.7)**	(1,115.0)
Unallocated liabilities	未能分類負債							**(2,933.9)**	(3,287.6)
Total liabilities	總負債							**(3,799.6)**	(4,402.6)

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

3. SEGMENT REPORTING *(continued)*

3. 分部報告（續）

Business segments

業務分部

The group comprises the following main business segments:

集團之業務分部如下：

Construction:	The construction work, including civil and building works, for external customers.
Property leasing:	The leasing of office premises and residential properties to generate rental income and to gain from the appreciation in the properties' values in the long term.
Property development and sales:	The development, purchase and sale of commercial and residential properties.

建築：	為外間客戶提供包括土木及屋宇建造工程。
物業租賃：	出租辦公室及住宅物業以收取租金收入及在長遠而言，因物業升值而賺取的溢利。
物業發展及銷售：	發展及買賣商住樓宇。

		Construction 建築		Property leasing 物業租賃		Property development and sales 物業發展及銷售	
		2001 二零零一年 $ Million 百萬元	2000 二零零零年 $ Million 百萬元	**2001 二零零一年 $ Million 百萬元**	2000 二零零零年 $ Million 百萬元	**2001 二零零一年 $ Million 百萬元**	2000 二零零零年 $ Million 百萬元
Revenue from external customers	外間客戶之收入	**1,814.0**	1,867.4	**18.8**	22.2	**0.6**	2.9
Other revenue	其他收入	**-**	-	**10.0**	20.1	**-**	-
Total revenue	總收入	**1,814.0**	1,867.4	**28.8**	42.3	**0.6**	2.9
Segment (loss)/profit	分部（虧損）／利潤	**(134.1)**	(277.5)	**28.8**	42.3	**(1.3)**	(2.0)
Segment assets	分部資產	**763.6**	811.3	**455.1**	558.7	**531.2**	608.4

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

4. OTHER REVENUE

4. 其他收入

		2001 二零零一年 **$ Million** 百萬元	2000 二零零零年 $ Million 百萬元
Dividend income from unlisted securities	非上市證券的股息收入	**-**	0.2
Interest income	利息收入	**11.6**	103.7
Property fee income	物業收費收入	**10.0**	20.1
Other income	其他收入	**9.3**	9.9
		30.9	133.9

5. LOSS FROM ORDINARY ACTIVITIES BEFORE TAXATION

5. 除稅前正常業務虧損

Loss from ordinary activities before taxation is arrived at after charging/(crediting):

除稅前正常業務虧損已扣除／（計入）：

		2001 二零零一年 **$ Million** 百萬元	2000 二零零零年 $ Million 百萬元
(a) Other net income	**(a) 其他收益淨額**		
Net loss/(profit) on sale of fixed assets	出售固定資產虧損／（收益）淨額	**0.8**	(3.7)
Net realised and unrealised losses on trading securities carried at fair value	以公平價值列賬買賣證券的變現及未變現虧損淨額	**-**	0.4
Loss on disposal of non-trading securities	出售非買賣證券投資虧損	**-**	5.5
Exchange gain	滙兑收益	**(35.2)**	(14.0)
Loss on disposal of a subsidiary	出售附屬公司虧損	**16.6**	-
Others	其他	**(3.4)**	(0.6)
		(21.2)	(12.4)

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

5. LOSS FROM ORDINARY ACTIVITIES BEFORE TAXATION *(continued)*

5. 除税前正常業務虧損（續）

Loss on disposal of non-trading securities included a deficit of $Nil (2000: $5.4 million) transferred from non-trading securities revaluation reserve. Net loss/(profit) on sale of fixed assets included a surplus of $0.1 million (2000: $3.1 million) transferred from investment properties revaluation reserve.

出售非買賣證券投資的虧損並無包括撥自非買賣證券投資重估儲備虧絀（二零零零年：5,400,000元）。出售固定資產虧損／（收益）淨額已包括撥自投資物業重估儲備的盈餘100,000元（二零零零年：3,100,000元）。

				2001 二零零一年 $ Million 百萬元	2000 二零零零年 $ Million 百萬元
(b)	**Other operating expenses**	(b)	**其他經營費用**		
	Provision for bad and doubtful debts		呆壞賬準備	**3.9**	31.8
	Provision for properties held for sale		銷售物業準備	**46.8**	48.6
	Impairment loss on properties held for own use		自用物業耗蝕虧損	**2.6**	1.4
	Impairment of goodwill on acquisition of further interest in an associate		收購聯營公司權益所產生的商譽耗蝕	**4.7**	–
	Impairment loss of non-trading securities		非買賣證券耗蝕虧損	**20.0**	–
	Tendering costs and other unallocated contract costs		投標成本及其他工程成本	**20.9**	–
	Others		其他	**16.6**	6.9
				115.5	88.7
(c)	**Finance costs**	(c)	**融資成本**		
	Interest on bank advance and other borrowings repayable within five years		須於五年內償還的銀行貸款及其他借款的利息	**217.8**	292.5
	Amortisation of floating rate notes issue expenses		浮息票據發行費用攤銷	**-**	1.3
				217.8	293.8

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

5. LOSS FROM ORDINARY ACTIVITIES BEFORE TAXATION *(continued)*

5. 除稅前正常業務虧損 *(續)*

		2001 二零零一年 $ Million 百萬元	2000 二零零零年 $ Million 百萬元
(d) Other items	**(d) 其他項目**		
Cost of properties sold	物業出售成本	**1.9**	4.9
Staff costs (including retirement costs of $7.5 million (2000: $11.1 million))*	員工成本（包括退休金成本7,500,000元（二零零零年：11,100,000元））*	**58.6**	47.3
Auditors' remuneration	核數師酬金	**7.5**	7.2
Depreciation*	折舊*	**2.7**	3.0
Operating lease charges in respect of property	物業經營租賃費用	**1.9**	5.0
Rentals receivable from investment properties less direct outgoings of $1.4 million (2000: $2.2 million)	應收投資物業租金減支出1,400,000元（二零零零年：2,200,000元）	**(17.3)**	(18.6)

* *In addition to the amounts disclosed above, staff costs and depreciation of $76.1 million (2000: $70.1 million) and $1.1 million (2000: $1.0 million) respectively were charged to cost of construction contracts.*

* *除以上呈報的資料，員工成本及折舊費用分別有76,100,000元（二零零零年：70,100,000元）及1,100,000元（二零零零年：1,000,000元）記入建築合約成本。*

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

6. DIRECTORS' REMUNERATION

6. 董事酬金

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

根據香港《公司條例》第161條列報的董事酬金如下：

		2001 二零零一年 $ Million 百萬元	2000 二零零零年 $ Million 百萬元
Fees	袍金	**0.1**	0.2
Salaries and other emoluments	薪金及其他酬金	**17.3**	21.5
Discretionary bonuses	酌定花紅	**-**	0.9
Retirement scheme contributions	退休金計劃供款	**0.2**	0.1
Compensation for loss of office paid by the company	由本公司支付的離職補償金	**11.0**	-
		28.6	22.7

Included in the directors' remuneration were fees of $0.1 million (2000: $0.1 million) paid to the independent non-executive directors during the year.

董事酬金中包括本年度內支付予獨立非執行董事100,000元（二零零零年：100,000元）的袍金。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

6. DIRECTORS' REMUNERATION *(continued)*

6. 董事酬金 *(續)*

The remuneration of the directors is within the following bands:

酬金在以下範圍內的董事人數如下：

		2001 二零零一年 Number of directors 董事人數	2000 二零零零年 Number of directors 董事人數
$ Nil – 1,000,000	無－1,000,000元	**12**	10
$ 1,000,001 – 1,500,000	1,000,001元－1,500,000元	**2**	2
$ 1,500,001 – 2,000,000	1,500,001元－2,000,000元	**1**	2
$ 2,000,001 – 2,500,000	2,000,001元－2,500,000元	**1**	–
$ 2,500,001 – 3,000,000	2,500,001元－3,000,000元	**1**	1
$ 3,000,001 – 3,500,000	3,000,001元－3,500,000元	**–**	1
$ 4,000,001 – 4,500,000	4,000,001元－4,500,000元	**–**	1
$ 5,000,001 – 5,500,000	5,000,001元－5,500,000元	**–**	1
$ 6,500,001 – 7,000,000	6,500,001元－7,000,000元	**1**	–
$ 8,000,001 – 8,500,000	8,000,001元－8,500,000元	**1**	–

7. INDIVIDUALS WITH HIGHEST EMOLUMENTS

7. 最高酬金人士

Of the five individuals with the highest emoluments, all (2000: all) are directors of the company, whose emoluments are disclosed in note 6.

五名酬金最高人士中，所有(二零零零年：所有)為公司董事，其酬金已在附註6披露。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

8. TAXATION

8. 稅項

(a) Taxation in the consolidated profit and loss account represents:

(a) 綜合損益表所列的稅項為：

		The group 本集團	
		2001 二零零一年 *$ Million 百萬元*	2000 二零零零年 *$ Million 百萬元*
PRC taxation	中國稅項	**12.1**	–
Underprovision/(overprovision) of Hong Kong profits tax in respect of prior years	以往年度香港利得稅準備不足／(過剩)	**2.9**	(23.3)
		15.0	(23.3)
Share of associates' taxation	應佔聯營公司稅項	**20.5**	4.2
		35.5	(19.1)

No provision has been made for Hong Kong profits tax as the company and its subsidiaries in Hong Kong sustained losses for taxation purposes during the year.

由於本公司和本公司在香港的附屬公司於本年度為虧損(在稅務方面而言)，因此沒有對香港利得稅作出準備。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

8. TAXATION *(continued)* 8. 稅項 *(續)*

(b) Taxation payable in the balance sheets represents:

(b) 資產負債表內的稅項為：

		The group 本集團		The company 本公司	
		2001 二零零一年	2000 二零零零年	**2001 二零零一年**	2000 二零零零年
		$ Million 百萬元	*$ Million 百萬元*	***$ Million 百萬元***	*$ Million 百萬元*
Hong Kong profits tax	香港利得稅				
– tax recoverable	–可退回稅項	**–**	(4.8)	**–**	(4.8)
– balance of profits tax provision relating to prior years	–以往年度利得稅準備結餘	**2.9**	–	**–**	–
PRC taxation	中國稅項	**63.4**	53.4	**50.3**	41.0
		66.3	48.6	**50.3**	36.2

(c) There are no significant potential deferred tax liabilities for which provision has not been made.

(c) 財務報表內並無重大潛在遞延稅務負擔尚未準備。

9. LOSS ATTRIBUTABLE TO SHAREHOLDERS 9. 股東應佔虧損

The loss attributable to shareholders includes a loss of $557.6 million (2000: loss of $1,605.6 million) which has been dealt with in the financial statements of the company.

股東應佔虧損包括一筆已列入公司財務報表內為數557,600,000元之虧損(二零零零年：1,605,600,000元之虧損)。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

10. LOSS PER SHARE

(a) Basic loss per share

The calculation of basic loss per share is based on net loss for the year attributable to ordinary shareholders of $836.1 million (2000: $1,152.8 million) and on 555.2 million (2000: 507.9 million) ordinary shares, being the weighted average number of ordinary shares outstanding during the year.

(b) Diluted loss per share

There were no dilutive potential ordinary shares in existence during the years 2000 and 2001.

10. 每股虧損

(a) 每股基本虧損

每股基本虧損是按照836,100,000元（二零零零年：1,152,800,000元）的股東應佔虧損及本年度已發行普通股的加權平均數555,200,000股（二零零零年：507,900,000股）計算。

(b) 每股攤薄虧損

在二零零零年及二零零一年度均沒有潛在攤薄盈利的普通股。

11. CHANGES IN ACCOUNTING POLICIES

Goodwill

In prior years, positive or negative goodwill arising on acquisition of subsidiaries/associates/jointly controlled entities was eliminated against retained profits/accumulated losses or was credited to a capital reserve respectively in the year of acquisition. With effect from 1st January, 2001, in order to comply with Statement of Standard Accounting Practice 30 ("SSAP 30") issued by the Hong Kong Society of Accountants, the group adopted a new accounting policy for goodwill as set out in note 1(e).

11. 會計政策的修訂

商譽

以往年度，收購附屬公司／聯營公司／合營公司所產生的正商譽或負商譽分別與保留溢利／累計虧損抵銷或撥入資本儲備。由二零零一年一月一日起，為了符合香港會計師公會頒布的《會計實務準則》第30號（「第30號準則」），本集團採納了附註1(e)所述關於商譽的新會計政策。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

11. CHANGES IN ACCOUNTING POLICIES *(continued)*

Goodwill *(continued)*

As a result of the new accounting policy, the group's loss for the year has been increased by $4.7 million (2000: $Nil) and there is no change in the net assets as at the year end (2000: $Nil).

The group has taken advantage of the transitional provisions set out in paragraph 88 of SSAP 30 with the effect that the new accounting policy has been adopted prospectively and no adjustments have been made to the opening balance of retained profits/accumulated losses and reserves and comparative information. The directors consider that positive goodwill previously charged to retained profits had been fully impaired prior to 1st January, 2000. Accordingly, this change in accounting policy does not have any impact on the group's loss for the current or prior year and net assets at the current or prior year end.

11. 會計政策的修訂（續）

商譽（續）

由於採用這項新會計政策，本集團本年度的虧損增加了4,700,000元（二零零零年：無），年結時的資產淨值則維持不變（二零零零年：無）。

本集團依據第30號準則第88段所載的過渡性條文的規定，只是在未來的財政期間採用新會計政策，故沒有對保留溢利／累計虧損和儲備的期初結餘和比較資料作出調整。董事會認為以前年度記入保留溢利的正商譽已於二零零零年一月一日以前作全部耗蝕。因此，此新會計政策對本集團本年度或以前年度的虧損及本年度末或以前年末的資產淨值均無影響。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

12. FIXED ASSETS

12. 固定資產

(a) The group (a) 本集團

		Investment properties 投資物業 $ Million 百萬元	Properties held for own use 自用物業 $ Million 百萬元	Other fixed assets 其他固定資產 $ Million 百萬元	Total 總額 $ Million 百萬元
Cost or valuation:	**成本或估值：**				
At 1st January, 2001	於2001年1月1日	552.6	39.1	44.3	636.0
Exchange adjustments	滙兌調整	0.7	–	–	0.7
Additions	增置				
– through acquisition of a subsidiary	－透過收購附屬公司	–	–	0.3	0.3
– others	－其他	–	–	1.4	1.4
Transfer from properties held for sale	由作銷售用途物業轉入	1.9	–	–	1.9
Disposals	出售	(0.8)	–	(3.2)	(4.0)
Revaluation deficit	重估虧絀	(100.1)	–	–	(100.1)
At 31st December, 2001	**於2001年12月31日**	**454.3**	**39.1**	**42.8**	**536.2**
Representing:	**代表：**				
Cost	成本	–	39.1	42.8	81.9
Valuation – 2001	估值－2001年	454.3	–	–	454.3
		454.3	**39.1**	**42.8**	**536.2**
Aggregate depreciation:	**折舊總額：**				
At 1st January, 2001	於2001年1月1日	–	7.9	29.4	37.3
Through acquisition of a subsidiary	透過收購附屬公司	–	–	0.2	0.2
Charge for the year	本年度折舊	–	0.6	3.2	3.8
Impairment loss	耗蝕虧損	–	2.6	–	2.6
Written back on disposal	出售時撥回	–	–	(3.2)	(3.2)
At 31st December, 2001	**於2001年12月31日**	**–**	**11.1**	**29.6**	**40.7**
Net book value:	**賬面淨值：**				
At 31st December, 2001	**於2001年12月31日**	**454.3**	**28.0**	**13.2**	**495.5**
At 31st December, 2000	於2000年12月31日	552.6	31.2	14.9	598.7

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

12. FIXED ASSETS *(continued)*

12. 固定資產（續）

(b) The company (b) 本公司

		Investment properties 投資物業 $ Million 百萬元	Properties held for own use 自用物業 $ Million 百萬元	Other fixed assets 其他固定資產 $ Million 百萬元	Total 總額 $ Million 百萬元
Cost or valuation:	成本或估值：				
At 1st January, 2001	於2001年1月1日	14.3	30.8	31.1	76.2
Additions	增置	–	–	1.3	1.3
Disposals	出售	–	–	(0.6)	(0.6)
Revaluation deficit	重估虧絀	(1.5)	–	–	(1.5)
At 31st December, 2001	於2001年12月31日	**12.8**	**30.8**	**31.8**	**75.4**
Representing:	代表：				
Cost	成本	–	30.8	31.8	62.6
Valuation – 2001	估值－2001年	12.8	–	–	12.8
		12.8	**30.8**	**31.8**	**75.4**
Aggregate depreciation:	折舊總額：				
At 1st January, 2001	於2001年1月1日	–	7.0	23.0	30.0
Charge for the year	本年度折舊	–	0.5	2.6	3.1
Written back on disposal	出售時撥回	–	–	(0.6)	(0.6)
At 31st December, 2001	於2001年12月31日	**–**	**7.5**	**25.0**	**32.5**
Net book value:	賬面淨值：				
At 31st December, 2001	於2001年12月31日	**12.8**	**23.3**	**6.8**	**42.9**
At 31st December, 2000	於2000年12月31日	14.3	23.8	8.1	46.2

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

12. FIXED ASSETS *(continued)*

(c) Investment properties of the group and the company were revalued at 31st December, 2001 by an independent firm of surveyors, RHL Appraisal Limited, on an open market value basis calculated by reference to net rental income allowing for reversionary income potential. At the year end date, the legal title of certain investment properties situated in the PRC acquired from an associate in previous year amounting to $156.0 million (2000: $233.8 million) has not yet been formally transferred to the group.

(d) The group leases out investment properties under operating leases. The leases typically run for an initial period of up to 3 years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

The gross carrying amounts of investment properties of the group and the company held for use in operating leases were $454.3 million (2000: $552.6 million) and $12.8 million (2000: $14.3 million) respectively.

(e) At 31st December, 2001, the group and the company has pledged certain fixed assets having a net book value of approximately $250.9 million (2000: $Nil) and $36.1 million (2000: $Nil) respectively in accordance with the terms of the Guarantee and Debenture to provide security for the bank indebtedness and the FRNs.

12. 固定資產 *(續)*

(c) 本集團及本公司之投資物業已於二零零一年十二月三十一日經由獨立測量師行－永利行評值顧問有限公司進行重估。該測量師行是以租金收入淨額並且考慮到物業市場潛在租金變化作為計算公開市值的評估基準。於年結日，以往年度收購聯營公司位於國內的156,000,000元(二零零零年：233,800,000元)投資物業的法定所有權仍未正式轉入本集團。

(d) 本集團以經營租賃出租投資物業。這些租賃一般初步為期至最高三年，並且有權選擇在到期日後續期，屆時所有條款均可重新商定。各項經營租賃均不包含或有租金。

本集團及本公司用作經營租賃的投資物業的賬面總額分別為454,300,000元(二零零零年：552,600,000元)及12,800,000元(二零零零年：14,300,000元)。

(e) 於二零零一年十二月三十一日，本集團及本公司按擔保及債券條款，已分別將賬面淨值合共約250,900,000元(二零零零年：無)及36,100,000元(二零零零年：無)的固定資產作為銀行債務及浮息票據的抵押。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

12. FIXED ASSETS *(continued)*

12. 固定資產（續）

(f) The analysis of net book value of properties is as follows:

(f) 物業賬面淨值的分析如下：

The group 本集團

		2001 二零零一年		2000 二零零零年	
		Investment properties 投資物業 $ Million 百萬元	**Properties held for own use 自用物業 $ Million 百萬元**	Investment properties 投資物業 $ Million 百萬元	Properties held for own use 自用物業 $ Million 百萬元
In Hong Kong	在香港				
– medium-term leases	－中期租賃	**61.8**	**24.4**	66.3	27.5
Outside Hong Kong	在香港以外地區				
– long-term leases	－長期租賃	**–**	**0.9**	–	0.9
– medium-term leases	－中期租賃	**392.5**	**2.7**	486.3	2.8
		454.3	**28.0**	552.6	31.2

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

12. FIXED ASSETS *(continued)*

12. 固定資產（續）

(f) The analysis of net book value of properties is as follows: *(continued)*

(f) 物業賬面淨值的分析如下：*(續)*

The company

本公司

		2001 二零零一年		2000 二零零零年	
		Investment properties 投資物業 *$ Million 百萬元*	**Properties held for own use 自用物業 *$ Million 百萬元***	Investment properties 投資物業 *$ Million 百萬元*	Properties held for own use 自用物業 *$ Million 百萬元*
In Hong Kong	在香港				
– medium-term leases	一中期租賃	**12.8**	**20.6**	14.3	21.0
Outside Hong Kong	在香港以外地區				
– medium-term leases	一中期租賃	**–**	**2.7**	–	2.8
		12.8	**23.3**	14.3	23.8

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

13. PROPERTIES HELD FOR DEVELOPMENT

The properties held for development are in respect of the land use rights of the two medium-term leasehold land sites located at Jiangmen and Zhuhai in the PRC.

13. 作發展用途的物業

作發展用途的物業是兩幅位於中國江門及珠海以中期租賃持有土地的土地使用權。

		The group 本集團	
		2001 二零零一年 $ Million 百萬元	2000 二零零零年 $ Million 百萬元
At cost	按成本	**411.7**	411.7
Less: Impairment loss	減：耗蝕虧損	**(14.7)**	(14.7)
		397.0	397.0

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

14. GOODWILL

14. 商譽

		Positive goodwill 正商譽 $ Million 百萬元	Negative goodwill carried in reserves (note 27(a)) 撥入儲備的負商譽（附註27(a)） $ Million 百萬元
Cost:	**成本：**		
At 1st January, 2001	於二零零一年一月一日	–	175.7
Addition arising on acquisition of further interest in an associate	透過收購一間聯營公司權益的增置	4.7	–
31st December, 2001	二零零一年十二月三十一日	4.7	175.7
Accumulated amortisation:	**累計攤銷：**		
At 1st January, 2001	於二零零一年一月一日	–	–
Impairment loss	耗蝕虧損	4.7	–
31st December, 2001	二零零一年十二月三十一日	4.7	–
Carrying amount:	**賬面金額：**		
At 31st December, 2001	於二零零一年十二月三十一日	–	175.7
At 31st December, 2000	於二零零零年十二月三十一日	–	175.7

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

15. INVESTMENTS IN SUBSIDIARIES

15. 於附屬公司的投資

		2001 **二零零一年** ***$ Million*** ***百萬元***	2000 二零零零年 *$ Million* *百萬元*
Unlisted shares, at cost	非上市股份，按成本	**20.1**	20.0
Capital contributions, at cost	資本投入，按成本	**125.8**	125.8
Less: Impairment loss	*減*：耗蝕虧損	**(129.8)**	(39.2)
		16.1	106.6
Amounts due from subsidiaries	應收附屬公司款項	**2,141.1**	1,775.2
Less: Provision	*減*：準備	**(1,466.1)**	(842.1)
		691.1	1,039.7
Amounts due to subsidiaries	應付附屬公司款項	**(322.5)**	(547.6)
		368.6	492.1

The balances with subsidiaries are unsecured and not expected to be settled within one year.

與附屬公司的結餘並無抵押，並不預期可於一年內結算。

Details of the subsidiaries are set out on pages 156 to 159.

附屬公司詳情列於第156頁至第159頁。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

16. INTEREST IN ASSOCIATES

16. 聯營公司權益

		The group 本集團		The company 本公司	
		2001 二零零一年	2000 二零零零年	**2001 二零零一年**	2000 二零零零年
		$ Million 百萬元	*$ Million 百萬元*	***$ Million 百萬元***	*$ Million 百萬元*
Unlisted shares, at cost	非上市股份，按成本	**–**	–	**153.3**	153.3
Capital contributions	資本投入	**–**	–	**21.8**	321.8
		–	–	**175.1**	475.1
Share of net (deficits)/ assets	應佔（虧絀）／資產淨值	**(513.2)**	82.0	**–**	–
Amounts due from associates	應收聯營公司款項	**2,605.7**	2,290.6	**2,006.5**	1,745.2
Loans to associates	聯營公司之貸款	**–**	530.3	**–**	284.9
Less: Impairment loss	減：耗蝕虧損	**(22.8)**	(22.8)	**(656.3)**	(428.2)
		2,069.7	2,880.1	**1,525.3**	2,077.0
Amounts due to associates	應付聯營公司款項	**(37.7)**	(37.9)	**(37.7)**	(34.5)
		2,032.0	2,842.2	**1,487.6**	2,042.5

The balances with associates are unsecured and not expected to be settled within one year.

與聯營公司的結餘並無抵押，並不預期可於一年內結算。

The balance of amounts due from associates includes $50.0 million (2000: $486.1 million) which is interest-bearing.

應收聯營公司結餘包括50,000,000元（二零零零年：486,100,000元）為帶息款項。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

16. INTEREST IN ASSOCIATES *(continued)*

16. 聯營公司權益（續）

(a) The group is involved in various PRC infrastructure, property investment and development projects through its interest in associates. Listed below are the material associates and their principal activities.

(a) 本集團透過在聯營公司的權益參與多項中國基建、物業投資及發展工程。下列為部分該等主要聯營公司及其主要業務。

Associate 聯營公司	% interest attributable to the group 本集團應佔權益百分率	Principal activities 主要業務	Share of net assets/(deficits) 應佔資產／(虧絀)淨值 $ Million 百萬元	Net amounts due from associates, after provisions 應收聯營公司款項淨額 $ Million 百萬元	2001 Total 二零零一年總額 $ Million 百萬元	2000 Total 二零零零年總額 $ Million 百萬元
Hainan Yangpu Land Development Company Limited ("HYLD")	30%	HYLD is constructing infrastructure facilities in the Hainan Yangpu Economic Development Zone and has development rights for approximately 30 sq km of land. The infrastructure facilities have been substantially completed and the usable land sites are being marketed for sale to investors planning to set up business in the zone.	(4.3)	4.3	–	334.7
海南洋浦土地開發有限公司（「海南洋浦」）		海南洋浦正在海南洋浦經濟開發區進行基建項目建設，並擁有約三十平方公里土地的開發權。基建設施已大致完成，而可使用土地現正供市場銷售予計劃在區內設立業務的投資者。				

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

16. INTEREST IN ASSOCIATES *(continued)*

16. 聯營公司權益（續）

Associate 聯營公司	% interest attributable to the group 本集團應佔權益百分率	Principal activities 主要業務	Share of net assets/ (deficits) 應佔資產／(虧絀)淨值 $ Million 百萬元	Net amounts due from associates, after provisions 應收聯營公司款項淨額 $ Million 百萬元	2001 Total 二零零一年總額 $ Million 百萬元	2000 Total 二零零零年總額 $ Million 百萬元
Karbony Investment Limited ("Karbony")	40%	Karbony holds a commercial, residential and retail complex, Shun Hing Square, in Shenzhen, for investment and resale purposes. Karbony在深圳擁有一座商住及商場綜合大樓－信興廣場，作投資及轉售用途。	(197.8)	848.0	650.2	904.9
Hong Kong Construction SMC Development Limited ("SMC") 香港建設蜆壳發展有限公司（「蜆壳」）	40%	SMC holds a commercial, residential and retail complex, CITIC Plaza, in Guangzhou, for investment and resale purposes. 蜆壳在廣州擁有一座商住及商場綜合大樓－中信廣場，作投資及轉售用途。	197.6	108.8	306.4	455.5

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

16. INTEREST IN ASSOCIATES *(continued)*

16. 聯營公司權益 *（續）*

Associate 聯營公司	% interest attributable to the group 本集團應佔權益百分率	Principal activities 主要業務	Share of net assets/(deficits) 應佔資產／(虧絀)淨值 $ Million 百萬元	Net amounts due from associates, after provisions 應收聯營公司款項淨額 $ Million 百萬元	2001 Total 二零零一年總額 $ Million 百萬元	2000 Total 二零零零年總額 $ Million 百萬元
Yangpu Power (HK) Co. Limited ("YPHK")	–	YPHK operated a 314-megawatt electricity power generating station in Hainan in previous years. During the year, YPHK disposed of the power plant to an unrelated third party and the group increased its interest in YPHK to 100%.	–	–	–	585.2
洋浦電力(香港)有限公司(「洋浦電力」)		洋浦電力在以往年度在海南經營一所314兆瓦的發電站。於年內，洋浦電力出售發電廠予一非關連第三者，使本集團於洋浦電力的權益增加至100%。				
Hong Kong Construction Kam Lung Limited ("Kam Lung")	50%	Kam Lung has a 40% interest in the Palace Hotel in Beijing.*	(50.6)	466.8	416.2	402.5
		Kam Lung擁有北京王府飯店40%的權益。*				

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

16. INTEREST IN ASSOCIATES *(continued)*

16. 聯營公司權益（續）

Associate 聯營公司	% interest attributable to the group 本集團應佔權益百分率	Principal activities 主要業務	Share of net assets/(deficits) 應佔資產／(虧絀)淨值 $ Million 百萬元	Net amounts due from associates, after provisions 應收聯營公司款項淨額 $ Million 百萬元	2001 Total 二零零一年總額 $ Million 百萬元	2000 Total 二零零零年總額 $ Million 百萬元
Dorboy Investment Limited ("Dorboy") 禧發投資有限公司（「禧發」）	50%	Dorboy developed the Shenzhen Jing Guang Centre for investment and resale purposes. 禧發已發展深圳京廣中心，作投資及轉售用途。	(277.1)	399.4	122.3	197.0
Right Choice International Limited ("Right Choice")	27.5%	Right Choice holds the office and apartment sections of the Beijing Jing Guang Centre. Right Choice擁有北京京廣中心辦工及公寓大樓。	(39.0)	244.4	205.4	195.8
Quick Wealth Investments Limited ("Quick Wealth") 快富投資有限公司（「快富」）	50%	Quick Wealth holds 64% interest of the hotel section of the Beijing Jing Guang Centre. 快富擁有北京京廣中心酒店物業64%的權益。	(167.7)	429.5	261.8	278.5

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

16. INTEREST IN ASSOCIATES *(continued)*

16. 聯營公司權益（續）

Associate 聯營公司	% interest attributable to the group 本集團應佔權益百分率	Principal activities 主要業務	Share of net assets/ (deficits) 應佔資產／(虧絀)淨值 $ Million 百萬元	Net amounts due from associates, after provisions 應收聯營公司款項淨額 $ Million 百萬元	2001 Total 二零零一年總額 $ Million 百萬元	2000 Total 二零零零年總額 $ Million 百萬元
Others 其他			25.7	139.0	164.7	159.7
Total balance at 31st December 於十二月三十一日結餘總額			(513.2)	2,640.2	2,127.0	3,513.8
Receivable included under current assets *(note 21)* 流動資產包括的應收款項（*附註21*）			-	(95.0)	(95.0)	(671.6)
			(513.2)	2,545.2	2,032.0	2,842.2

* During the year ended 31st December, 2000, approval was obtained from the PRC authorities to convert the Palace Hotel Co. Limited from an equity joint venture enterprise to a co-operative joint venture and to extend the operations licence period from 17 years to 48 years ending on 11th November, 2033, subject to certain conditions precedent. The extension of the operation licence period was obtained during 2001. On 5th December, 2000, the company entered into a conditional sale and purchase agreement with the fellow shareholder of Kam Lung to dispose of 5% of its interest in Kam Lung to the fellow shareholder. As at the year end date, all the conditions to the sale and purchase agreement have not been fulfilled and therefore the disposal has not been accounted for in these financial statements. No loss is anticipated to arise from this partial disposal of the group's interest in Kam Lung.

* 本年度內，中國有關當局已經批准王府飯店有限公司由一家合資經營企業轉為合作經營企業，並將其經營牌照的期限由17年延長至於二零三三年十一月十一日止的48年，唯須符合某些先決條件。經營牌照的期限已於二零零一年間獲准延長。於二零零零年十二月五日，本公司與Kam Lung的共同股東簽訂了一份有條件買賣協議，以出售於Kam Lung的5%權益予共同股東。於年結日，有關方仍未符合買賣協議的所有條件，故出售項目並未記入財務報表內。董事會預期，出售本集團於Kam Lung的部分權益不會出現任何虧損。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

16. INTEREST IN ASSOCIATES *(continued)*

16. 聯營公司權益 *(續)*

(b) Additional information in respect of certain of the group's material associates listed above is given as follows:

(b) 若干以上所列本集團主要聯營公司的額外資料如下：

		Karbony		SMC 蜆壳		YPHK 洋浦電力
		2001 二零零一年	2000 二零零零年	**2001** 二零零一年	2000 二零零零年	2000 二零零零年
		$ Million 百萬元	*$ Million* 百萬元	***$ Million*** 百萬元	*$ Million* 百萬元	*$ Million* 百萬元
Profit and loss account	**損益表**					
Turnover	營業額	**71.3**	197.4	**112.2**	266.6	3.4
(Loss)/profit attributable to shareholders	股東應佔(虧損)/溢利	**(89.0)**	(201.3)	**(144.9)**	45.9	(1,318.9)
Balance sheet	**資產負債表**					
Non-current assets	非流動資產					
Investment properties	投資物業	**923.8**	988.2	**1,936.8**	2,008.1	-
Power plant	發電廠	**-**	-	**-**	-	923.5
Others	其他	**294.3**	293.4	**49.8**	76.4	-
		1,218.1	1,281.6	**1,986.6**	2,084.5	923.5
Current assets	流動資產	**108.5**	292.7	**1,088.4**	407.3	102.0
Current liabilities	流動負債	**(325.5)**	(397.8)	**(1,326.4)**	(362.0)	(423.3)
Non-current liabilities	非流動負債	**(1,075.3)**	(1,162.2)	**(1,218.8)**	(1,229.7)	(2,373.8)
Net (liabilities)/assets	淨(負債)／資產	**(74.2)**	14.3	**529.8**	900.1	1,771.6
Contingent liabilities	或有負債	**-**	46.0	**-**	-	990.0

During the year, YPHK became a subsidiary of the group after the disposal of its power plant to an unrelated third party.

本年度內，在出售發電廠予一非關連第三者後，洋浦電力成為本集團的附屬公司。

Other details of the associates are set out on pages 160 to 162.

聯營公司其他詳情載於第160頁至第162頁。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

17. INTEREST IN JOINTLY CONTROLLED ENTITIES 17. 合營公司權益

		The group 本集團		The company 本公司	
		2001 二零零一年 $ Million 百萬元	2000 二零零零年 $ Million 百萬元	**2001 二零零一年 $ Million 百萬元**	2000 二零零零年 $ Million 百萬元
Share of net deficits	應佔虧絀	**(193.3)**	(9.2)	**-**	-
Capital contribution, at cost	資本投入，按成本	**-**	-	**96.8**	96.8
Amounts due from jointly controlled entities	應收合營公司款項	**342.8**	277.0	**329.3**	262.1
Less: Impairment loss	減：耗蝕虧損	**-**	-	**(297.4)**	(173.0)
		149.5	267.8	**128.7**	185.9
Amounts due to jointly controlled entities	應付合營公司款項	**(11.9)**	(92.9)	**-**	(82.1)
		137.6	174.9	**128.7**	103.8

The balance with jointly controlled entities are unsecured and not expected to be settled within one year.

與合營公司結餘並無抵押，並不預期可於一年內結算。

The balance of amounts due from jointly controlled entities includes $193.3 million (2000: $162.5 million) which is interest-bearing.

應收合營公司款項結餘包括193,300,000元（二零零零年：162,500,000元）為帶息款項。

Details of the jointly controlled entities are set out on pages 163 to 164.

合營公司的詳情載於第163頁至第164頁。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

18. OTHER NON-CURRENT FINANCIAL ASSETS

18. 其他非流動財務資產

		The group 本集團		The company 本公司	
		2001 二零零一年	2000 二零零零年	**2001 二零零一年**	2000 二零零零年
		$ Million 百萬元	*$ Million 百萬元*	***$ Million 百萬元***	*$ Million 百萬元*
Non-trading securities – equity securities	**非買賣證券－股本證券**				
Unlisted	非上市	**12.7**	13.5	**12.7**	13.5
Listed in Hong Kong	在香港上市	**9.4**	12.4	**0.7**	0.7
		22.1	25.9	**13.4**	14.2
Market value of listed securities	上市證券市值	**9.4**	12.4	**0.7**	0.7

19. PROPERTIES HELD FOR SALE

19. 作銷售用途的物業

Included in properties held for sale are amounts of $123.0 million (2000: $198.6 million), stated net of a general provision, made in order to state these properties at the lower of their cost and estimated net realisable value.

作銷售用途的物業包括已扣除一般準備的物業123,000,000元（二零零零年：198,600,000元），以求按成本或估計可變現淨值兩者中的較低數額列示這些物業。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

20. TRADING SECURITIES

20. 作買賣用途的證券

		The group 本集團		The company 本公司	
		2001 二零零一年 $ Million 百萬元	2000 二零零零年 $ Million 百萬元	**2001 二零零一年 $ Million 百萬元**	2000 二零零零年 $ Million 百萬元
Equity securities listed in Hong Kong (at market value)	在香港上市的股本證券（按市值）	**0.3**	0.3	**-**	-

21. TRADE AND OTHER RECEIVABLES

21. 應收賬款及其他應收款

		The group 本集團		The company 本公司	
		2001 二零零一年 $ Million 百萬元	2000 二零零零年 $ Million 百萬元	**2001 二零零一年 $ Million 百萬元**	2000 二零零零年 $ Million 百萬元
Gross amount due from customers for contract work *(note 22)*	應收客戶合約工程總額 *（附註22）*	**268.2**	139.8	**89.2**	45.5
Amounts due from associates *(note 16(a))*	應收聯營公司款項 *（附註16(a)）*	**95.0**	671.6	**95.0**	671.6
Debtors, deposits and prepayments	應收賬款、按金及預付款	**622.7**	955.4	**511.1**	759.7
		985.9	1,766.8	**695.3**	1,476.8

The balance of amounts due from associates is unsecured and non-interest bearing (2000: included $576.6 million which was interest-bearing).

應收聯營公司款項結餘並無抵押及為不帶息款項（二零零零年：包括576,600,000元為帶息款項）。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

21. TRADE AND OTHER RECEIVABLES *(continued)*

21. 應收賬款及其他應收款 *(續)*

Included in trade and other receivables are trade debtors and bills receivable (net of specific provisions for bad and doubtful debts) with the following ageing analysis:

應收賬款及其他應收款包括應收賬款(已扣除呆壞賬特別準備),其賬齡分析如下:

		The group 本集團		The company 本公司	
		2001 二零零一年	2000 二零零零年	**2001 二零零一年**	2000 二零零零年
		$ Million 百萬元	*$ Million 百萬元*	***$ Million 百萬元***	*$ Million 百萬元*
0 to less than 2 months	零至少於2個月	**186.7**	180.0	**176.8**	166.2
2 to less than 6 months	2至少於6個月	**23.8**	51.7	**23.7**	47.1
6 to less than 12 months	6至少於12個月	**14.2**	109.6	**12.7**	99.6
12 months and more	超過12個月	**106.3**	134.9	**100.1**	92.5
		331.0	476.2	**313.3**	405.4
Retention monies receivable due within one year	一年內到期應收保留款額	**103.4**	132.3	**103.4**	132.3
		434.4	608.5	**416.7**	537.7

The group's credit terms for contracting business are negotiated with and entered into under normal commercial terms with its trade customers. Interim applications for progress payments in construction contracts are normally on a monthly basis and settled within one month with retention monies withheld but released on the issuance of relevant certificates.

本集團建築合約業務的信貸條件是按照一般商業條件與客戶商議及簽定,建築合約之中期工程賬款申請一般是按月計算,扣除保留款額後,並於一個月內結算,而保留款額則留待有關證明書簽發後發還。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

22. CONSTRUCTION CONTRACTS

22. 建築合約

		Gross amount due from customers for contract work 應收客戶合約工程總額 $ Million 百萬元	Gross amount due to customers for contract work 應付客戶合約工程總額 $ Million 百萬元	Total 總額 $ Million 百萬元
The group	**本集團**			
Aggregate amount of costs incurred plus recognised profits less recognised losses to date	累計成本加已確認溢利及扣除已確認虧損	1,259.1	1,379.3	2,638.4
Progress payments received and receivable	已收及應收進度付款	(990.9)	(1,543.5)	(2,534.4)
At 31st December, 2001	**於2001年12月31日**	**268.2**	**(164.2)**	**104.0**
At 31st December, 2000	於2000年12月31日	139.8	(150.4)	(10.6)
The company	**本公司**			
Aggregate amount of costs incurred plus recognised profits less recognised losses to date	累計成本加已確認溢利及扣除已確認虧損	956.0	1,370.4	2,326.4
Progress payments received and receivable	已收及應收進度付款	(866.8)	(1,530.2)	(2,397.0)
At 31st December, 2001	**於2001年12月31日**	**89.2**	**(159.8)**	**(70.6)**
At 31st December, 2000	於2000年12月31日	45.5	(150.4)	(104.9)

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

22. CONSTRUCTION CONTRACTS (continued)

Included in the gross amount due from customers for construction contracts of the group is $179.0 million (2000: $94.3 million) relating to contract work of which one of the company's subsidiaries is a sub-contractor. The subsidiary has during the year submitted claims to the employer, which is one of the group's jointly controlled entities, in respect of the work in progress. The claims are currently disputed by the employer principally on the basis that certain contra charges have yet to be agreed. Advances received from the employer amounted to $181.0 million as at 31st December, 2001 (2000: $54.8 million). No counterclaim from the employer has been received by the subsidiary up to the date of approval of these financial statements. The construction contracts were substantially completed during the year and the matter has subsequent to the year end been placed under arbitration.

Based on legal advice, the directors are confident that the subsidiary will succeed in its claims and accordingly, the gross amount due from customers for contract work of $179.0 million will be recovered in full and no provision is considered necessary in this respect.

22. 建築合約（續）

本集團應收客戶合約工程總額包括179,000,000元（二零零零年：94,300,000元）就本公司一間附屬公司作為分包商的建築合約。於年度內，該附屬公司已就此應收合約工程款向其僱主提出索償要求。該僱主為本集團一間合營公司。該僱主主要因若干對沖費用未能達成協議而現正對該索償要求作出爭論。於二零零一年十二月三十一日，已收該僱主預付款共181,000,000元（二零零零年：54,800,000元）。直至本財務報表核准通過日為止，該附屬公司並未收到其僱主提出反索償要求。該份建築合約已於本年度大部份完成，而此索償要求已於年結後進行仲裁。

根據法律意見，董事會有信心該附屬公司將能成功取得索償。據此，合共179,000,000元的應收客戶合約工程總額將能全數收回，並毋須為此提取準備。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

22. CONSTRUCTION CONTRACTS *(continued)*

22. 建築合約（續）

In respect of construction contracts in progress at the balance sheet date, the amount of retention receivable from customers recorded within the following categories is detailed below:

於結算日的在建工程合約，記入下列類別的應收客戶保留款額的詳情如下：

		The group 本集團		The company 本公司	
		2001 二零零一年 *$ Million 百萬元*	2000 二零零零年 *$ Million 百萬元*	**2001 二零零一年 *$ Million 百萬元***	2000 二零零零年 *$ Million 百萬元*
Non-current receivables	非流動應收款	**48.3**	54.2	**48.3**	54.2
Amounts due from jointly controlled entities	應收合營公司款項	**13.6**	13.6	**–**	–
		61.9	67.8	**48.3**	54.2

23. CASH AND CASH EQUIVALENTS

23. 現金及現金等價物

		The group 本集團		The company 本公司	
		2001 二零零一年 *$ Million 百萬元*	2000 二零零零年 *$ Million 百萬元*	**2001 二零零一年 *$ Million 百萬元***	2000 二零零零年 *$ Million 百萬元*
Deposits with banks and other financial institutions	銀行及其他財務機構存款	**23.9**	–	**10.0**	–
Cash at bank and in hand	銀行存款及現金	**409.3**	69.8	**280.9**	17.7
		433.2	69.8	**290.9**	17.7

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

24. PLEDGED DEPOSITS

(a) At 31st December, 2001, deposits of the group and the company included amounts of $18.9 million (2000: $17.2 million) and $6.1 million (2000: $6.1 million) respectively pledged to certain banks to secure banking facilities granted to certain buyers of properties of the group and its associates to the extent of $63.9 million (2000: $119.6 million) and $27.2 million (2000: $83.7 million) respectively.

(b) At 31st December, 2001, pledged deposits of the group and the company were used to secure bank loans of the group and the company which were included under current liabilities.

24. 抵押存款

(a) 於二零零一年十二月三十一日，本集團及本公司分別將合共18,900,000元（二零零零年：17,200,000元）及6,100,000元（二零零零年：6,100,000元）的存款抵押予若干銀行，作為授予本集團及聯營公司部分物業買方分別達63,900,000元（二零零零年：119,600,000元）及27,200,000元（二零零零年：83,700,000元）銀行貸款的抵押。

(b) 於二零零一年十二月三十一日，本集團及本公司的抵押存款是用作抵押本集團及本公司包括在流動負債的銀行貸款。

25. TRADE AND OTHER PAYABLES

25. 應付賬款及其他應付款

		The group 本集團		The company 本公司	
		2001 二零零一年 *$ Million* 百萬元	2000 二零零零年 *$ Million* 百萬元	**2001 二零零一年 *$ Million* 百萬元**	2000 二零零零年 *$ Million* 百萬元
Advances received from a jointly controlled entity	已收合營企業預付款	**181.0**	54.8	**–**	–
Creditors and accrued expenses	應付賬款及應計費用	**982.2**	1,129.4	**837.1**	882.4
Gross amount due to customers for contract work *(note 22)*	應付客戶合約工程總額 *(附註22)*	**164.2**	150.4	**159.8**	150.4
Other loans *(note 29)*	其他貸款 *(附註29)*	**120.0**	151.6	**120.0**	151.6
		1,447.4	1,486.2	**1,116.9**	1,184.4

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

25. TRADE AND OTHER PAYABLES (continued)

25. 應付賬款及其他應付款（續）

Included in trade and other payables are trade creditors and bills payable with the following ageing analysis:

應付賬款及其他應付款包括應付賬款及應付票據，其賬齡分析如下：

		The group 本集團		The company 本公司	
		2001 二零零一年 $ Million 百萬元	2000 二零零零年 $ Million 百萬元	**2001 二零零一年 $ Million 百萬元**	2000 二零零零年 $ Million 百萬元
0 to less than 2 months	零至少於2個月	**130.1**	242.0	**118.4**	101.5
2 to less than 6 months	2至少於6個月	**16.7**	98.3	**16.7**	98.3
6 to less than 12 months	6至少於12個月	**30.7**	11.9	**30.7**	11.9
12 months and more	超過12個月	**25.5**	10.9	**20.3**	10.9
		203.0	363.1	**186.1**	222.6
Retention monies payable due within one year	一年內到期應付保留款額	**83.2**	165.8	**83.2**	165.8
		286.2	528.9	**269.3**	388.4

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

26. SHARE CAPITAL

26. 股本

		2001 二零零一年		2000 二零零零年	
		No. of share 股份數目	**$ Million 百萬元**	No. of share 股份數目	$ Million 百萬元
Authorised:	***法定：***				
Ordinary shares of $1 each	每股面值港幣1元的普通股	**800,000,000**	**800.0**	800,000,000	800.0
Issued and fully paid:	***已發行及繳足：***				
At 1st January	於1月1日	**507,853,996**	**507.9**	507,853,996	507.9
Shares issued according to share placing and underwriting agreement	根據股份配售及包銷協議發行的股份	**65,000,000**	**65.0**	–	–
Shares issued according to the share subscription agreement	根據股份認購協議計劃發行的股份	**35,000,000**	**35.0**	–	–
At 31st December	於12月31日	**607,853,996**	**607.9**	507,853,996	507.9

On 13th June, 2001, the company entered into:

(a) a share subscription agreement with Shanghai Construction (Group) General Co ("SCG") under which SCG conditionally agreed to subscribe for 35,000,000 new ordinary shares of the company at the price of $1.12 per share; and

(b) a share placing and underwriting agreement with BNP Paribas Peregrine Securities Ltd ("BNP") under which BNP conditionally agreed to place 65,000,000 new ordinary shares of the company with independent placees at the price of $1.12 per share on a fully underwritten basis.

65,000,000 and 35,000,000 new ordinary shares were allotted on 5th and 26th July, 2001 respectively.

於二零零一年六月十三日，本公司分別：

(a) 與上海建工（集團）總公司（「上海建工」）訂立股份認購協議；據此，上海建工有條件地同意以每股作價1.12元，認購35,000,000股本公司新股；及

(b) 與法國巴黎百富勤證券有限公司（「百富勤」）訂立股份配售及包銷協議，據此，百富勤有條件地同意按全數包銷基準向獨立承配人配售65,000,000股新股份每股作價1.12元。

65,000,000及35,000,000股新普通股股份已分別於二零零一年七月五日及二十六日予以分配。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

26. SHARE CAPITAL *(continued)*

The company has a share option scheme which was adopted in previous years whereby the directors of the company are authorised, at their discretion, to invite employees of the group, including directors of any company in the group, to take up options to subscribe for share of the company. At 31st December, 2001, the outstanding options were:

26. 股本（續）

以往年度，本公司採納了一項認股權計劃。根據這項計劃，本公司董事會可以自行酌情邀請本集團的僱員，包括任何本集團之公司董事，認購本公司認股權。於二零零一年十二月三十一日，尚未行使的認股權如下：

Date option granted 賦予日期	Period during which options exercisable 可行使認股權期間	Exercise price 行使價格	Number of options outstanding 年末未行使認股權數目 2001 二零零一年	 2000 二零零零年
20th May, 1998 1998年5月20日	20th November, 1998 to 19th May, 2005 1998年11月20日至2005年5月19日	$3.48	20,520,000	26,920,000
18th June, 1998 1998年6月18日	18th December, 1998 to 18th June, 2005 1998年12月18日至2005年6月18日	$2.29	4,950,000	8,950,000
28th September, 1998 1998年9月28日	28th March, 1999 to 28th September, 2005 1999年3月28日至2005年9月28日	$1.48	6,000,000	7,500,000
12th June, 1999 1999年6月12日	12th December, 1999 to 12th June, 2006 1999年12月12日至2006年6月12日	$2.94	–	500,000

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

27. RESERVES

27. 儲備

		Share premium 股份溢價 $ Million 百萬元	Capital redemption reserve 資本贖回儲備 $ Million 百萬元	Capital reserve 資本儲備 $ Million 百萬元	Exchange reserve 匯兌儲備 $ Million 百萬元	Revaluation reserves 重估儲備: Investment properties 投資物業 $ Million 百萬元	Revaluation reserves 重估儲備: Investment in non-trading securities 非買賣證券投資 $ Million 百萬元	(Accumulated losses)/retained profits (累計虧損)／保留溢利 $ Million 百萬元	Total 總額 $ Million 百萬元
(a) The group	**(a) 本集團**								
At 1st January, 2000	於2000年1月1日	1,361.4	14.6	475.7	(8.4)	58.2	(16.3)	905.8	2,791.0
Exchange differences on translation of financial statements of foreign entities	海外公司財務報表的換算匯兌差額	-	-	-	(4.6)	-	-	-	(4.6)
Revaluation deficits for the year	本年度重估虧絀	-	-	-	-	(33.3)	(5.7)	-	(39.0)
Realisation on disposal	出售變現	-	-	-	-	(13.0)	5.4	-	(7.6)
Loss for the year	本年度虧損	-	-	-	-	-	-	(1,152.8)	(1,152.8)
At 31st December, 2000	於2000年12月31日	1,361.4	14.6	475.7	(13.0)	11.9	(16.6)	(247.0)	1,587.0
At 1st January, 2001	於2001年1月1日	1,361.4	14.6	475.7	(13.0)	11.9	(16.6)	(247.0)	1,587.0
Exchange differences on translation of financial statements of foreign entities	海外公司財務報表的換算匯兌差額	-	-	-	0.1	-	-	-	0.1
Write off during the year	本年度註銷	-	-	(300.0)	-	-	-	-	(300.0)
Revaluation deficits for the year	本年度重估虧絀	-	-	-	-	(24.6)	(3.8)	-	(28.4)
Impairment loss transferred to profit and loss account	轉出損益表的耗蝕虧損	-	-	-	-	-	20.0	-	20.0
Realisation on disposal	出售變現	-	-	-	(2.4)	19.0	-	-	16.6
Shares issued	發行股票	8.2	-	-	-	-	-	-	8.2
Loss for the year	本年度虧損	-	-	-	-	-	-	(836.1)	(836.1)
At 31st December, 2001	**於2001年12月31日**	**1,369.6**	**14.6**	**175.7**	**(15.3)**	**6.3**	**(0.4)**	**(1,083.1)**	**467.4**

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

27. RESERVES *(continued)*

Included in the opening balance of capital reserve of the group and the company is an amount of $300.0 million (2000: $300.0 million), being the unrealised gain on subscription of land for shares in an associate. During 1993 the company, together with other joint venture partners, set up an associate in the PRC, Hainan Yangpu Land Development Co Ltd ("HYLD"), for the development of the Hainan Yangpu Economic Zone ("the Zone"). The paid up capital of HYLD is $1 billion and the company has a 30% interest which was satisfied by way of a transfer of the rights in the development of the Zone originally vested with the company to HYLD. As a result, an unrealised gain of $300.0 million was created and included in capital reserves and will be realised if and when the group's interest in HYLD is disposed of to third parties. During the year, the directors have re-assessed the recoverability of the group's investment in HYLD and consider it appropriate to make full provision in this respect due to the slow down of the development of the Zone.

Included in the figure of investment properties revaluation deficits for the year of $24.6 million (2000: $33.3 million) are $0.9 million (2000: $37.8 million) attributable to associates.

Included in the figure for the accumulated losses is an amount of $636.5 million (2000: $421.0 million) being attributable to associates; and an amount of $293.8 million (2000: $108.9 million) being attributable to jointly controlled entities.

27. 儲備 *(續)*

本集團及本公司資本儲備期初結餘中包括以土地換購聯營公司股份的未變現收益300,000,000元(二零零零年:300,000,000元)。一九九三年間,本公司連同其他合營夥伴,在國內成立了一家聯營公司-海南洋浦土地開發有限公司(「洋浦土地」)以發展海南洋浦經濟開發區。洋浦土地的實繳資本為1,000,000,000元,本公司所佔權益為30%,是以轉讓本公司原先授予洋浦土地的洋浦區開發權的方式注資。因此資本儲備項內已記入300,000,000元的未變現收益。這項收益將會在本集團將在洋浦土地的權益售予第三方時確認。本年度,經重新評核後,董事會認為由於該開發區的發展放緩,對集團於洋浦土地的投資作全數準備是適當的。

本年度投資物業的重估虧絀24,600,000元(二零零零年:33,300,000元)包括應佔聯營公司重估虧絀900,000元(二零零零年:37,800,000元)。

累計虧損中包括應佔聯營公司累計虧損636,500,000元(二零零零年:421,000,000元)及應佔合營公司累計虧損293,800,000元(二零零零年:108,900,000元)。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

27. RESERVES *(continued)*

27. 儲備（續）

		Share premium 股份溢價 $ Million 百萬元	Capital redemption reserve 資本贖回儲備 $ Million 百萬元	Capital reserve 資本儲備 $ Million 百萬元	Revaluation reserves 重估儲備: Investment properties 投資物業 $ Million 百萬元	Revaluation reserves 重估儲備: Investment in non-trading securities 非買賣證券投資 $ Million 百萬元	(Accumulated losses)/ retained profits (累計虧損)/保留溢利 $ Million 百萬元	Total 總額 $ Million 百萬元
(b) The company	(b) 本公司							
At 1st January, 2000	於2000年1月1日	1,361.4	14.6	300.0	3.2	(10.9)	547.3	2,215.6
Revaluation deficits	重估虧絀	-	-	-	(2.2)	(1.8)	-	(4.0)
Loss for the year	本年度虧損	-	-	-	-	-	(1,605.6)	(1,605.6)
At 31st December, 2000	於2000年12月31日	1,361.4	14.6	300.0	1.0	(12.7)	(1,058.3)	606.0
At 1st January, 2001	於2001年1月1日	1,361.4	14.6	300.0	1.0	(12.7)	(1,058.3)	606.0
Write off during the year	本年度註銷	-	-	(300.0)	-	-	-	(300.0)
Revaluation deficits for the year	本年度重估虧絀	-	-	-	(1.0)	(0.8)	-	(1.8)
Impairment loss transferred to profit and loss account	轉出損益表的耗蝕虧損	-	-	-	-	13.1	-	13.1
Shares issued	發行股票	8.2	-	-	-	-	-	8.2
Loss for the year	本年度虧損	-	-	-	-	-	(557.6)	(557.6)
At 31st December, 2001	**於2001年12月31日**	**1,369.6**	**14.6**	**-**	**-**	**(0.4)**	**(1,615.9)**	**(232.1)**

At 31st December, 2001, the aggregate amount of reserves available for distribution to shareholders of the company was $Nil (2000: $Nil).

於二零零一年十二月三十一日，沒有儲備可供分配予本公司股東（二零零零年：無）。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

27. RESERVES *(continued)*

(c) The applications of the share premium account and capital redemption reserve account are governed by sections 48B and 49H of the Hong Kong Companies Ordinance respectively.

The capital reserve (except for the amount of $300.0 million mentioned above), exchange reserve and revaluation reserves have been set up and will be dealt with in accordance with the accounting policies adopted for negative goodwill arising on subsidiaries, associates and jointly controlled entities, foreign currency translation and the revaluation of investment properties and investment in non-trading securities (note 1).

27. 儲備 *(續)*

(c) 股份溢價賬和資本贖回儲備賬的應用是分別受香港《公司條例》第48B條和第49H條所管轄。

本公司已經設立了資本儲備(以上所提及的300,000,000元數額除外)、滙兑儲備及重估儲備,並將會根據就附屬公司、聯營公司及合營公司所產生負商譽、外幣換算及重估投資物業和非買賣證券所採用的會計政策(附註1)處理這些儲備。

28. MINORITY INTERESTS

28. 少數股東權益

Minority interests are analysed as follows:

少數股東權益的分析如下:

		2001 **二零零一年** ***$ Million*** ***百萬元***	2000 二零零零年 *$ Million* *百萬元*
Minorities' share of net deficits	少數股東應佔虧絀淨額	**(110.5)**	(110.5)
Loans from minority shareholders	少數股東貸款	**189.6**	177.4
		79.1	66.9

The share of net deficits by the minority shareholders are recognised in the consolidated balance sheet as they have provided financing to the subsidiaries.

因少數股東提供融資予附屬公司,其應佔虧絀淨額於綜合資產負債表上被確認。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
（以港幣列示）

29. INTEREST-BEARING BORROWINGS

29. 帶息借款

At 31st December, 2001, the interest-bearing borrowings, which are all repayable on demand or within 1 year, were secured as follows:

於二零零一年十二月三十一日，全部帶息借款的還款期是在接獲通知時或1年內，其抵押情況如下：

		The group 本集團		The company 本公司	
		2001 二零零一年 $ Million 百萬元	2000 二零零零年 $ Million 百萬元	**2001 二零零一年 $ Million 百萬元**	2000 二零零零年 $ Million 百萬元
Bank overdraft	*銀行透支*				
– secured	一有抵押	**31.3**	–	**30.8**	–
– unsecured	一無抵押	**–**	23.6	**–**	23.6
Bank loans	*銀行貸款*				
– secured	一有抵押	**1,749.0**	1,091.2	**1,599.1**	948.9
– unsecured	一無抵押	**56.7**	1,137.8	**–**	1,006.7
		1,837.0	2,252.6	**1,629.9**	1,979.2
Other loans	*其他貸款*				
– secured	一有抵押	**–**	84.9	**–**	84.9
– unsecured	一無抵押	**120.0**	66.7	**120.0**	66.7
		120.0	151.6	**120.0**	151.6
Floating rate notes	*浮息票據*				
– secured	一有抵押	**206.2**	–	**–**	–
– unsecured	一無抵押	**–**	288.6	**–**	–

Included in the balance of other loans is a loan from a related party, China Everbright Holdings Company Limited, amounting to $120.0 million (2000: $30.0 million). The loan is unsecured, interest-bearing and repayable on demand.

其他貸款結餘包括一間關連公司（中國光大集團有限公司）的120,000,000元貸款（二零零零年：30,000,000元）。這項貸款並無抵押，帶息及在接獲通知時償還。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

30. FLOATING RATE NOTES

On 11th December, 1997, a wholly-owned subsidiary issued floating rate notes ("the FRNs") which are denominated in United States dollars and guaranteed by the company, with principal amount of US$65.0 million. The notes bear interest at the rate of 0.875% per annum above the London Interbank Offered Rate for six month US dollars deposits payable semi-annually. The original redemption date of the FRNs is 13th December, 2000.

30. 浮息票據

於一九九七年十二月十一日，一全資附屬公司發行了本金65,000,000美元，並由本公司作出擔保的美元浮息票據。這些票據須按六個月美元存款的倫敦銀行同業拆息加0.875%的年息率每半年支付利息，並應於二零零零年十二月十三日以面值贖回。

31. CONTINGENT LIABILITIES

(a) Contingent liabilities at the balance sheet date in respect of guarantees given to banks and other lenders to secure loans and advances to the indicated parties are as follows:

31. 或有負債

(a) 於結算日，為下列各人士及公司向銀行及其他貸款人取得貸款作出擔保而承擔或有負債如下：

		The group 本集團		The company 本公司	
		2001 二零零一年 *$ Million 百萬元*	2000 二零零零年 *$ Million 百萬元*	**2001 二零零一年 *$ Million 百萬元***	2000 二零零零年 *$ Million 百萬元*
Subsidiaries	附屬公司	**–**	–	**303.5**	421.4
Associates*	聯營公司*	**1,162.4**	140.0	**108.7**	140.0
Others	其他	**–**	50.0	**–**	50.0
		1,162.4	190.0	**412.2**	611.4

* At 31 December 2001, guarantees of the group given in respect of associates included guarantee given to banks by one of the company's subsidiaries, Yangpu Power (Hainan) Co. Ltd. ("YP (Hainan)") which became a subsidiary of the group during the year (formerly an associate), in respect of a syndicated loan extended to Hainan Yangpu Land Development Company Limited amounting to $1,053.7 million. Subsequent to the year end, YP (Hainan) has been liquidated and accordingly this guarantee has lapsed.

* 於二零零一年十二月三十一日，本集團給予聯營公司的擔保包括本公司其中一間附屬公司（前為聯營公司並於年度內成為本集團的一間附屬公司），洋浦電力（海南）有限公司，為海南洋浦土地開發有限公司一筆1,053,700,000元的銀團貸款提供擔保。於結算日以後，洋浦電力（海南）有限公司已被註銷，因此，該項擔保現已失效。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

31. CONTINGENT LIABILITIES *(continued)*

(b) The group and the company have contingent liabilities in respect of performance bonds and guarantees under contracts and other agreements entered into in the normal course of business.

(c) The group and the company have contingent liabilities in respect of banking facilities granted to certain buyers of properties of the group and its associates.

(d) During the year, one of the group's associates has conducted a review of certain billing arrangements with the group, and as of the date of approval of these financial statements, this associate is still in the process of assessing the validity of certain development costs charged in previous years by the group for the development of this associate's property in Guangzhou, the PRC.

In addition, at 31st December, 2001, one of the company's subsidiaries is in dispute with this associate in respect of the validity of certain commission receivable amounting to $43.3 million in relation to the provision of marketing service for the associate's property in Guangzhou, the PRC. The outcome of this dispute is uncertain as of the date of approval of these financial statements.

No provision in respect of the above review and dispute is considered necessary in the financial statements by the directors as the review of development costs is still at a very preliminary stage and negotiations relating to commission receivable are still in progress.

31. 或有負債 *(續)*

(b) 本集團及本公司持有在一般業務中簽訂的合約及其他協議下履約擔保書及擔保有關的或有負債。

(c) 本集團及本公司持有在給予本集團及其聯營公司部分物業買方的銀行備用信貸有關的或有負債。

(d) 於年內,本集團其中一間聯營公司對與本集團的收費安排進行審閱。截止本財務報表核准通過日,該聯營公司仍就本集團在以往年度對其位於中國廣州的物業發展所收取的開發成本的確實性進行評估。

另外,於二零零一年十二月三十一日,本公司其中一間附屬公司與該聯營公司對其為該聯營公司位於中國廣州的物業所提供銷售服務的應收佣金共43,300,000元產生爭議。截至本財務報表核准通過日,此爭議的結果仍未明朗。

由於開發成本的審閱仍處於初步階段,而應收佣金的爭議正進行磋商,董事會認為毋須為上述的審閱及爭議提取準備。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

31. CONTINGENT LIABILITIES *(continued)*

(e) Subsequent to the year end, one of the company's subsidiaries has received claims from a former subcontractor in relation to the alleged non-payment for construction work done amounting to $55.7 million ("the alleged claims"). The subsidiary is in the process of preparing counterclaims to this former subcontractor for replacement costs and damages in substantially the same amount as the alleged claims.

Based on legal advice, the directors are confident that the alleged claims are unlikely to be enforced against the subsidiary. Accordingly, no provision is considered necessary by the directors at the balance sheet date.

31. 或有負債 *(續)*

(e) 於結算日後，本公司其中一間附屬公司已收到一前分包商就被指拖欠已完成工程涉及款項合共55,700,000元一事所提出的索償要求。該附屬公司正準備就與被追討的索償金額相約的重置成本及損毀對該前分包商提出反索償要求。

基於法律意見，董事會認為可向該附屬公司成功索償的機會很低。因此，毋須於結算日提取準備。

32. MATERIAL RELATED PARTY TRANSACTIONS

(a) During the year, the group has several construction contracts with a group ("the related group"), which can exercise significant influence over the group in making financial and operating decisions, for the provision of consulting and engineering services to the related group on a combination of cost plus basis and fixed price basis. Progress payments received and receivable from the related group amounted to $23.3 million during the year ended 31st December, 2001 (2000: $166.2 million).

The amount due from the related group at the year end amounted to $126.5 million (2000: $198.2 million).

32. 重大關連人士交易

(a) 年度內，本集團與一能夠對本集團的財務及經營決策作出重要影響的集團（「關連集團」）持有若干建築合約，按成本加成及固定價格兩種基準向關連集團提供顧問及工程服務。截至二零零一年十二月三十一日止年度，已收及應收關連集團的進度付款合共為23,300,000元（二零零零年：166,200,000元）。

年終時應收關連集團款項合共為126,500,000元（二零零零年：198,200,000元）。

NOTES ON THE FINANCIAL STATEMENTS *(continued)*
財務報表附註 *(續)*

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

32. MATERIAL RELATED PARTY TRANSACTIONS *(continued)*

(b) During the year, another related group provided construction services to the group and charged progress payment amounting to $242.2 million (2000: $Nil). The net amount due to this related group at the year end amounted to $9.4 million (2000: $23.0 million).

(c) During the year, the group had the following transactions with certain of its associates:

(i) Charged interest on shareholders' loans and progress payment receivable amounting to $3.4 million (2000: $59.1 million). Interest is charged at various rates up to 9% p.a. during the year (2000: 10.5% p.a.).

(ii) The net amount due from these associates at the year end amounted to $1,744.2 million (2000: $1,799.2 million).

(d) During the year, certain employees of the group were seconded to certain jointly controlled entities and the group charged staff costs amounting to $20.3 million (2000: $33.8 million). The net amount due to these jointly controlled entities at the year end amounted to $69.3 million (2000: $66.4 million).

32. 重大關連人士交易 *(續)*

(b) 年度內，另一家關連集團向本集團提供建築服務及於年度收取進度付款合共242,200,000元(二零零零年：無)。年終時應付該關連公司款項合共為9,400,000元(二零零零年：23,000,000元)。

(c) 年度內，本集團與若干聯營公司有下列的交易：

(i) 與股東貸款及應收進度付款有關的利息收入為3,400,000元(二零零零年：59,100,000元)。年度內的利息是以不同的年利率計算，最高為9%(二零零零年：10.5%)。

(ii) 年終時應收上述聯營公司款項淨額合共為1,744,200,000元(二零零零年：1,799,200,000元)。

(d) 年度內，本集團委派若干僱員於若干合營公司工作並收取員工成本合共20,300,000元(二零零零年：33,800,000元)。年終時，應付該等合營公司款項淨額合共為69,300,000元(二零零零年：66,400,000元)。

For the year ended 31st December, 2001
(Expressed in Hong Kong dollars)

截至二零零一年十二月三十一日止年度
(以港幣列示)

32. MATERIAL RELATED PARTY TRANSACTIONS *(continued)*

(e) The group provided construction services to certain of its joint ventures and charged progress payment amounting to $57.3 million during the year (2000: $24.1 million). The net amount due to these joint ventures at the year end amounted to $116.2 million (2000: $34.6 million).

(f) Included in other loans under trade and other payables is an amount advanced from a related party, amounting to $120.0 million (2000: $30.0 million) at the year end (see note 29).

32. 重大關連人士交易 *(續)*

(e) 本集團向若干合營公司提供建築服務及於年度內收取進度付款合共57,300,000元(二零零零年:24,100,000元)。年終時,應付此等合營公司款項淨額合共為116,200,000元(二零零零年:34,600,000元)。

(f) 應付賬款及其他應付款中的其他貸款包括年終時來自一間關連公司的貸款120,000,000元(二零零零年:30,000,000元)(參閱附註29)。

At 31st December, 2001

於二零零一年十二月三十一日

1. SUBSIDIARIES

1. 附屬公司

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the group.

下表只載列對本集團的業績、資產或負債有重大影響的附屬公司詳情。

All of these are controlled subsidiaries as defined under note 1(c) and have been consolidated into the group financial statements.

這些附屬公司均為附註1(c)所界定的受控制附屬公司，並已在本集團的財務報表中綜合計算。

	Subsidiary 附屬公司	Kind of legal entity (PRC subsidiary only) 法人類別（只限中國附屬公司）	Place of incorporation/ operation 註冊成立／經營地點	Issued and paid up share capital (notes 1 & 3) 已發行及繳足股本（附註1及3）	Percentage of equity held 持有權益百分率	Termination date (note 2) 經營期至下列年份（附註2）
(a)	*Investment holding* *投資控股*					
	Hong Kong Construction (Properties) Limited 香港建設（物業）有限公司		Hong Kong 香港	$10	100%	-
	Cityboss Investments Limited		Hong Kong 香港	$1,000	100%	-
	Calister International Limited*		British Virgin Islands/ Hong Kong 英屬處女群島／香港	$77	100%	-
	Huntridge Limited		Hong Kong 香港	$1,000	100%	-
	Dagali Investments Limited*		British Virgin Islands/ PRC 英屬處女群島／中國	$8	100%	-
	Eagerton Developments Limited*		British Virgin Islands/ Hong Kong 英屬處女群島／香港	$8	100%	-

At 31st December, 2001 *於二零零一年十二月三十一日*

1. SUBSIDIARIES *(continued)* 1. 附屬公司（續）

Subsidiary 附屬公司	Kind of legal entity (PRC subsidiary only) 法人類別（只限中國附屬公司）	Place of incorporation/ operation 註冊成立／經營地點	Issued and paid up share capital (notes 1 & 3) 已發行及繳足股本（附註1及3）	Percentage of equity held 持有權益百分率	Termination date (note 2) 經營期至下列年份（附註2）
(b) Treasury 投資					
Dynamic Bright Investment Limited 德輝投資有限公司		Hong Kong 香港	$10,000	100%	–
Wansway Company Limited		Hong Kong 香港	$10	100%+	–
(c) Property 物業					
City Step Limited 城創有限公司		Hong Kong 香港	$2	100%+	–
Hong Kong Construction (Shenzhen) Limited* 香港建設（深圳）有限公司*	Wholly-owned foreign enterprise 外商獨資企業	PRC 中國	$78,000,000	100%	2043
Lipmar Hero Limited		Hong Kong/PRC 香港／中國	$10,000	69.5% *(note 4)* *(附註4)*	–
Toplan Company Limited 泰鵬有限公司		Hong Kong/PRC 香港／中國	$3	100%+	–

PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES *(continued)*
主要附屬公司、聯營公司和合營公司 *(續)*

At 31st December, 2001 *於二零零一年十二月三十一日*

1. SUBSIDIARIES *(continued)* 1. 附屬公司 *(續)*

	Subsidiary 附屬公司	Kind of legal entity (PRC subsidiary only) 法人類別（只限中國附屬公司）	Place of incorporation/ operation 註冊成立／經營地點	Issued and paid up share capital (notes 1 & 3) 已發行及繳足股本（附註1及3）	Percentage of equity held 持有權益百分率	Termination date (note 2) 經營期至下列年份（附註2）
(c)	*Property (continued)* *物業（續）*					
	Sweet World Limited 欣喜有限公司		Hong Kong/PRC 香港／中國	$100	100%+	-
	Hong Kong Construction (China Investment) Limited 香港建設（中國投資）有限公司		Hong Kong/PRC 香港／中國	$10,000	100%	-
(d)	*Finance* *財務*					
	Hong Kong Construction (Capital) Limited*		British Virgin Islands 英屬處女群島	$774	100%	-
	Membuat Limited		Hong Kong 香港	$1,000	100%	-
(e)	*Construction/property services* *建築／物業服務*					
	Zhuhai Kumagai Property Development Co Ltd* 珠海熊谷房產發展有限公司*	Wholly-owned foreign enterprise 外商獨資企業	PRC 中國	$20,553,309	100%	2002
	Hong Kong Construction (Guangzhou) Limited* 香港建設（廣州）有限公司*	Wholly-owned foreign enterprise 外商獨資企業	PRC 中國	$10,000,000	100%	2043

At 31st December, 2001 *於二零零一年十二月三十一日*

1. SUBSIDIARIES *(continued)* 1. 附屬公司 *（續）*

Subsidiary 附屬公司	Kind of legal entity (PRC subsidiary only) 法人類別（只限中國附屬公司）	Place of incorporation/ operation 註冊成立／經營地點	Issued and paid up share capital (notes 1 & 3) 已發行及繳足股本（附註1及3）	Percentage of equity held 持有權益百分率	Termination date (note 2) 經營期至下列年份（附註2）
(e) Construction/property services (continued) 建築／物業服務（續）					
Shenzhen Kumagai Property Management Co Ltd * 深圳熊谷物業管理有限公司*	Equity joint venture 中外合資企業	PRC 中國	$10,000,000	60%	2045
Hong Kong Construction (Real Estate Agency) Limited * 香港建設（地產代理）有限公司*		British Virgin Islands/ PRC 英屬處女群島／中國	$8	100%	-
Hong Kong Construction (Property Management) Limited 香港建設（物業管理）有限公司		Hong Kong/PRC 香港／中國	$2	100%	-
Oriental Trend Limited 東信有限公司		Hong Kong/PRC 香港／中國	$2	100%	-
Weyman Limited*		British Virgin Islands/ PRC 英屬處女群島／中國	$8	100%	-
Hong Kong Construction (Works) Limited 香港建設（營造）有限公司		Hong Kong 香港	$10,000	100%+	-
Hong Kong Construction (E&M) Limited 香港建設（機電工程）有限公司		Hong Kong 香港	$10,000	100%+	-
(f) Infrastructure 基建					
Yangpu Power (HK) Co. Limited 洋浦電力（香港）有限公司		Hong Kong/PRC 香港／中國	$10,000	100%	-

PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES *(continued)*
主要附屬公司、聯營公司和合營公司 *(續)*

At 31st December, 2001

於二零零一年十二月三十一日

2. ASSOCIATES

The following list contains only the particulars of associates, all of which are unlisted corporate entities, which principally affected the results or assets of the group.

2. 聯營公司

下表只載列對本集團的業績或資產有重大影響的聯營公司(全部均為非上市法人公司)的詳情:

	Associate 聯營公司	Form of business structure 企業組成模式	Place of incorporation/ operation 註冊成立/經營地點	Percentage of equity attributable to the group 本集團應佔權益百分率	Termination date (note 2) 經營期至下列年份(附註2)
(a)	*Investment holding* *投資控股*				
	Hong Kong Construction Kam Lung Limited	Incorporated 註冊成立	Hong Kong/PRC 香港/中國	50%	–
	Forsum Limited 科森有限公司	Incorporated 註冊成立	Hong Kong/PRC 香港/中國	36.25%+	–
	Greenway Venture Limited*	Incorporated 註冊成立	British Virgin Islands /PRC 英屬處女群島/中國	20%	–
(b)	*Infrastructure* *基建*				
	Hainan Yangpu Land Development Company Limited * 海南洋浦土地開發有限公司*	Incorporated 註冊成立	PRC 中國	30%	2062

At 31st December, 2001　　*於二零零一年十二月三十一日*

2. ASSOCIATES *(continued)*　2. 聯營公司 *(續)*

Associate 聯營公司	Form of business structure 企業組成模式	Place of incorporation/ operation 註冊成立／經營地點	Percentage of equity attributable to the group 本集團應佔權益百分率	Termination date (note 2) 經營期至下列年份 (附註2)
(c) Property *物業*				
Dorboy Investment Limited 禧發投資有限公司	Incorporated 註冊成立	Hong Kong/ PRC 香港／中國	50%	–
Karbony Investment Limited	Incorporated 註冊成立	Hong Kong/ PRC 香港／中國	40%	–
Hong Kong Construction SMC Development Limited* 香港建設蜆殼發展有限公司*	Incorporated 註冊成立	Hong Kong/ PRC 香港／中國	40%	–
First Choice International Development Limited* 富財國際發展有限公司*	Incorporated 註冊成立	British Virgin Islands/PRC 英屬處女群島／中國	25%+	–
Hong Kong Construction (Investment) Limited 香港建設(置業)有限公司	Incorporated 註冊成立	Hong Kong 香港	20%	–

At 31st December, 2001　　*於二零零一年十二月三十一日*

2. ASSOCIATES *(continued)*　　2. 聯營公司 *(續)*

	Associate 聯營公司	Form of business structure 企業組成模式	Place of incorporation/ operation 註冊成立／經營地點	Percentage of equity attributable to the group 本集團應佔權益百分率	Termination date (note 2) 經營期至下列年份（附註2）
(d)	*Commercial and financial services* *商業和財務服務*				
	Hainan Yangpu Merchant Co. Limited* 海南洋浦招商有限公司*	Incorporated 註冊成立	PRC 中國	25%	2023
	First Creation Limited 新運佳有限公司	Incorporated 註冊成立	Hong Kong/PRC 香港／中國	50%	–
(e)	*Hotel management and operation* *酒店管理及運作*				
	Quick Wealth Investments Limited* 快富投資有限公司*	Incorporated 註冊成立	British Virgin Islands/PRC 英屬處女群島／中國	50%	–
	Right Choice International Limited*	Incorporated 註冊成立	British Virgin Islands/PRC 英屬處女群島／中國	27.5%+	–

At 31st December, 2001

於二零零一年十二月三十一日

3. JOINTLY CONTROLLED ENTITIES

3. 合營公司

The following list contains only the particulars of jointly controlled entities which principally affected the results or assets of the group.

下表只載列對本集團的業績或資產有重大影響的合營公司。

Jointly controlled entity 合營公司	**Form of business structure** 企業組成模式	**Place of establishment and operation** 成立及經營地點	**Proportion of ownership interest held by the group and the company** 本集團及本公司擁有權益百分率
(a) *Construction* *建築*			
BCJ Joint Venture	Unincorporated partnership 非法人的合伙	Hong Kong 香港	20%
Hong Kong Construction-AMEC Joint Venture	Unincorporated partnership 非法人的合伙	Hong Kong 香港	55%
AMEC-Hong Kong Construction Joint Venture	Unincorporated partnership 非法人的合伙	Hong Kong 香港	45%
HK ACE Joint Venture	Unincorporated partnership 非法人的合伙	Hong Kong 香港	30%

PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES *(continued)*
主要附屬公司、聯營公司和合營公司 *(續)*

At 31st December, 2001 *於二零零一年十二月三十一日*

3. JOINTLY CONTROLLED ENTITIES *(continued)* 3. 合營公司 *(續)*

	Jointly controlled entity 合營公司	Form of business structure 企業組成模式	Place of establishment and operation 成立及經營地點	Proportion of ownership interest held by the group and the company 本集團及本公司擁有權益百分率
(a)	*Construction (continued)* *建築(續)*			
	AMEC-Hong Kong Construction CC-202 Joint Venture	Unincorporated partnership 非法人的合伙	Hong Kong 香港	35%
(b)	*Property* *物業*			
	Hainan Zhong-Gu Property Co Ltd* 海南中谷物業有限公司*	Incorporated 註冊成立	PRC 中國	50%

Notes:

1. Share capital of subsidiaries comprises ordinary shares except as disclosed in the notes below.
2. Companies in the People's Republic of China ("PRC") have defined periods of existence.
3. For PRC companies, registered capital contributed is shown under issued and paid up share capital.
4. 13 1/3% interest of Lipmar Hero Limited is held by a subsidiary.

+ Interest held by subsidiaries

* Not audited by KPMG

附註：

1. 除下列附註所載外，附屬公司之股本為普通股份。
2. 在中國之公司有訂明經營期限。
3. 就中國公司來說，繳入的註冊資本記入已發行及繳足股本項目內。
4. Lipmar Hero Limited的13 1/3%權益由附屬公司擁有。

\+ 權益由附屬公司擁有

* 並非由畢馬威會計師事務所核數

FIVE-YEAR FINANCIAL SUMMARY
五年財務資料概要
(Expressed in Hong Kong dollars) （以港幣列示）

		2001 二零零一年 $ Million 百萬元	2000 二零零零年 $ Million 百萬元	1999 一九九九年 restated 重報 $ Million 百萬元	1998 一九九八年 restated 重報 $ Million 百萬元	1997 一九九七年 restated 重報 $ Million 百萬元
Consolidated profit and loss account	**綜合損益表**					
Turnover	營業額	**1,833**	1,893	3,005	2,147	1,532
(Loss)/profit from ordinary activities before taxation	除税前正常業務（虧損）／溢利	**(801)**	(1,172)	(1,190)	191	551
Taxation and minority interests	税項及少數股東權益	**(35)**	19	(23)	108	(35)
(Loss)/profit attributable to shareholders	股東應佔（虧損）／溢利	**(836)**	(1,153)	(1,213)	299	516
Dividends	股息	**-**	-	(76)	(51)	(241)
Retained (loss)/profit for the year	本年度保留（虧損）／溢利	**(836)**	(1,153)	(1,289)	248	275
Consolidated balance sheet	**綜合資產負債表**					
Net current (liabilities)/assets	流動（負債）／資產淨值	**(1,817)**	(1,812)	450	979	438
Non-current assets	非流動資產	**3,214**	4,300	4,979	5,755	6,276
Non-current liabilities	非流動負債	**(322)**	(393)	(2,130)	(2,080)	(2,318)
Net assets	資產淨值	**1,075**	2,095	3,299	4,654	4,396
Share capital	股本	**608**	508	508	505	415
Capital reserves	資本儲備	**1,550**	1,834	1,885	1,954	2,031
Revenue reserves	收益儲備	**(1,083)**	(247)	906	2,195	1,950
Shareholders' funds	股東權益	**1,075**	2,095	3,299	4,654	4,396

(Expressed in Hong Kong dollars) （以港幣列示）

		2001	2000	1999	1998	1997
		二零零一年	二零零零年	一九九九年	一九九八年	一九九七年
(Loss)/earnings per share	每股（虧損）／盈利					
- basic	一基本	**$(1.51)**	$(2.27)	$(2.40)	$0.65	$1.32
- diluted	一攤薄	**$(1.51)**	$(2.27)	$(2.40)	$0.63	$1.22
Dividend per share attributable to the year	本年度每股股息	**-**	-	-	$0.15	$0.40
Return on shareholders' equity	股東權益回報率	**(52.7)%**	(42.8)%	(30.8)%	6.7%	13.3%

Notes:

(a) Due to the adoption of the requirements of SSAP 1 (revised) "Presentation of financial statements", SSAP 9 (revised) "Events after balance sheet date" and SSAP 24 "Accounting for investments in securities", the presentation and classification of comparative figures have been adjusted where appropriate.

(b) Despite a change in accounting policy for goodwill, figures for the years from 1997 to 2000 have not been adjusted for comparison purposes as the group has taken advantage of the transitional provisions set out in paragraph 88 of SSAP 30 with the effect that the new accounting policy has been adopted prospectively.

(c) Return on shareholders' equity represents the current year's loss/profit attributable to shareholders expressed as a percentage of the average of the opening and closing shareholders' funds for the year concerned.

附註：

(a) 鑑於採用「會計實務準則」第1號（經修訂）「財務報表的編列」、第9號（經修訂）「結賬日後之事項」和第24號「投資証券的會計處理」，比較數字已作出適當調整。

(b) 雖然修訂了關於商譽的會計政策，但是由於本集團依據香港「會計實務準則」第30號第88段所載的過渡性條文的規定，只是在未來的財政期間採用新的會計政策，故一九九七年至二零零零年度的比較數字並無作出調整。

(c) 股東權益回報率為本年度股東應佔虧損／溢利於有關年度期初及期終股東權益平均數的百分比。

INVESTMENT PROPERTIES
投資物業

Location	地點	Existing use 目前用途	Term of lease 租賃期
Portions F & G on Ground Floor and 1st Floor, Wong King Industrial Building, 192-198 Choi Hung Road, San Po Kong, Kowloon, Hong Kong New Kowloon Inland Lot No. 4448	香港九龍新蒲崗彩虹道192-198號 旺景工業大廈 地下F及G部分及1樓 新九龍地段4448號	Commercial 商業	Medium 中期
The shopping mall, all carparking spaces and various apartment units, South Ocean Centre Dongmen Road Central, Shenzhen, Guangdong Province, PRC	購物商場、所有停車場及多個住宅單位 中國廣東省深圳 東門中路 南海中心	Commercial/ Residential 商業／住宅	Medium 中期
Rooms 1305 to 1314 New East Ocean Centre, 9, Science Museum Road, Tsim Sha Tsui East, Kowloon, Hong Kong Kowloon Inland Lot No. 10880	香港九龍尖沙咀東部 科學館道9號 新東海中心1305至1314室 九龍地段10880號	Commercial 商業	Medium 中期
1/F, 2/F, 9/F, 42/F, 52/F and 58/F Shun Hing Square No. 5002 Shennan Road East, Luohu, Shenzhen, PRC	中國深圳羅湖深南東路5002號 信興廣場 1樓、2樓、9樓、42樓、52樓及58樓	Commercial 商業	Long 長期

PROPERTIES HELD FOR DEVELOPMENT
持有作發展用途的物業

Location 地點	Intended use 計劃用途	Expected date of completion 預期竣工日期	Site area 地盤總面積 (Sq. m) (平方米)	Gross floor area 樓面總面積 (Sq. m) (平方米)	Group's interest 集團權益	Stage of completion 完工階段
South of Refrigeration Factory, Wan Zai Town, Zhuhai, PRC 中國珠海市灣仔鎮冷凍廠南側	Commercial/ Residential 商業／住宅	N/A 不適用	14,007	103,982	69.5%	Foundation works 地基工程
Lot Nos A and B Ying Bin Road, Feng Le District, Jiangmen, PRC 中國江門市迎賓路北豐樂區A及B地段	Commercial/ Residential 商業／住宅	N/A 不適用	42,141	421,408	69.5%	Not yet commenced 尚未施工

PROPERTIES HELD FOR SALE
持有作銷售用途的物業

Location 地點	Existing use 目前用途	Gross floor area 樓面總面積 (Sq. m) (平方米)	Group's interest 集團權益
South Ocean Centre Dongmen Road Central, Shenzhen, Guangdong Province, PRC 中國廣東省深圳東門中路南海中心	Residential 住宅	15,436	100%

香港建設(控股)有限公司

香港九龍加連威老道98號

東海商業中心801-2室

電話:2369 3949

傳真:2721 2526, 2721 5110

香港建設（控股）有限公司
HONG KONG CONSTRUCTION (HOLDINGS) LIMITED